SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of April, 2024

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Eletrobras

Management Proposal

Ordinary and Extraordinary General Shareholders' Meeting (OEGM)

April 26, 2024

2 pm (Brasília)

Table of Contents

Message from the Chairman of the Board of Directors	6
Manual for Participation	8
1.1. Entirely digital OEGM	8
1.2. Voting Ballot	10
1.3. Required documents	11
1.4. Registration and accreditation	12
1.5. Declaration of Membership in a Group of Shareholders	14
1.6. Installation of the Fiscal Council	15
2. Management Proposal	17
2.1. Matters to be approved at the OEGM	17
2.1.1.1. To take the management accounts, examine, discuss and vote on the Management Report and the Complete Annual Financial Statements of the Company for the fiscal year ending December 31, 2023	19
2.1.1.2. To approve the proposal of the Company's management for the allocation of net income for the fiscal year ending December 31, 2023 and the distribution of dividends	23
2.1.1.3. To set the annual maximum compensation of the managers, the external members of the advisory committees to the Board of Directors and the members of the Fiscal Council (if installed) for the fiscal year 2024	25
2.1.2.1. To approve the proposed amendment to the Stock Plan approved at the Company's Extraordinary General Meeting held on December 22, 2022	32
2.1.2.2. To approve the proposed amendment to the Restricted Stock Option Plan approved at the Company's Extraordinary General Meeting held on December 22, 2022;	35
2.1.2.3. Pursuant to article 53 of the Company's Bylaws and as approved by the shareholders at the Company's Extraordinary General Meeting held on April 17th, 2023, to elect the member of the Board of Directors who will replace Mr. Carlos Eduardo Rodrigues Pereira, whose term of office ends at the Ordinary and Extraordinary General Meeting of 2024, and the new member elected to the position in question will remain in the position until the ordinary general meeting to be held in 2025.	38
Conclusion	41
List of Schedules	42
SCHEDULE A	44
Section 2 of the Company's Reference Form (information on the executive officers' comments on the financial and equity conditions and results of operations)	44

SCHEDULE B	107
Information required by Schedule A of CVM Resolution 81 (Allocation of the Company's Net Income)	107
SCHEDULE C	115
Section 8 of the Company's Reference Form (detailed information on the compensation of managers and members of advisory committees)	115
SCHEDULE D	176
Historical information on Management compensation effectively paid compared to approved maximum aggregate compensation at the OGM	176
SCHEDULE E	181
Information required under Schedule B of Resolution CVM 81/2022 (proposal for amending the "Eletrobras Compensation Plan Based on Stock Options" approved at the Company's Extraordinary Shareholders' Meeting held on December 22, 2022)	181
SCHEDULE F	188
"From/To" table of the proposed changes to the Compensation Plan Based on Stock Purchase Options	188
SCHEDULE G	193
Stock Option Plan with consolidated proposed changes	193
SCHEDULE H	203
Information required by Annex B of CVM Resolution 81/2022 (proposal for amending the "Eletrobras Restricted Share-Based Compensation Plan" approved at the Company's Extraordinary General Meeting held on December 22, 2022)	203
SCHEDULE I	210
"From/To" table of the proposed changes to the Compensation Plan Based on the Restricted Shares	210
SCHEDULE J	214
Restricted Shares Plan with the proposed consolidated amendments	214
SCHEDULE K	221
Sections 7.3 to 7.6 of the Company's Reference Form (information on Ms. Ana Silvia Matte, candidate for member of the Company's Board of Directors)	221

Message from the Chairman of the Board of Directors

Dear Shareholders,

It is with great pleasure and a sense of responsibility that, on behalf of the Board of Directors, I invite you to attend in the Ordinary and Extraordinary General Meetings of Centrais Elétricas Brasileiras S/A (“Eletrobras” ou “Company”), to be held on April 26, 2024, at 2 p.m. (Brasilia time), entirely remotely (“Meetings” or “OEGM”). And in this brief and indispensable introduction, I feel compelled to share with you some considerations.

Since its historic privatization on June 17, 2022, with the implementation of the "true corporation" model, Eletrobras has set itself a pace of constant and orderly transformation. The destination is clear: to become the global leader in generating sustainable value based on innovative clean and renewable energy solutions.

The mission, however, is not elementary. The journey is hard. It is precisely this destiny, rooted in every fiber of every employee, that makes our work both challenging and rewarding .

When we are faced with major challenges, in a world surrounded by volatility and uncertainty, where looking to the future goes beyond the mere work routine and becomes a survival instinct, it is not uncommon for us to forget to look back. From time to time, we need to do this exercise and remember the hard-won achievements and lessons learned, because they are the foundation of tomorrow's victories and the compass that points us in the right direction.

First of all, I would like to highlight the effort made to restructure our companies, which has allowed us to plant solid roots towards an effective and innovative management model, capable of seeing the business, assets, people, processes, risks and opportunities holistically and synergistically. We can finally say that we have taken the first steps towards the vision of a single Eletrobras.

In addition, I am pleased to point out that we have managed to structure an effective compensation model for the Company, providing it with tools to attract and retain talent and to ensure alignment of interests among stakeholders, always prioritizing the Company's continuity and the generation of sustainable long-term value. It was based on this remuneration model that we were able to build a team of executives of the highest excellence, integrity, training and experience, who are key members of this transformational process at Eletrobras.

Which brings us to a third important point: people. Our most important asset, people are fundamental to this journey. Our challenge is to ensure that our employees have the right tools, incentives and direction to search for, produce and transmit knowledge, always based on ethical, innovative and high-performance practices.

With this in mind, we structured a vice-presidency and teams focused on people. We also gave deserved prominence to the aspects of communication and sustainability with the creation of dedicated departments and teams. We promoted meetings with Eletrobras' leaders, where our executives and board members were interviewed and taught by the eager and curious minds of the future. We initiated several recruitment and selection processes, such as the launch of the first Eletrobras Trainee Program, under the direct sponsorship of the Board of Directors. We are also working on the strategic process to ensure that every employee, from the company's CEO to the line or substation operator, knows (and tells us too, as this is a joint effort) exactly what their role and relevance is in this incredible journey. Because the pursuit of knowledge and exceeding targets will only come if everyone is effectively involved in building our future.

Naturally, all of these initiatives, and countless others highlighted throughout our corporate documents, required adjustments and corrections throughout 2023. And when difficult decisions had to be made, the Board of Directors showed integrity, assertiveness and firmness.

And it couldn't be any different. After all, the mission of this Board of Directors is to pave the road to Eletrobras' future. Results will always be a consequence of our long-term vision. And the continuity and governance of this corporation, combined with the well-being of its people, are our most precious assets.

We wish you a good meeting !

Vicente Falconi Campos

CHAIRMAN OF THE BOARD OF DIRECTORS

1.1.	Entirely digital OEGM
1.2.	Remote Voting Ballot
1.3.	Required documents
1.4.	Registration and accreditation
1.5.	Declaration of Membership in Group of Shareholders
1.6.	Installation of the Fiscal Council
1.7.	Election of a Member of the Board of Directors - Transitional Provision of the Bylaws
1.8.	Nomination of candidates

1.1. Entirely digital OEGM

In order to facilitate the participation of shareholders and others involved in the execution of the OEGM, pursuant to Law No. 6,404, of December 15, 1976 (LSA), CVM Resolution No. 81, of March 29, 2022 (Res CVM 81/2022), and the Company's Bylaws, the OEGM will be held through the Zoom digital platform, on April 26, 2024, at 2 p.m.

The Shareholders who wish to attend the OEGM must register on the website https://qicentral.com.br/m/agoe-eletrobras-2024 and provide all the documents necessary to qualify to attend or vote at the OEGM, at least 2 days in advance, that is, by April 24, 2024.

The Digital Platform complies with the requirements set out in article 28, paragraph 1, I to III, of CVM Res 81/2022.

The OEGM will be fully recorded ..

Access to the Digital Platform and participation in the OEGM, authorizes the Company to record and make use of the relevant legal and regulatory information .

– that the recordings and their information will be used and processed by the Company for a period of five years, and may be used for the Company's defense or due to a mandatory obligation.
The Admitted Shareholder declares that he/she is aware of the following:

– the carrying out of various types information processing due to legal or regulatory obligations to which the respective data controller is subject, which is in the interest of the Admitted Shareholder, in accordance with their legitimate expectations, based on the support and promotion of the Company's activity.

– that the rights over their personal data may be exercised as permitted by applicable laws and regulations, after formal communication to the Company.

By accessing the Digital Platform and participating in the OEGM, the Admitted Shareholder is aware and authorizes the Company, as well as third parties authorized by the Company, to record and make use of the information, provided that the applicable legislation and regulations are complied. The purpose of the authorized use is:

▪	registration of the possibility of manifestation and visualization of the documents presented during the OEGM;
▪	record of the authenticity and security of communications during the OEGM;
▪	register of attendance of Admitted Shareholders at the OEGM ;
▪	register of votes cast by Admitted Shareholders at the OEGM ;
▪	compliance with judicial, arbitration, legal, administrative, regulatory or self-regulatory orders;
▪	if necessary, to defend the rights of the Company and its managers in judicial, arbitration, administrative, regulatory or self-regulatory spheres.

If the Admitted Shareholder wishes to speak on a matter on the Agenda, they must use the Digital Platform to register their request. The secretary of the OEGM will then activate the audio, according to the queue of requests. The time allowed to speak may be limited. If the request is not related to any matter on the Agenda, the Admitted Shareholder should use the usual contact channels, through the Investor Relations area.

The statements of Admitted Shareholders sent to the board of the OEGM before the end of the meeting, via e-mail to assembleiavirtual@eletrobras.com,, will only be attached to the minutes if expressly requested.

The Company is not responsible for any situations that are not under the Company's control, such as instability in the internet connection or incompatibility between the Digital Platform and the equipment used by the OEGM participant.

It is recommended that Admitted Shareholders access the Digital Platform at least 30 minutes before the start of the OEGM, in order to avoid any unwanted situations when using the platform. The Company will provide to Admitted Shareholders remote technical support and a guide with basic instructions for accessing the OEGM.

Any questions or explanations can be given by the Vice-President for Finance and Investor Relations by sending an e-mail to assembleiavirtual@eletrobras.com.

1.2. Voting Ballot

The Shareholders may attend the OEGM through the Remote Voting Ballot. Guidance on the documentation required for remote voting can be found in the Voting Ballot, available on the websites: https://ri.eletrobras.com/, https://sistemas.cvm.gov.br/ e https://www.b3.com.br/pt_br/.

To attend the OEGM through the Voting Ballot, the Company's Shareholders must fill in the appropriate fields, sign the Voting Ballot and send it no later than 7 days before the date of the OEGM to the following recipients:

bookkeeping agent	The Shareholders with a shareholding position in the book-entry book may vote remotely through Itaú Corretora de Valores S.A. ("Bookkeeping Agent"). In this case, the Voting Ballot must be sent via the Itaú Assembleia Digital website. To this purpose, it is necessary to register and have a digital certification. Information on registration and the step-by-step process for issuing the digital certificate is available at https://assembleiadigital.certificadodigital.com/itausecuritiesservices/artigo/home/assembleia-digital
custody agent	The Shareholders must check with the custody agent whether it will provide a service for receiving Voting Ballots ("Custody Agent"). If so, the Shareholders may, at their sole discretion, forward the Voting Ballot to the Custody Agent, adopting the appropriate procedures, and may incur in possible costs.
company

The Shareholders may forward the Voting Ballot directly to the Company, provided that the Voting Ballot:

▪   It will only be received if it is sent solely and exclusively via the website https://qicentral.com.br/m/agoe-eletrobras-2024. To access the system (i) Shareholders who have already registered on the platform must use the same access credentials, entering their e-mail address and password; and (ii) Shareholders who have not yet accessed the platform must click on "Sign up now" and enter their e-mail address. The system will then send a verification code to the e-mail address provided, so that the shareholder can complete their registration.

▪   It must include the place, date and signature of the signatory Shareholder. If the Shareholder is considered a legal entity under Brazilian law, the signature must be that of its legal representatives or attorneys-in-fact with powers to perform this act.

▪   It must be provided with documentation proving the signatory Shareholder's status as a Shareholder or legal representative, in accordance with the requirements and formalities indicated in this Management Proposal.

The Voting Ballot will be considered invalid and will not be processed by the Company if it is not supported with the documents required to prove Shareholder or attorney status and/or if it is delivered after the expiration of the deadline of 7 days before the OEGM.

Until the end of the submission period, the Voting Ballot may be corrected and resubmitted by the Shareholder to the Company, in compliance with the procedures and other deadlines set out in CVM Res 81/2022, it being understood that no Voting Ballot will be accepted after the end of such deadline.

If there are items not completed after the expiration of the 7-day period prior to the OEGM, the Company will consider them as instructions equivalent to abstaining from voting .

Admitted Shareholders who have already sent in their Voting Ballot may register to attend the OEGM via the Digital Platform, provided that they do so in the manner and within the timeframe provided. In this case, the Admitted Shareholder may:

▪  simply attend the OEGM, whether or not you have sent the Voting Ballot; or

▪  attend and vote at the OEGM, noting that all voting instructions received by means of a Voting Ballot will be rejected, if the Shareholder wishes to vote at the OEGM but has already sent the Voting Ballot.

1.3. Required documents

These are the documents required to qualify and attend or vote in the OEGM via the Digital Platform, in compliance with article 126, paragraph 1, of the Brazilian Corporate Law and the decision of the CVM Board in case CVM RJ-2014/3578:

i.        if an individual:

▪     copy of the identification document legally recognized as such, with a recent photo and national validity, as well as within the validity period (if applicable); or

▪     in the event of being represented by an attorney-in-fact, a copy of the power of attorney signed less than one year ago, together with the attorney-in-fact's official identity document with photo, such attorney-in-fact to be another Shareholder, a director of the Company or a lawyer duly registered with the Brazilian Bar Association (OAB).

ii.        if legal entity:

▪     up-to-date articles of incorporation of the Shareholder and of the corporate document that elects the representative(s) with sufficient powers to represent it at the OEGM, duly registered with the competent authorities, together with the official identity document with photo of the said representative(s); and

▪     if applicable, an instrument (as a power of attorney) duly granted in accordance with the law and/or the Shareholder's articles of association, together with an official identity document with photo of the attorney-in-fact .

iii.        if an investment fund:

▪     a copy of the current and consolidated fund regulations, bylaws or articles of incorporation of the administrator or the fund manager, as the case may be, in compliance with the investment fund voting policy;

▪     documents that provides representative powers (corporate documents of election, term(s) of investiture and/or power of attorney);

▪     identification document of the legal representative(s) with a recent photo and national validity;

▪     if applicable, a copy of the , instrument (as a power of attorney) granted under the terms of its articles of association and in accordance with the rules of the Brazilian Civil Law, together with the attorney's official identity document with photo.

It is not necessary to send the hard copies of the Shareholder representation documents to the Company's office, nor is it necessary to notarize the signature of the grantor of the power of attorney to represent the Shareholder, registration before the embassy, apostille or sworn translation of all the foreign Shareholder representation documents.

Only simple copies of the original version of the required documents should be sent via the website https://qicentral.com.br/m/agoe-eletrobras-2024.

Powers of attorney granted by Shareholders by electronic means will only be admitted if they contain digital certification within the standards of the Brazilian Public Key Infrastructure (ICP-Brasil) system or by another means of proving the source and integrity of the document in electronic form.

1.4. Registration and accreditation

– Shareholder

The Shareholder who wishes to attend the OEGM via the Digital Platform must fill in all the registration details on the website https://qicentral.com.br/m/agoe-eletrobras-2024 and attach all the supporting documents at least 2 days before the date set for the OEGM, that is, by 11:59 p.m. on April 24, 2024.

To access the system, the Shareholder that :

▪     already registered on the platform must access the link and use the same access credentials, entering their e-mail and password; and

▪     who have not yet registered on the platform should access the link and click on "Register now" and then enter their e-mail address. The system will then send the verification code to the e-mail address provided so that the shareholder can complete their registration.

– Attorney-in-fact

The attorney-in-fact must register with their details on the website https://qicentral.com.br/m/agoe-eletrobras-2024 and, through this platform, inform each Shareholder they will represent and attach the respective documents proving their status of the shareholder and representation, in accordance with the guidelines set out in this Management Proposal.

After this personal registry, the attorney-in-fact is automatically directed to the register of his or her grantor, but if he or she leaves this page and wants to add more grantors, the attorney-in-fact will need to access the website https://qicentral.com.br/m/agoe-eletrobras-2024 and log in with the password created at the time of registration to continue registering them. The attorney in fact will receive individual confirmation of the qualification status of each shareholder registered in their register and will arrange, if necessary, for documents to be completed.

If the attorney-in-fact represents more than one Shareholder, the attorney-in-fact:

▪     will only be able to vote at the OEGM by Shareholders whose qualification has been confirmed by the Company; and

▪     should beware of §2 of Article 8 of the Bylaws, which establishes that any Shareholder represented by the same agent, administrator or representative in any capacity, with the exception of holders of securities issued under the Company's Depositary Receipts program, when represented by the respective depositary bank, will be considered to be a member of the same group of Shareholders, for the purposes of the voting limitation pursuant to Articles 6 and 7 of the Bylaws, provided that they do not fall within any of the other hypotheses set out in the caput or §1 of Article 8 of the Bylaws.

The Company will check the documents and, if there are no pending issues, the Shareholder or his/her attorney-in-fact, as the case may be, will be accredited ("Admitted Shareholder") and will receive, via the Digital Platform, confirmation of his/her admission to attend the OEGM.

In the event of insufficient documentation, the Shareholder must complete it on the same website https://qicentral.com.br/m/agoe-eletrobras-2024, by 11:59 p.m. on April 24, 2024.

If an Admitted Shareholder does not receive confirmation of virtual access to the OEGM up to 8 hours before the beginning of the OEGM, they must contact the Company's Investor Relations area by e-mail at assembleiavirtual@eletrobras.com up to 4 hours before the beginning of the OEGM.

Access to the OEGM via the Digital Platform will be restricted to Admitted Shareholders (shareholders or their attorneys-in-fact, as the case may be). The Company warns that shareholders who do not submit the request and the necessary participation documents within the deadline will not be able to attend the OEGM.

Admitted Shareholders (shareholders or their attorneys-in-fact, as the case may be) undertake to:

▪     use the individual register solely and exclusively for remote participation in the OEGM;

▪     not to transfer or disclose, in whole or in part, the individual registration to any third party, Shareholder or not, the registration being non-transferable; and

▪     not to record or reproduce, in whole or in part, or transfer, to any third party, Shareholder or not, the content or any information transmitted by virtual means during the OEGM.

1.5. Declaration of Membership in a Group of Shareholders

Due to the limitation on the exercise of voting rights pursuant to articles 6 and 7 of the Company's Bylaws, the Company requests, for the purposes of the timely examination of the matter, that the Shareholders included in the legal situations contemplated in article 8 of the Bylaws inform, up to 2 days prior to the date designated for the holding of the OGM, that is, up to 11:59 p.m. on April 24, 2024, which are the members of a potential group of Shareholders.

In the case of investment funds with the same administrator or manager, only those whose investment and voting policies at shareholders’ meetings, under the terms of the respective regulations, are the responsibility of the administrator or manager will be considered members of a Shareholder group.

The information must be provided by sending the Declaration of Membership in a Group of Shareholders, exclusively to the following website address https://qicentral.com.br/m/agoe-eletrobras-2024, mentioning whether:

▪     are part of a voting agreement and whether there are other members of the agreement and their respective corporate interests;

▪     are part of an economic group of companies or group of entities with common administration or management or under the same authority; and

▪     are represented by the same agent, administrator or representative in any capacity whatsoever.

The form of the Declaration of Membership in a Group of Shareholders is available on the website https://ri.eletrobras.com/informacoes/convocacoes-e-atas/.

The Shareholders who do not fall within the legal situations contemplated in Article 8 of the Company's Bylaws do not need to send the aforementioned statement and the Company will consider that such Shareholders affirm that they are not a member in any "group of shareholders" and that they are responsible for such affirmation, given the informational duty provided for in the Company's Bylaws.

Pursuant to article 8, paragraph 5, of the Company's Bylaws, the chairman and secretary of the Shareholder meeting may, if they deem necessary, request documents and information from shareholders in order to verify whether a shareholder is a member of a "shareholder group" that may hold 10% or more of the Company's voting capital.

1.6. Installation of the Fiscal Council

Eletrobras does not have a permanent Fiscal Council. For this reason, under the terms of article 43 of the Company's Bylaws, article 161, paragraph 2, of the Brazilian Corporation Law, and article 4 of CVM Resolution No. 70, of March 22, 2022 (CVM Res 70/2022), Eletrobras' Fiscal Council will be installed at the request of Shareholders representing at least 2% of the shares with voting rights (common shares issued by the Company), or 1% of the shares without voting rights (class "A" and class "B" preferred shares issued by the Company), which can be made via Voting Ballot or directly to the Company, by e-mail to assembleiavirtual@eletrobras.com.

The Fiscal Council may be composed by 3 to 5 effective members and an equal number of alternates, whether shareholder or not, who will be elected at the OEGM. Before deciding on the election of the members of the Fiscal Council, the meeting will set the number of vacancies to be filled by candidates.

The rules that must be complied when nominating candidates for the Fiscal Council are set out below in item "1.7.1 Nomination of Candidates for the Board of Directors and the Fiscal Council".

1.7. Election of a Member to the Board of Directors - Transitional Provision of the Bylaws

The term of office of Mr. Carlos Eduardo Rodrigues Pereira, elected at the Extraordinary General Meeting held on February 22, 2022, as representative of the Company's employees, will end at the OEGM, due to the extinction of this seat on the Board of Directors, as approved at the Extraordinary General Meeting held on April 17, 2022 and reflected in article 53 of the Bylaws ("Transitional Provision").

Under the terms of the Transitional Provision, the OEGM must elect a member to the Board of Directors who will remain in the position until the end of the term of office of the current members of the Board of Directors (i.e. until the Ordinary General Meeting is held in 2025).

The relevant election will take place solely to comply with the Transitional Provision, by electing 1 member to the Board of Directors. Further information on the subject, including the candidate nominated by the Company's management, can be found in item 2.1.2.3 of this Management Proposal. If shareholders are interested in nominating a candidate for member of the Board of Directors, guidelines on the subject can be found in item 1.8 below.

1.8. Nomination of candidates

Pursuant to article 37 et seq. of CVM Res 81/2022, shareholders representing at least 0.5% of the Company's shares of a certain type, by means of a request sent to the Financial and Investor Relations Vice-Presidency at the e-mail address assembleiavirtual@eletrobras.com, may submit a request for inclusion in the Voting Ballot of (i) candidates for permanent members and respective alternates of the Fiscal Council; and (ii) candidates for members of the Board of Directors, under the terms of the Transitional Provision and item 1.7 above ("Inclusion Request").

The Inclusion Request may be sent up to 25 days before the date of the meeting, i.e. up to 11:59 p.m. on April 1, 2024.

The Shareholder who sends a Request for Inclusion must comply with the requirements applicable to the drafting and instruction of the Voting Ballot as provided for in articles 32 and 38, II, of CVM Res 81/2022, which includes, without limitation, the information indicated in items 7.3 to 7.6 of the Company's Reference Form, in accordance with the provisions of article 11, I, of CVM Res 81/2022.

Also, when nominating candidates for members of the Board of Directors and/or for full and alternate members of the Fiscal Council, Shareholders must, in addition to submitting all relevant supporting documentation, be aware of the terms of articles 147, §§1 to 3 of the Brazilian Corporation Law.

The Company reserves the right, after receiving the Request for Inclusion and the initial analysis of the information sent by the Shareholders, in accordance with the deadline established by CVM Res 81/2022, to request additional information.

The Company points out that the nomination of candidates by Shareholders can be made at any time up to the conclusion of the meeting. However, in order to provide adequate publicity to its Shareholders about any candidates nominated, the Company encourages Shareholders to make their nominations as far in advance as possible.

1.8.1. Additional rules for nominating candidates to the Fiscal Council

In addition to the requirements set out in item "1.8.1. Nomination of candidates" above, Shareholders must comply with the additional requirements applicable to candidates for the Fiscal Council set out in article 162, caput and §2 of the Brazilian Corporation Law.

The election of candidates for members of the Fiscal Council will comply with the provisions of the Company's Bylaws and the terms of article 161, paragraph 4 of the Brazilian Corporation Law.

Shareholders holding non-voting shares (class "A" and class "B" preferred shares issued by the Company) will have the right to request the separate election of a sitting member and respective alternate member to the Fiscal Council.

2. Management Proposal

The Management of Eletrobras submits to its Shareholders the following proposals, to be deliberated at the Ordinary and Extraordinary General Meetings ("OEGM"), which will be held exclusively digitally, on April 26, 2024, at 2 p.m.

2.1. Matters to be approved at the OEGM

Installation Quorum

▪   Article 125 of the Brazilian Corporate Law

The OEGM will be installed, on first call, with the presence of Shareholders representing at least 1/4 of the total votes conferred by the shares with voting rights and, on second call, with any number.

Approval Quorum

▪   Article 129 of the Brazilian Corporate Law

The deliberations of the OEGM will be taken by an absolute majority of votes cast by the Shareholders present at the OEGM, with blank votes not being counted.

▪   Article 18 §§2 and 3 of the Bylaws

The deliberations will be taken by a majority of votes present at the OEGM. Each Shareholder's vote will be proportional to their interest in the Company's voting capital, respecting the limit of 10% of the voting share capital due to the Limitation on Voting Rights.

Restrictions

▪   Articles 6 and 7 of the Bylaws

Any Shareholder or group of Shareholders, Brazilian or foreign, public or private, is prohibited from exercising voting rights in a number greater than the percentage equivalent to 10% of the total number of shares into which Eletrobras' voting capital is divided, regardless of their capital interest in the share capital. It is also forbidden to enter into Shareholders' Agreements aimed at regulating the exercise of voting rights in a number greater than or corresponding to 10% of the total number of shares into which Eletrobras' voting capital is divided. The chairman of the OEGM shall not count votes cast in disagreement with the rules stipulated in articles 6 and 7 of Eletrobras' Bylaws ("Restrictions").

2.1.1. AGENDA - OGM :

2.1.1.1.       To take the accounts of the management, examine, discuss and vote on the Management Report and the Complete Annual Financial Statements of the Company for the fiscal year ending December 31, 2023;

2.1.1.2.       To approve the proposal of the Company's management for the allocation of net income for the fiscal year ending December 31, 2023 and the distribution of dividends; and

2.1.1.3.       To set the maximum annual compensation of the management, the external members of the advisory committees to the Board of Directors and the members of the Fiscal Council (if installed) for the 2024 fiscal year.

2.1.2. AGENDA – EGM:

2.1.2.1. To approve the proposed amendment to the Stock Option Plan approved at the Company's Extraordinary General Meeting of December 22, 2022;

2.1.2.2. To approve the proposed amendment to the Restricted Share Plan approved at the Company's Extraordinary General Meeting of December 22, 2022; and

2.1.2.3. Pursuant to article 53 of the Company's Bylaws and as approved by the shareholders at the Company's Extraordinary General Meeting held on April 17, 2023, to elect the member of the Board of Directors who will replace Mr. Carlos Eduardo Rodrigues Pereira, whose term of office ends at the 2024 Ordinary and Extraordinary General Meeting, and the new member elected to the position in question will remain in the position until the ordinary general meeting to be held in 2025.

Voting Rights

▪   Shareholders holding ordinary shares shall have the right to vote on all items on the Agenda of the OEGM, subject to the Restriction provided for in Articles 6 and 7 of the Bylaws .

▪   Shareholders of preferred shares will not have the right to vote on any of the items on the Agenda of the OEGM, unless there is a valid request for the installation of the Fiscal Council. In this case, the holders of class "A" and class "B" preferred shares may request the separate election of an effective member and alternate member of the Fiscal Council, pursuant to article 161, paragraph 4, 'a', of the Brazilian Corporation Law, and article 43 of the Company's Bylaws.

2.1.1. AGENDA - OGM

2.1.1.1. To take the management accounts, examine, discuss and vote on the Management Report and the Complete Annual Financial Statements of the Company for the fiscal year ending December 31, 2023

Management proposes to the Shareholders the approval of the management accounts, the management report on the business and main administrative facts ("Management Report") and the Company's complete annual financial statements ("Financial Statements"), accompanied by the report issued by PriceWaterhouseCoopers Auditores Independentes ("Independent Auditor's Report" and "PWC"), all referring to the fiscal year ended December 31, 2023 and approved by the Board of Directors, at a meeting held on March 13, 2024.

To support the deliberations to be taken at the Meeting, management asks Shareholders to analyze all the documentation and considerations described below:

Sustainability highlights in the Management Report, ESG approach and main milestones achieved in 2023.

The year 2023 was marked by significant changes, continuing the company's transformational process that began after its privatization in 2022.

The creation of the Sustainability Department, directly linked to the Vice-Presidency of Governance, Risks, Compliance and Sustainability, and the organizational restructuring of the main wholly-owned subsidiaries, with the establishment of integrated teams, processes and practices, allowed the Company to develop tools to build a sustainable, holistic and interconnected vision of the business, and apply it organically and diversified in the daily routine of employees.

The commitment to sustainability was strengthened, with the directive to be a "Reference in ESG" and the Net Zero target by 2030 in the Company's Strategic Plan. In the middle of changes and new challenges, some highlights were:

▪	Implementation of the Innovation Grid, a platform for connecting with the innovation ecosystem;
▪	Sale of UTE Candiota on January, 2024;
▪	Brazil's first green hydrogen certification;

▪	Participation in COP 28;
▪	Acting as Ambassador of the Amazon Impact Movement (Movimento Impacto Amazônia);
▪	Creation of the first Trainee program;
▪	Launch of the "Commitments for Life" Program;
▪	Launch of the new Compliance Program.

This was also a year of defining new Eletrobras' Materiality (Materialidade da Eletrobras), as part of the process of preparing the 2023 Annual Sustainability Report and other management and corporate governance documents, and with the aim of continuously strengthening and improving our processes, practices and businesses.

We developed dual materiality, in line with European standards, considering both impact and financial materiality. Using a comprehensive methodology, the process included inputs from market and competitor analysis, feedback from stakeholders and executives, dynamic materiality, a consultation workshop with the Sustainability Committee and the guidelines and objectives of the Strategic Plan.

The new Materiality proposed by the Executive Board was approved by the Board of Directors in November 2023.

Lastly, the company received important recognition, such as:

▪	Maintained in the ISE B3 2024 Portfolio for the 17th time;
▪	Inclusion in the first IDIVERSA B3 portfolio: B3's diversity index, with a focus on gender and race;
▪	Pro-Ethics Company Seal 2022-2023, from the Office of the Comptroller General (CGU – Controladoria Geral da União);
▪	Good Practices Award 100% Transparency Movement, from the Global Pact, for the practice of raising awareness among critical suppliers;
▪	Listed on the Bloomberg Gender-Equality Index 2023;

▪	International Project Management Award from PMOGA World Unconference. Eletrobras' PMO was among the two best PMOs in the Americas and among the seven best in the world;
▪	Anefac Transparency Trophy 2023, from the National Association of Executives, in recognition of transparency practices in accounting information;
▪	Permanence in The Sustainability Yearbook 2024, a Standard&Poors Global ranking, for the fourth consecutive year ;
▪	Advancement to the A- (leadership) classification in the Climate Change and Water Security 2023 dimensions of the CDP - Disclosure Insight Action.

Financial Statements, accompanied by the Management Report, the Independent Auditor's Report, the Fiscal Council's opinions on the Capital Budget and on the Financial Statements, as well as the Summary Annual Report of Eletrobras' Statutory Audit and Risk Committee, for the fiscal year ending December 31, 2023

The Financial Statements, accompanied by the Management Report, the Independent Auditor's Report, the opinion of the Fiscal Council on the capital budget, the proposal for allocation of net income and on the Financial Statements ("Opinion of the Fiscal Council"), as well as the annual summary report on the activities of the Eletrobras Audit and Risk Committee ("Annual Summary Report"), for the fiscal year ended December 31, 2023, are available on the Company's website (https://ri.eletrobras.com/), CVM (https://sistemas.cvm.gov.br/) and B3 (https://www.b3.com.br/pt_br/).

In more detail:

(a)        the Financial Statements (i) express the economic and financial situation of the Company, as well as the changes in its assets in the financial year just ended, enabling shareholders to assess the Company's assets and profitability; (ii) comprise the Balance Sheet, the Statement of Income for the Year, the Statement of Changes in Shareholders' Equity, the Cash Flow Statement (DFC), the Statement of Comprehensive Income and the Statement of Value Added, together with the notes to the financial statements, the purpose of which is to assist shareholders in analyzing and understanding this information;

(b)        the Management Report, which accompanies the Complete Annual Financial Statements, presents information on the Company of a financial and non-financial, statistical and operational nature, which should be read together and as part of this Management Proposal;

(c)        the Independent Auditor's Report on the Financial Statements was issued by PWC, which examined all relevant documentation and concluded that the Financial Statements present fairly, in all material respects, the financial position of the Company and its subsidiaries as of December 31, 2023;

(d)        the Opinion of the Fiscal Council was issued after a meeting held on March 13, 2024 and is the result of an examination of the Management Report, the proposals for the capital budget and the allocation of net income for the fiscal year ended December 31, 2023, the Financial Statements and respective explanatory notes, the clarifications received during the fiscal year in meetings with management, PWC and the Audit and Risk Committee, as well as an examination of the Independent Auditor's Report, on which the Fiscal Council expressed the opinion that they were in a position to be considered by the Meeting; and

(e)        the Annual Summary Report contains a description of the activities carried out by the Company's Audit and Risks Committee, its results and conclusions reached, as well as the recommendations made.

The Financial Statements are expected to be published in the newspaper Valor Econômico (National Edition) by April 12, 2024.

Management comments on the Company's financial situation

The management's comments on the Company's financial situation for the fiscal year ending December 31, 2023, pursuant to Section 2 of the Reference Form, can be found in SCHEDULE A of this Management Proposal.

Standardized Financial Statements Form

In addition, the Standardized Financial Statements Form - DFP is also available for consultation by Shareholders on the Company's website (https://ri.eletrobras.com/), CVM’s (https://sistemas.cvm.gov.br/) and B3's (https://www.b3.com.br/pt_br/).

2.1.1.2. To approve the proposal of the Company's management for the allocation of net income for the fiscal year ending December 31, 2023, and the distribution of dividends

Eletrobras reported a consolidated net profit of R$4,395 billion for the fiscal year ended December 31, 2023, 21% higher than the R$3,638 billion in 2022. The Management Report and SCHEDULE A of this Proposal detail the variation in the main accounts that make up the result for the year 2023, presenting the highlights and events that occurred during the year and which shed light on this result.

In this context, having noted the favorable opinions of the Fiscal Council and the Audit and Risks Committee, as well as the Independent Auditor's Report, the Company's Management proposes that the determination of the parent company's net profit in the amount of R$4,550 million, as per the Financial Statements, be recorded.

Allocation of Profits and Distribution of Dividends

The Company's Management proposes the following allocation of net income for the fiscal year ending December 31, 2023 (without prejudice to the proposed Capital Budget and Retention, detailed below):

▪	As provided for in the main section of article 193 of the Brazilian Corporation Law, 5% of the net profit for the year, corresponding to R$227 million, must be allocated to the Legal Reserve;
▪	Pursuant to article 49, paragraph 1 of the Bylaws, the portion corresponding to 25% of the adjusted net profit for the fiscal year ending December 31, 2023, corresponding to R$1,081 million, will be distributed to the company's shareholders as mandatory dividends. In addition, management proposes the distribution of an additional 5% of adjusted net income as an additional dividend, corresponding to R$216 million. Thus, the total distribution of dividends proposed corresponds to 30% of the adjusted net profit for the fiscal year ending December 31, 2023, totaling R$1,297 million, including the portion to be attributed to holders of class "A", class "B" and special class preferred shares (golden share). If approved, the dividends will be paid within a time limit of 60 days from the date of approval, to be announced in due course, in accordance with the provisions of article 205, paragraph 3 of the Brazilian Corporate Law.
▪	Pursuant to article 50, II, of the Company's current Bylaws, up to 75% of the net profit for the year may be allocated to the Statutory Investment Reserve. Management therefore proposes that the amount of R$3,026 million, corresponding to 66.50% of the net profit for the year, be allocated to the Statutory Investment Reserve.

Pursuant to article 10, II, and Schedule A of CVM Res 81/2022, detailed information regarding management's proposal for the allocation of net income for the fiscal year ending December 31, 2023, can be found in SCHEDULE B to this Management Proposal.

▪	Capital Budget and Retention (article 196 of the Brazilian Corporation Law)

In addition to the above, with regard to the proposal to retain profits for capital budget purposes, as authorized by article 196 of the Brazilian Corporation Law ("Capital Budget"), management clarifies that, for the current fiscal year (2024), it has reviewed its Capital Budget and considered the proposal to retain accumulated profits of R$373 million to be appropriate. Information on the proposed Capital Budget and on the retention of profits, under the terms of article 196 of the Brazilian Corporation Law, can be found in SCHEDULE B to this Management Proposal.

2.1.1.3. To set the annual maximum compensation of the managers, the external members of the advisory committees to the Board of Directors and the members of the Fiscal Council (if installed) for the fiscal year 2024

•                           Brief Background

Until June 17, 2022, the date on which the privatization of the Company materialized through an operation to increase the capital stock with dilution of the controlling public entity (capitalization or follow-on), the compensation strategy of the managers of Eletrobras and its subsidiaries was defined exclusively by the Secretariat for the Coordination and Governance of State-Owned Companies (SEST), whose guidelines were to be applied to all state-owned enterprises. This is because, until that date, the Company was a federal state-owned company, under the control of the Federal Government, and was subject to a series of limitations for the determination of the compensation of its managers.

After the follow-on, the Company the company no longer had a defined controlling shareholder (corporation), which imposed new challenges on the management associated with its transformational process, aiming at unlocking the numerous value levers associated with the new nature of private company.

In view of this situation, it was found that the management compensation model in force at the time of privatization was outdated with market practices and inadequate to the Company's objectives of attracting and retaining talent and generating sustainable value in the long term.

At the EGM held on December 22, 2022, the Company presented the new compensation model for its managers ("Compensation Model" or "Model"), which was based on a study prepared by the specialized consulting firm Korn Ferry. At that moment, the shareholders became aware of the main characteristics of the new short-term incentive mechanism for executives, approved the prospective review of the overall compensation within the period in effect at the time, and also approved the components of the new long-term incentives, more specifically: (i) the Compensation Plan Based on Stock Options ("Stock Option Plan"); and (ii) Restricted Stock Based Compensation Plan ("Restricted Stock Plan"), both available for consultation on the Company's investor relations website (https://ri.eletrobras.com) and on the CVM website (www.cvm.gov.br), which the Company's management proposes to amend, pursuant to SCHEDULE E to SCHEDULE J of this Proposal.

At the OGM held on April 27, 2023, the shareholders approved the proposal for the overall compensation of the managers for the period from April 1, 2023, to March 31, 2024, and the guidelines and assumptions of the Compensation Model approved at the December 2022 meeting were preserved.

Contemplating compensation levels aligned with companies of similar size and sector, the Compensation Model is composed of fixed compensation, benefits and short and long-term incentive mechanisms, with the distribution of weights focused primarily on the long-term vision, with the objective of solidifying a high-performance, ethical and sustainable culture. In this sense, the Compensation Model:

(i)	enables the Company to retain current key professionals and attract new talent, in addition to fostering a high-performance culture, through the granting of long-term incentives conditioned to the fulfillment of previously established conditions, goals and triggers, which serves as a driving force for unlocking the value levers of capitalization;
(ii)	allows managers (and other beneficiaries) to benefit a direct association between their performance and the capture of a portion of the value related to the appreciation of the Company's shares compared to the exercise price defined in the Option Plan, whose pricing is based on the premise that the exercise price cannot be less than BRL42.00 per share, monetarily adjusted by the variation of the IPCA since October 10, 2022 (date of the capital increase operation that resulted in the privatization of the Company) until the effective exercise of the right of call options, and may also be increased by additional spread by decision of the Board of Directors. In addition, management proposes to the Meeting to amend the Stock Option Plan to provide that, in addition to the foregoing, the exercise price of the options, set forth in the respective grant agreement, is not lower than the average price per share of the Company, to be determined by the Company based on the average closing price of its common shares traded on B3 S.A. – Brasil, Stock Exchange, Over-the-Counter (ticker: ELET3), in the 90 trading sessions prior to the date of granting of the Options to each Beneficiary (as defined in the Options Plan), weighted by the trading volume of such common shares;
(iii)	It fosters an ethical culture of high performance, focused on exceeding targets, maximizing the ability to generate long-term value and sharing this value with long-term investors.

Along these lines, the approval of the Compensation Model enabled the Company to carry out its initial personnel restructuring, with emphasis on building a team of excellence of twelve executives who now occupy the Presidency and eleven Executive Vice-Presidencies, according to the reformulation of the organizational structure of the Company's Executive Officers ("Executive Officers") in 2023.

It is the vision of this management that the achievement of the desired levels of the management of assets and business presupposes, above all, the search for excellence in people management. And the composition of a highly qualified, collaborative, honest and high-performance executive team is an inescapable prerequisite for the Company to build a high-performance culture.

•                           Annual Maximum Compensation Proposal

This annual maximum compensation proposal ("Compensation Proposal"), approved unanimously by the Company's Board of Directors, covers the period from January 1, 2024 to December 31, 2024. The purpose of the Compensation Proposal is to continue the implementation of the Compensation Model, which represents an essential element in unlocking the levers associated with privatization.

The Compensation Proposal considers the following general assumptions and guidelines:

▪       the Compensation Model approved by shareholders in December 2022 enabled Eletrobras to start its transformational journey by strengthening its people management strategy, through the inclusion of tools to capture and retain talent and qualified executives, as well as to encourage an ethical and high-performance culture and alignment of interests among management, the Company and its shareholders;

▪       the best market practices and the recommendations made by the consulting firm Korn Ferry gave rise to the development of a Model whose general premise is that the highest percentage of the total compensation for the members of the Board of Executive Officers should be concentrated in short-term (STI) and long-term (LTI) incentives: 20% to 30% for fixed compensation; 25% to 30% for STI; and 40% to 50% for LTI.

▪       the fixed compensation levels of the Executive Officers are positioned in the P50 (50% percentile) of the market, and, with the adoption of short- and long-term incentives based on goals, triggers and challenges of an economic-financial, social, environmental and governance nature of the Company, the total compensation package will be framed between P75 and P90 (between the 75% percentile and the 90% percentile). Therefore, the executive's maximum compensation package will only be achieved if the performance is proportional and targeted to the achievement of its goals.

▪       the Executive Officers play a key role in the rationalization and optimization of the governance and management structure of the Company's subsidiaries, as well as in the consolidation of Eletrobras' role as a driver of a unified business strategy, through initiatives such as: (i) definition and implementation of its optimal capital structures; (ii) exploration of synergistic gains with the standardization of processes, routines, practices and structures, economies of scale and elimination of redundancies; (iii) unification and continuous improvement of safety standards in the management of people, assets and care for the environment; (iv) greater speed and security in decision-making; (v) improvement of integrated risk management; (vi) efficiency gains in the management of people, in the operation of assets and in the structuring and execution of investment projects; (vii) structuring a holistic and integrated view of the innovation, research and development process, aiming at identifying and capturing new technologies, risks and opportunities in the face of the constant evolution and development of the energy sector.

▪       the Executive Officers played an important role in leading several fronts that led to relevant achievements in the 2023 fiscal year, always guided by the Company's Strategic Plan, whose objective is to position Eletrobras as a global leader in value creation with renewable and low-emission infrastructure and solutions. In this sense, the following initiatives are highlighted in the Strategic Plan: (i) the simplification and optimization of the corporate structures of Eletrobras and its subsidiaries; (ii) the structuring of the teams of managers responsible for the leadership and structuring of key strategic areas; (iii) the reduction of its operating costs (PMSO); (iv) the evolution of the rationalization process of Special Purpose Companies (SPEs)/Clusters; (v) the negotiation of debts associated with compulsory loans; and (vi) the disposal of assets and reduction of liabilities;

▪       the Strategic Plan also defined four guidelines that guide Eletrobras' long-term vision of consolidating itself as a global green major, which guide the goals, triggers and indicators of the Compensation Model, namely: (i) transformation and operational resilience; (ii) reference in ESG (environmental, social and governance) practices; (iii) innovation and technology; and (iv) sustainable growth.

▪       the Compensation Model is a necessary lever for the execution of the Company's Strategic Plan, as it allows the management to channel its efforts in favor of the intended short, medium and long-term directions, including indicators and targets of different dimensions, such as: economic-financial, governance, environmental and social – as described in SCHEDULE C to this Management Proposal;

▪       the Bonus Program ("Short-Term Incentive" or "STI") and the Stock Option Program ("Long-Term Incentive" or "LTI") are based on goals considered together or separately, such as, for example, profitability, sustainability, excellence and/or long-term value creation, as well as the Company's triggers and challenges, so that, if fulfilled, and depending on the degree attained, there is a corresponding remuneration. Therefore, the short- and long-term incentives adopted by the Company reflect, while supporting the Strategic Plan;

▪       in the case of the Stock Option Plan, there is no possibility of the exercise price per option granted being set at a level lower than BRL42.00 (adjusted annually by the variation of the IPCA and also subject to the addition of a specific spread at the discretion of the Board of Directors). In addition, management proposes that the Plan be amended to include a rule that the exercise price may not be set at an amount lower than the market value of the common shares issued by the Company (calculated based on the average of the closing price of the 90 trading sessions prior to the respective date of grant, weighted by the trading volume of such common shares). given that the basic premise of the Stock Option Plan is the generation of long-term sustainable value, to be shared between its beneficiaries and the Company's shareholders, who supported the privatization and approved the Stock Option Plan. In addition, it is it was pointed out that at the time of the follow on, approximately 55% of the shareholders acquired shares at the previously mentioned price of BRL 42.00, which reinforces the Company's zeal, when constructing the Compensation Model, to align the long-term interests of shareholders and managers;

▪       the Restricted Stock Plan was developed as a specific long-term incentive mechanism for the Executive Officers and the members of the Board of Directors and with the objective of attracting and retaining key talents and qualified executives, strictly in the context of privatization. Thus, the possibility of granting grants under this plan ended in March 2023.

▪       in line with good corporate governance practices and principles and applicable legislation, the Company's Board of Directors approved, in 2023, the following policies: (i) Management Compensation Policy, which consolidates rules and assumptions associated with the Compensation Model and also establishes rules aimed at the possible retention and compensation of amounts due to managers (malus) and reimbursement to the Company of any compensation incentives erroneously granted to managers due to a subsequent accounting rectification (clawback), including compliance with the provisions of Section 10D of the Securities Exchange Act of 1934, as amended (Exchange Act), Rule 10D-1 enacted under the Exchange Act (Rule 10D-1). 10D-1) and Section 303.14 of the New York Stock Exchange Listed Company Manual; (ii) Indemnity Policy, which establishes clear guidelines and limits for the exercise of the right of indemnity by its beneficiaries, whether through the activation of the D&O Insurance or the Indemnity Agreement entered into, such as the establishment of a limit on the Company's financial exposure, the establishment of rules for the treatment of potential situations of conflict of interest and the establishment of causes excluding the right to indemnity, among which the hypothesis of compensation based on Rule 10D-1 stands out, which overrides any indemnity; (iii) Nomination Policy, which establishes objectives, assumptions and general rules associated with the process of nomination and investiture of managers of Eletrobras and its subsidiaries.

Finally, in accordance with market practices and aiming at a better understanding of the information by shareholders, the Company now presents to investors the proposal for the remuneration of managers for the fiscal year (coinciding with the calendar of the current year) and no longer for the period between April of the current year and March of the following year.

That said, Management proposes to the Shareholders' Meeting that the amount of up to BRL83,174,264.33 be approved for the fiscal year 2024, as maximum aggregate compensation for the members of the Executive Officers, members of the Board of Directors and external members of the Advisory Committees to the Board of Directors, as well as the Fiscal Council (if installed). This amount does not include the charges related to the national institute of social security (INSS), and is composed of:

•                           BRL67,097,036.21 for the Executive Officers;

•                           BRL13,219,728.12 for members of the Board of Directors;

•                           BRL2,100,000.00 for the external members of the Advisory Committees to the Board of Directors; and

•                           BRL757,500.00 for the Fiscal Councilors (if installed, considering as premise the election of five full members).

The adjustments and amounts set forth above are aimed at achieving the Company's objectives of retaining key talent and attracting qualified executives, as well as aligning the compensation of Eletrobras' management with the Company's performance and growth after its privatization and with other companies in the market and similar size.

On this occasion, Management informs that the maximum aggregate compensation of the Company's management approved at the OGM held on April 27, 2023 was BRL106,516,417.95, of which BRL94,029,167.54 was effectively paid to the management during the period from April 1, 2023 to March 31, 2024.

For a better understanding by the Shareholders of the proposed remuneration of the Company's directors for the financial year 2024, and in line with the guidelines contained in the Circular/Annual-2024-CVM/SEP Letter, of March 7, 2024, SCHEDULE D presents historical information on the remuneration actually paid compared against the global remuneration approved at the Meetings for the periods from April 2023 to March 2024, as well as April 2022 to March 2023.

Pursuant to Article 13 of CVM Resolution 81/2022, all information and details regarding Management's proposal to set the overall compensation of the members of the Board of Directors, the Executive Officers, the Fiscal Council (if installed) and the external members of the advisory committees to the Board of Directors, as provided for in Section 8 of the Reference Form, are set out in SCHEDULE C of this Management Proposal.

2.1.2. AGENDA – EGM

2.1.2.1. To approve the proposed amendment to the Stock Plan approved at the Company's Extraordinary General Meeting held on December 22, 2022

At the EGM held on December 22, 2022, the Eletrobras Stock Option Plan ("Stock Option Plan") was approved with the objective of enabling the incorporation of long-term incentives, associated with the achievement of previously defined goals, in the remuneration package of the Beneficiaries, transforming them into potential shareholders of the Company, thus fostering a long-term vision of value creation.

In the course of the implementation of the Stock Option Plan and the definition of the terms and conditions for the respective grants, the Board of Directors identified the need to make specific adjustments to the rules of the plan, in order to:

▪	address the particularities faced by the Company in 2023, during the period of adaptation of its team of executive officers to its new phase after privatization; and
▪	provide greater transparency to shareholders about the practices already adopted by the Company in setting the exercise price of call options, by establishing that the exercise price provided for in the grant agreement must always be at a level not lower than the market value of the shares on the date of the grant, to be calculated based on the average closing price of the Company's common shares traded in the 90 trading sessions prior to the respective date weighted by the trading volume of such shares.

In this sense, Management proposes to make adjustments to the Stock Option Plan, which are summarized below, together with their respective justification. Additional information on the proposed amendment to the Stock Option Plan can be found in (i) SCHEDULE E, referring to the information required by Schedule B of CVM Resolution 81/2022; (ii) in SCHEDULE F, corresponding to the "from/to" table highlighting the proposed changes to the Stock Option Plan; and (iii) in SCHEDULE G, in which the consolidated version of the Stock Option Plan is presented, as proposed for amendment.

#	Summary Description of Adjustment	Justification
1.	To enable that, exclusively for the beneficiaries to whom the Company approved the granting of Call Options during the fiscal year of 2023, the Board of Directors may set the initial milestone for calculating the Maturity Period of the respective Options granted, on a date prior to the date of the respective Option Agreement, but in no case prior to June 1, 2023, and always after the possession or admission of the respective beneficiary.

In order to ensure that the implementation of the Company's Stock Option Plan is carried out in a manner consistent with the long-term interests of the Company and its shareholders, the discussions on the terms and conditions for granting the Options to the executives required significant time and effort from the Company.

Even after the approval by the Board of Directors of the Option Program and the selection of some of the Company's employees as beneficiaries of the Plan, a significant amount of time elapsed until the effective drafting of the respective Option Agreements, implying that the granting of the Options, through the execution of the respective instruments, was postponed to the 2024 fiscal year.

As a result, as a way of not harming the executives selected by the Board of Directors in 2023 as beneficiaries of the Plan, the Company proposes that the Board of Directors may, in an extraordinary manner, set an initial milestone for calculating the Maturity Period of their respective Options on a date prior to the date of the respective Option Agreement, provided that this date: (a) is in no case prior to June 1, 2023, and (b) is always subsequent to the possession or admission of the beneficiary.

The proposed adjustment, therefore, is restricted to options already approved by the Board of Directors in 2023. It should also be noted that the change relates exclusively to the beginning of the calculation date of the maturity period, and therefore there is no change in other conditions provided for in the Stock Option Plan (exercise price, indicators and performance goals, vesting conditions etc.).

2.	To provide that, in addition to the current rule of the Plan for setting the exercise price of Call Options – according to which the price per share may not be lower than BRL 42.00 updated by the variation of the IPCA since June 6, 2022 – the exercise price may also not be lower than the average price per share of the Company, to be determined by the Company based on the average closing price of its common shares traded on B3 S.A. – Brasil, Bolsa, Balcão (ticker: ELET3), in the 90 trading sessions prior to the date of grant, weighted by the trading volume of such common shares.

The Company has already adopted the rule of not setting the exercise price at a level lower than the market value of the shares.

Thus, the proposed adjustment only seeks to increase the degree of transparency in relation to a conduct that is already practiced by the Company.

2.1.2.2. To approve the proposed amendment to the Restricted Stock Option Plan approved at the Company's Extraordinary General Meeting held on December 22, 2022;

As mentioned above, at the EGM held on December 22, 2022, Eletrobras' Restricted Shares Plan ("Restricted Share Plan") was also approved, the objective of which is to (i) retain the Company's talents who have demonstrated solid high-performance performance and have qualifications and professional profiles aligned with the Company's new stage; (ii) assist in attracting new talent to key positions within the scope of Eletrobras' ongoing restructuring process; and (iii) encourage the Company's development and sustainable growth and the maximization of long-term value, in alignment with the capitalization value levers, by incorporating this Restricted Stock Plan into the compensation package of the current composition of the Board of Directors, whose term of office extends until the 2025 Annual General Meeting.

As in the case of the Stock Option Plan, when implementing the Restricted Stock Plan, the Board of Directors identified the need to make specific adjustments to the plan's rules, in order to ensure greater adherence to market practices.

In the view of management, the share-based compensation model adopted by Eletrobras requires constant improvement to maintain its objectives, competitiveness, effectiveness and alignment of the interests of the Company, its shareholders and beneficiaries.

The Company presents below a summary of the adjustments and the respective justification for the amendment of the Restricted Stock Plan. Additional information on the proposed amendment to the Restricted Action Plan can be found in (i) SCHEDULE H, referring to the information required by Exhibit B of CVM Resolution 81/2022; (ii) in SCHEDULE I, corresponding to the "from/to" table highlighting the proposed changes to the Restricted Action Plan; and (iii) in SCHEDULE J, in which the consolidated version of the Restricted Action Plan is presented, as proposed for amendment.

#	Summary Description of Adjustment	Justification
1.

To make it possible that, exceptionally, in the event of death or permanent disability of a Beneficiary who is a member of the Board of Directors, the Beneficiary (or his/her heir(s), in the event of death) has the right to receive a number of Restricted Shares calculated in a proportional manner (pro rata) to the period served by the Beneficiary during his/her term of office on the Board of Directors.

In addition, include the specific treatment of the case of the Beneficiary who is deceased or incapacitated by a permanent cause who holds a position as Executive Officer and on the Board of Directors, so that the shares received as Executive Officer are deducted from the number of pro rata shares to which the Beneficiary (or his/her heir, as the case may be) will be entitled, in the event of death or disability.

Adjustment in line with market practices, as well as to address the exceptional scenario experienced by the Company, where certain beneficiaries hold positions on the Board of Directors and the Executive Officers, and, therefore, demand differentiated treatment in the event of death or permanent disability, given that they may have received lots of the restricted shares granted to them, prior to the respective vacancy event. We emphasize that the manager who holds a position on the Board of Directors and as Executive Officer is not entitled to cumulative compensation, that is, there is no duplicate payment.

2.	To enable that, in addition to the adjustments in the number of restricted shares granted in the event that the number of shares issued by the Company is increased, decreased, there is a split or reverse split of shares, or dividends paid in shares, the Board of Directors may also make adjustments in order to reflect the economic impact of any dividend distributions; Interest on equity or proceeds in the period between the date of grant and transfer of ownership of the shares.	Adjustment in line with market practices.

2.1.2.3. Pursuant to article 53 of the Company's Bylaws and as approved by the shareholders at the Company's Extraordinary General Meeting held on April 17th, 2023, to elect the member of the Board of Directors who will replace Mr. Carlos Eduardo Rodrigues Pereira, whose term of office ends at the Ordinary and Extraordinary General Meeting of 2024, and the new member elected to the position in question will remain in the position until the ordinary general meeting to be held in 2025.

▪      Background

At the Company's Extraordinary General Meeting, held on April 17th, 2023, the exclusion of the statutory provision for the position of member of the Board of Directors representing employees was approved.

In this context, a Transitional Provision was included in article 53 of the Company's Bylaws, stating that, despite the approval of the extinction of the seat on the Board of Directors held by an employee representative, Mr. Carlos Eduardo Rodrigues Pereira, who had been elected to the position in question, should remain in the position until the OEGM of 2024, when the shareholders with common shares would elect his successor for the conclusion of the unified mandate of the Board of Directors at the OGM of 2025.

In addition, current formation of Eletrobras' Board of Directors concluded its first performance assessment cycle in February 2024, with the support of the external consultancy Spencer Stuart. This evaluation covered the individual and collegiate performance of the Board of Directors, as well as the performance of its advisory committees.

The work in question considered numerous aspects of the performance of the Board of Directors and its committees, including its structure, organization and attributions, its culture, and the individual and effective contribution of its members.

In this sense, the board identified opportunities for improvement that became part of its Development Plan, which reflects the company's commitment to diversity, not just as an intrinsic value, but as a strategic driver of innovation. The Company's management therefore prioritizes a composition of the Board of Directors that encompasses a wide range of perspectives - including gender, race, ethnicity, and representation of historically under-represented communities. In addition, we emphasize the importance of complementary and multidisciplinary functional expertise, with special attention to critical areas for the Company, such as human capital management, organizational structure, development, and succession planning.

▪      Appointment of Ms. Ana Silvia Matte

In this context, based on the provisions of Eletrobras' Appointments Policy, and taking into account the inputs provided by the Board of Directors' performance evaluation process, the Company's People Committee referred to the Board of Directors the appointment of Ms. Ana Silvia Matte to assume the vacant seat, for the purpose of concluding the unified term of office until the OGM of 2025.

Ms. Ana Silvia Matte's appointment was approved by the Board of Directors at the meeting held on March 25th, 2024, based on the recommendation from the People´s Committee, without the involvement of the aforementioned, and the Committee also analyzed her investiture requirements. The candidate's qualifications and experience are detailed below and in SCHEDULE K to this Management Proposal, in accordance with items 7.3 to 7.6 of the Reference Form. The candidate in question meets the independence requirements set out in Annex K of Res CVM 80/2022 and in the Rules of the New Market special governance segment of B3 S.A. - Brasil, Bolsa, Balcão ("B3").

Ms. Ana Silvia Matte is a professional with solid experience in executive positions with a focus on people and human resources, C-Level in large companies and with strong relationships with stakeholders and shareholders. Throughout her career, she has had various experiences as a board member and as a member of thematic committees of publicly traded companies, having already been a member of the Company's Board of Directors at the time of its privatization and having worked in the management bodies of companies such as Petrobras, Vale, Copel, Cemig and Renova Energia. Ms. Ana Silvia Matte is currently an independent external member of the Company's People Committee.

In addition, Ms. Ana Silvia Matte has a career marked by the promotion of gender equality and equity in executive positions and is co-author of the book "Women on the Board - The Power of a Story", published in November 2022 by Editora Leader.

The Board of Directors and the People Committee believe that the appointment of Ms. Ana Silvia Matte is in line with Eletrobras' purpose and with the best national and international corporate governance practices, considering, in addition to regulatory requirements, diversity criteria and a professional profile suited to the needs of the Board and the Company which, taken together, represent the attributes considered critical for the Board of Directors to act in line with the Company's long-term strategic vision.

Conclusion

In view of the above, the Company's Board of Directors has approved the convening of Eletrobras’ Ordinary and Extraordinary General Shareholders’ Meeting, to be held on April 26, 2024, under the terms of this Management Proposal and its annexes and recommends that Shareholders carefully read all the documentation made available to them in relation to the proposed resolutions, as well as approve them at the Meeting.

All the documents relating to the matter to be resolved by the OEGM, in particular the Financial Statements, accompanied by the Management Report, the Independent Auditor's Report, the opinions of the Fiscal Council on the Capital Budget and on the Financial Statements, as well as the Summary Annual Report of the Eletrobras Statutory Audit and Risk Committee and the Standardized Financial Statements Form - DFP, all relating to the fiscal year ending December 31, 2023 are available to Shareholders on the website: https://ri.eletrobras.com/, https://sistemas.cvm.gov.br/ e https://www.b3.com.br/pt_br/, as well as the Schedules listed below.

List of Schedules

Schedule A	Section 2 of the Company's Reference Form (information on the directors' comments on the financial and equity conditions and results of operations)
Schedule B	Information required by Schedule A of CVM Resolution 81 (Allocation of the Company's Net Income)
Schedule C	Section 8 of the Company's Reference Form (detailed information on the remuneration of managers and members of advisory committees)
Schedule D	Historical information on Management compensation effectively paid compared to approved maximum aggregate compensation at the OGM
Schedule E	Information required under Schedule B of Resolution CVM 81/2022 (proposal for amending the "Eletrobras Compensation Plan Based on Stock Options" approved at the Company's Extraordinary Shareholders' Meeting held on December 22, 2022)
Schedule F	"From/To" table of the proposed changes to the Compensation Plan Based on Stock Purchase Options
Schedule G	Stock Option Plan with consolidated proposed changes
Schedule H	Information required by Annex B of CVM Resolution 81/2022 (proposal for amending the "Eletrobras Restricted Share-Based Compensation Plan" approved at the Company's Extraordinary General Meeting held on December 22, 2022)
Schedule I	"From/To" table of the proposed changes to the Compensation Plan Based on the Restricted Shares
Schedule J	Restricted Shares Plan with the proposed consolidated amendments

Schedule K	Sections 7.3 to 7.6 of the Company's Reference Form (information on Ms. Ana Silvia Matte, candidate for member of the Company's Board of Directors)

SCHEDULE A

Section 2 of the Company's Reference Form (information on the executive officers' comments on the financial and equity conditions and results of operations)

2.       MANAGEMENT COMMENTS

For purposes of this Section 2, except as otherwise provided herein, the term "Eletrobras Subsidiaries", refers jointly to (i) Centrais Elétricas Brasileiras S.A. ("Company" or "Eletrobras"); (ii) Furnas Centrais Elétricas S.A. ("Furnas"); (iii) Centrais Elétricas do Norte do Brasil S.A. ("Eletronorte"); (iv) Companhia de Geração e Transmissão de Energia Elétrica do Sul do Brasil ("CGT Eletrosul"); (v) Companhia Hidro Elétrica do São Francisco ("Chesf"); and (vi) Eletrobras Participações S.A. ("Eletropar").

Except as otherwise provided herein, the financial information set forth in items 2.1 through 2.9 of this section is derived from the consolidated financial statements for the fiscal year ended as of December 31, 2023, prepared in compliance with accounting practices adopted in Brazil, including the accounting pronouncements issued by the Comitê de Pronunciamentos Contábeis ("CPC") and International Financial Reporting Standards ("IFRS") issued by the International Accounting Standards Board ("IASB"). The managers analysis clarifying the results obtained and the reasons for the variation in the values of the Company's equity accounts constitutes an opinion on the impacts or effects of the data presented in the financial statements on the Company's financial condition and operating results ..The Company's management cannot guarantee that the financial condition and results of operations obtained in the past will be reproduced in the future.

The terms "HA" and "VA" in the columns of certain tables in section 2 generally mean "Horizontal Analysis" and "Vertical Analysis", respectively.

The information in this section 2 should be read and analyzed jointly with the Company's consolidated financial statements, which are available on its website (https://ri.eletrobras.com/) and on the website of the Brazilian Securities and Exchange Commission ("CVM") (www.cvm.gov.br).

2.1.       Management should comment on:

a.       general financial and equity conditions

As of December 31, 2023, Eletrobras had direct shareholder control of four electric energy generation and transmission companies, namely: ELETROBRAS Eletronorte, ELETROBRAS Furnas, ELETROBRAS Chesf and ELETROBRAS CGT Eletrosul, as well as one holding company, Eletropar.

In the fiscal year ended as of December 31, 2023, Eletrobras had a consolidated net income of BRL 4,394,836 thousand, higher than the BRL 3,638,382 thousand registered on December 31, 2022.

In the fiscal year ended December 31, 2023, Net Operating Revenue was BRL 37,158,908 thousand, an increase of BRL 3,084,675 thousand or 9.1% compared to the fiscal year ended December 31, 2022, when it was BRL 34,074,233 thousand. This variation occurred in generation, mainly due to the increase of BRL 2.925 million in revenue of Supply, due to the full accounting of SAESA's revenue for the twelve months of 2023, while in 2022 revenue was recorded for 6 months, representing an increase of R$1.8 billion and Teles Pires, a total of R$272 million consolidated by Eletronorte as of 4Q23 and Baguari and Retiro Baixo. In addition, there was an increase in the energy available for sale on the ACL as a result of the gradual decoterization process of the Quota Power Plants (20% per year), resulting in an approximate gain of BRL 830 million in the Supply item, of which BRL 490 million at Chesf and BRL 340 million at Furnas. million at Furnas. An increase of BRL 521 million in revenue from the Short-Term Market (CCEE), as a result of the greater supply of energy traded on the MCP 2023. In transmission, mainly due to Operation and Maintenance Revenue, which increased by 15% due to the readjustment of the contract's RAP according to Homologatory Resolution 3216/2023, effective as of July/2023. This increase was also influenced by the construction revenue for the periods, which is directly related to the investments made (appropriated and allocated) in ongoing transmission projects. In 2023, the increase was in the order of BRL 1.5 billion compared to the previous year, with emphasis on renewed contracts: 062/2001 at Furnas (+ BRL 770 million); 058/2001 at Eletronorte (+ BRL 499 million); and 061/2001 at Chesf (+ BRL 374 million).

Evaluation of Indicators

The table below presents the evolution of indicators considered important by management for the evaluation of the Company and its financial and equity position in the last fiscal year, ended as of December 31, 2023:

BRL Thousand	12/31/2023	12/31/2022
Current Liquidity Index¹	1.76	1.88
Gross Debt²	BRL 60,780,290	BRL 59,106,522
Adjusted Gross Debt³	BRL 61,437,804	BRL 59,106,522
Available Funds⁴	BRL19,674,306	BRL 24,343,863
Net Debt⁵	BRL 41,763,498	BRL 34,762,659
Immediate Liquidity[6]	0,72	0,92
Net Gearing[7]	37.13%	31.31%

¹ Corresponds to the division between current assets (ativo circulante) and current liabilities (passivo circulante).

² Corresponds to payable financing and debentures, according to section 2.5 - Non-accounting measures.

³ Corresponds to Gross Debt (dívida bruta) plus the net balance of debt derivative instruments.

⁴ Corresponds to the sum of (i) Cash and cash equivalents, current Securities; (ii) Financing receivables and (iii) Net balance of Itaipu Financial Assets.

⁵ Corresponds to the Gross Financial Debt subtracted from Available Funds (disponibilidades).

⁶ Corresponds to the division between Available Funds (disponibilidades) and current liabilities (passivo circulante).

⁷ Corresponds to the division between net debt and stockholders' equity (patrimônio líquido).

Current Liquidity Index

On December 31, 2023, there was a decrease in Eletrobras' current liquidity index from 1.88 to 1.76, due to the reduction in the balance of current assets from BRL 49,623,127 thousand on December 31, 2022, to BRL 47,897,131 thousand on December 31, 2023. The variation is identified mainly in availability and assets held for sale.

Gross Debt and Adjusted Gross Debt

Gross Debt increased by BRL 1,673,768 thousand or 2.83%, from BRL 59,106,522 thousand on December 31, 2022, to BRL 60,780,290 thousand on December 31, 2023. This increase was due to Eletronorte raising funds in the amount of BRL 820,000 thousand, with the aim of settling more onerous liabilities and reinforcing cash, with a payment term of 5 years, being the amount of BRL 140,000 thousand by means of a bank credit and BRL 680,000 thousand through an export credit note.

Available Funds (disponibilidades)

Available funds fell by BRL 4,669,557 thousand or 19.2%, from BRL 24,343,863 thousand on December 31, 2022, to BRL 19,674,306 thousand on December 31, 2023.

Net Debt

Regarding the evolution of Net Debt, it was noticed an increase of BRL 7,000,839 thousand in the fiscal year ended December 31, 2023, from BRL 34,762,659 thousand on December 31, 2022, to BRL 41,763,498 thousand on December 31, 2023. This variation took place mainly to long-term payable loans and financing, which increased by BRL 2,132,309 thousand, from BRL 51,581,752 thousand on December 31, 2022, to BRL 49,449,443 thousand on December 31, 2023.

Immediate liquidity

The Immediate Liquidity indicator fell by 0.2 percentage points, from 0.92 on December 31, 2022 to 0.72 on December 31, 2023. This variation was due to mainly to the reduction in availability.

Net Gearing (alavancagem líquida)

The Net Gearing indicator increased by 5.82 percentage points, from 31.31% on December 31, 2022 to 37.13% on December 31, 2023. This increase is mainly due to the impact of the change in net debt, as explained above.

b.       capital structure

The indicator measured by the ratio of third-party liabilities to total liabilities was 57.92% on December 31, 2023.

The ratio of total financing from equity sources to financing from third-party capital sources in the year ended December 31, 2023 was 72.66%.

The table below shows the evolution of these indicators in the year ending December 31, 2023.

Equity vs. Third Party Capital
BRL thousands, except percentages	12/31/2023	AV%	12/31/2022	AV%
Third Party Capital
Current Liabilities	27,159,791	10.17%	26,440,876	9.78%
Non-current Liabilities	127,433,219	47.72%	132,747,950	49.13%
Total Liabilities	154,593,010	57.89%	159,188,826	58.91%
Equity
Net Equity	112,464,644	42.11%	111,028,636	41.09%
Total Equity	112,464,644	42.11%	111,028,636	41.09%
Total (Own capital + Third party capital)	267,057,654	100.00%	270,217,462	100.00%
Equity/Third Party Capital	72.75%		69.75%

The Company's directors believe that its current capital structure is adequate for the continuity of operations.

In addition, the directors believe that the Company has a sufficient cash position to continue developing its operations in the coming years.

c.       capacity to pay in relation to the assumed financial liabilities

Based on the information described below, which includes the Company's indebtedness profile, with the respective amortization schedule and its cash and cash equivalents, read in conjunction with the liquidity ratios described in "Evaluation of Indicators" in item 2.1 (a) and considering the Company's ability to access funds from loans and financing in the financial and capital markets, the Company's management believes that, on the date of submission of this Section 2 of the Reference Form, the Company is fully able to meet its financial commitments. On December 31, 2023, the Company was in compliance with its financial covenants.

The following table shows the amortization flow for the payment of loans, financing, bonds and debentures, which totaled BRL 60,780,291 thousand on December 31, 2023:

Loans, Financing, Bonds and Debentures
Amortization Flow
12/31/2023
(in thousands of BRL)		Balance	AV%
Short Term
	2024	11,330,845	18.64%
Long term
	2025	7,996,447	13.16%
	2026	7,742,228	12.74%
	2027	6,834,676	11.24%
	2028	5,682,482	9.35%
	After 2028	21,193,611	34.87%
Total		60.780.291	100.00%

With regard to the Company's liquidity ratios, see the table in the Evaluation of Indicators subsection, under "a" above.

d.       sources of financing for working capital and investments in non-current assets used

The Company's capital needs are financed through funds from its operations and through financing with third-party resources, such as capital market operations, such as debentures, incentivized debentures, commercial notes, in addition to bilateral financing operations with national and international financial institutions, as well as through any liability management operations. The company also has statutory authorization to raise funds by increasing its authorized capital (capital autorizado).

Further details of the Company's outstanding financing lines can be found in item 2.1 (f) of this Reference Form.

e.       sources of financing for working capital and investments in non-current assets that it intends to use to cover liquidity shortfalls

If the need to raise funds to invest in non-current assets and working capital is identified, Eletrobras could look at a range of alternatives as a means of achieving the necessary amounts.

To this end, the following could be considered feasible: (i) financing with financial institutions, (ii) access to the capital market with the intent to finance itself via the issuance of securities, whether on the local or international market, (iii) or even, if credit is available, consider obtaining resources in models similar to those used in the past, with multilateral agencies, and (iv) in addition to carrying out operations with financial institutions in the "A/B Loan" modality.

In any case, it should be noted that the terms and conditions of the financing, loans or securities that potentially could be issued, they must be compatible with the respective project construction schedule; just as the cost must be appropriate to the project's cash flow, taking into account the project's payment characteristics.

From time to time, Eletrobras considers new potential investment opportunities and may finance these investments with funds generated by its own operation; fundraising from third parties, such as loans, financing and issuance of debt securities; capital increase; or other sources of funding that may be available at the time in question.

f.       levels of indebtedness and the characteristics of such debts:

i. relevant loan and financing contracts

Financing taken out by the Company:

In the fiscal year ended on December 31, 2023, Eletrobras made use of (i) local loans and financing from private and public financial institutions; and (ii) the issuance of securities (debentures and commercial notes) in the local market.

In summary, the Company's relevant contracts in force on December 31, 2023, are as follows:

(i)       Bonds issued in 2020 (maturing in 2025 and 2030);

(ii)       Debentures and Commercial Notes issued by the Company and/or its subsidiaries;

(iii)       Debts arising from BNDES line contracts, either directly with the bank (direct contracts), or indirectly via onlending (repasse) from other financial institutions (Onlending Contracts); and

(iv)       Debts with Petróleo Brasileiro S.A. ("Petrobras") and Vibra Energia S.A. ("Vibra Energia"), contracted as a result of the privatization of electricity distributors controlled by the Company prior to its privatization.

Together, these contracts represent 81.45% of the gross debt raised by the Company on December 31, 2023. On December 31, 2023, the Eletrobras Companies were parties to liability contracts, including loans, financing, bonds and debentures, which totaled BRL 60,780,291 thousand, of which BRL 11,330,845 thousand represented short-term obligations and BRL 49,449,445 thousand corresponded to long-term obligations.

The directors believe that over the last few years the company has gradually adjusted its debt profile, including through liability management operations, making it not only compatible with its commitments and cash generation, but also in line with more efficient and competitive management.

Firstly, a more detailed list of the main financial contracts in force, specifically for the Company, on the base date of December 31, 2023, is provided below:

KfW: A loan of € 13.3 million with Kreditanstalt für Wiederaufbau ("KfW"), guaranteed by the Brazilian Federal Government (União), with resources originated from negotiations on protocols for financing renewable energy projects, which took place in 2000 and 2001 and resulted in the signing of the Agreement on Financial Cooperation between the governments of Germany and Brazil on November 27, 2003. The contract for the first tranche was signed on December 12, 2008. The term of the loan is 30 years and the interest rate is 2% per year. Interest payments for the loan are made semiannually, in June and December. The payment of principal only began in December 2018.

On November 1, 2012, the second tranche of the financing agreement signed with KfW was signed, in the amount of € 45.9 million, guaranteed by the Federal Government, with a 5-year grace period and a total term of 30 years. On December 31, 2023, the weighted average interest rate on this loan was 2.50% per year. Interest payments for the loan are made semiannually, in June and December. The payment of principal only began in December 2017. The funds were allocated, via a transfer from Eletrobras, to the São Bernardo Complex Project, belonging to the subsidiary Eletrobras CGT Eletrosul, which aims to implement four Small Hydroelectric Centers (Pequenas Centrais Elétricas) ("PCHs") in the state of Santa Catarina. The outstanding balance of the two KFW financing with Eletrobras Holding, on December 31, 2023, was BRL 204,552 thousand.

Notes – Bonds (issued in 2020): on February 4, 2020, Eletrobras concluded the process of issuing bonds on the international market ("2020 Bond"), in two tranches maturing in 2025 and 2030, in the amounts of US$ 500 million and US$ 750 million, respectively. The tranches relating to this issue have semi-annual interest coupons, with rates of 3.625% and 4.625% per year respectively, and are amortized in bullets on the respective maturity dates. The funds raised were used for the partial repurchase (tender offer) of the bonds issued in dollars in 2011, maturing in October 2021. The outstanding balance (effectively due) for this bond on December 31, 2023, was BRL 6,246,018 thousand.

In addition, there is CGT Eletrosul's contract with Caixa Econômica Federal for the transfer of KfW funds, whose outstanding balance on 31 December 2023 was R$214,618 thousand.

Private Debt Assumption Instruments - Petrobras and Vibra Energia: as decided at the Company's 170th Shareholders’ Extraordinary Meeting, as part of the process of selling the distributors, Eletrobras assumed the debts of these companies with Petrobras and Vibra Energia S.A. through the following instruments: (i) Private Instrument of Debt Assumption and Other Covenants entered into between Petrobras and Eletrobras, with the intervention of Amazonas Distribuidora de Energia S.A. ("Amazonas D") on April 30, 2018 in the amount of BRL 4,019,086,325.95; (ii) Private Instrument of Debt Assumption and Other Covenants entered into between Petrobras and Eletrobras, with the intervention of Amazonas D on April 30, 2018 in the amount of R$4,028,000,043.80; (iii) Private Instrument of Debt Assumption and Other Covenants, entered into between Petrobras and Eletrobras, with the intervention of Companhia de Eletricidade do Acre - Eletroacre ("Eletroacre"), on April 30, 2018 in the amount of BRL 224,873,052.72; (iv) Private Instrument of Assumption of Debt and Other Covenants entered into between Petrobras and Eletrobras, with the intervention of Boa Vista Energia S.A. ("Boa Vista") on April 30, 2018 in the amount of BRL 140,565,427.69; (v) Private Instrument of Assumption of Debt and Other Covenants entered into between Petrobras and Eletrobras, with the intervention of Centrais Elétricas de Rondônia S.A., on April 30, 2018 in the amount of BRL 1,255,767,551.42; (vi) Private Instrument of Debt Assumption and Other Covenants, entered into between Vibra Energia and Eletrobras, with the intervention of Eletroacre on April 30, 2018, in the amount of BRL 80,135,033.53; and (vii) Private Instrument of Assumption of Debt and Other Covenants, entered into between Vibra Energia and Eletrobras, with the intervention of Boa Vista on April 30, 2018 in the amount of BRL 21,979,555.51 (collectively, "Private Instruments of Assumption of Debt").

The total amount of these debts on December 31, 2023, was: (i) BRL 2,468,361 thousand for the instruments originally signed with Petrobras; and (ii) BRL 24,036 thousand for the instruments originally signed with Vibra Energia.

Debentures of the Company's 2nd Issuance: on April 25, 2019, the Company issued five million of simple debentures, not convertible into shares, of the unsecured type, in four series, in the principal amount of BRL 5.0 billion, by signing the "Private Instrument of the Deed of the 2nd Issuance of Simple Debentures, Not Convertible into Shares, of the Unsecured Type, in four Series, for Public Distribution with Restricted Efforts, of Centrais Elétricas Brasileiras S.A. - Eletrobras" on April 25, 2019 ("Deed of Second Issuance of Debentures"). The amount issued, remuneration and amortization of each series were:

Series	Amount (in BRL billion)	Interest rate	Due Date
1st	1.1	CDI + 0.7%	3 years (bullet)
2nd	2.2	CDI + 1.0%	5 years (bullet)
3rd	1.0	CDI + 1.2%	7 years (bullet)
4th	0.7	IPCA+5.1814%	Annual in 8th, 9th and 10th year

The amounts collected were used to: (i) pay off the bond that matured in July 2019; (ii) repay BRL 1.0 billion of the debt with Petrobras; and (iii) reimburse investments made in Angra 3 and the Belo Monte plant. The outstanding balance of this liability on December 31, 2023 is BRL 4,160,978 thousand.

Debentures of the Company's 3rd Issue: on April 15, 2021, the Company issued two million seven hundred thousand (2,700,000) of simple debentures, not convertible into shares, of the unsecured type, in two series, in the principal amount of BRL 2.7 billion, by signing the "Private Deed Instrument of the 3rd Issuance of Simple Debentures, Not Convertible into Shares, of the Unsecured Type, in Two Series, for Public Distribution with Restricted Efforts, of Centrais Elétricas Brasileiras S. A." on April 14, 2021 ("Deed of the Third Debenture Issuance"). The amount issued, remuneration and amortization of each series were.

Series	Amount (in BRL billion)	Interest rate	Due date
1st	1.2	CDI + 1.8%	5 years (bullet)
2nd	1.5	IPCA + 4.9126%	10 years (bullet)

The funds from the operation were used for the Company's cash needs throughout 2021, including the repayment of the remaining portion of the 2021 bond, as well as for the reimbursement of investments made in Angra 3. The outstanding balance of this liability on December 31, 2023 is BRL 3,019,231 thousand.

Debentures of the Company's 4th Issue: on September 15, 2023, the Company issued seven million simple debentures, not convertible into shares, of the unsecured type, in two series, in the principal amount of BRL 7 billion, by signing the "Private Deed Instrument of the 4th Issuance of Simple Debentures, Not Convertible into Shares, of the Unsecured Type, in Two Series, for Public Distribution with Restricted Efforts, of Centrais Elétricas Brasileiras S. A." on August 25, 2023 ("Deed of the Fourth Debenture Issuance"). The amount issued, remuneration and amortization of each series were:

Series	Amount (in BRL billion)	Interest rate	Due date
1st	4.0	IPCA + 6.3170%	8 years (bullet)
2nd	3.0	CDI + 1.55%	5 years (bullet)

The funds from the operation were used for the Company's cash needs throughout 2023, including the settlement of the Company's 1st Commercial Note Issue. The outstanding balance of this liability on December 31, 2023 is BRL 6,992,591 thousand.

In addition to the main terms and conditions of the Company's contracts highlighted above, other information concerning these contracts is briefly presented, particularly with regard to the structure of guarantees:

No need for guarantees: The bonds issued abroad, the debentures and the debt assumption instruments originally signed with Petrobras have no guarantees, and, as of December 31, 2023, have a total outstanding balance of BRL 22,887,180 thousand.

With guarantees: in turn, the financing with KfW borrowed by Eletrobras Holding is guaranteed by the Federal Government and, on December 31, 2023, had a total outstanding balance of BRL 204,552 thousand.

Having shown the main characteristics of Eletrobras' contracts (entered into at the Company level), the main points of note concerning the contracts of Eletrobras' subsidiaries are summarized.

Having shown the main characteristics of Eletrobras' contracts (entered into at the Company level), the main points of note concerning the contracts of Eletrobras' subsidiaries are summarized.

BNDES Direct Lines and on-lending from other financial institutions: the BNDES line contracts finance various corporate projects of the Eletrobras Companies (originally signed by Eletrobras Furnas, Eletrobras CGT Eletrosul and Eletrobras Chesf), such as the hydroelectric plants of “Batalha”, “Simplício” and “Baguari”, as well as other expansion and maintenance projects. In addition, there is a relevant presence in the financing structure of SPE Santo Antônio Energia (SAESA) and Teles Pires which after Eletrobras Furnas and Eletrobras Eletronorte took control respectively also became part of the Eletrobras group's consolidated indebtedness after the takeover. It is therefore a very important creditor within the universe of Eletrobras’ subsidiaries. The overall financing costs range from TJLP to TJLP + 3.00% p.a. and IPCA + 5.38% to IPCA + 6.56% per year., with repayment terms up to 2040. On December 31, 2023, the outstanding balance of the contracts was BRL 8,656,237 thousand. In addition, including contracts arising from on-lending financing lines, which are also signed with other financial institutions that on-lend BNDES funds, there was an outstanding balance of BRL 5,973,062 thousand.

Banco do Brasil: In addition to its significant participation in the BNDES lines as a onlending agent, as shown in the previous table, this institution deserves special mention for its relevance as a creditor to the Eletrobras group also through credits granted directly to the subsidiaries Eletrobras Furnas, Eletrobras CGT Eletrosul and Eletrobras Eletronorte. In this case, even without considering the balances previously indicated from funds transferred from BNDES, the outstanding balance on December 31, 2023 from loans granted by this institution totals BRL 3,333,167 thousand. These loans mature between 2023 and 2029 and their cost is linked to the CDI + 1.65% to 2.25% per year. In addition, if amounts corresponding to onlending credits from the BNDES via Banco do Brasil are included, the outstanding balance on December 31, 2023 amounts to BRL 5,398,989 thousand.

Debentures and Commercial Notes: In recent years, Eletrobras' subsidiaries have accessed the local bond market. It worth mentioning that Eletrobras Furnas, Eletrobras Eletronorte, Eletrobras CGT Eletrosul, Eletrobras Chesf and the SPEs Santo Antônio Energia and Teles Pires have debentures in their portfolio of debt contracts, both in the institutional format and in the incentivized format, with a maximum maturity of up to 2038, with a cost linked to the CDI or IPCA, ranging from CDI + 1.78% to 2.17% per year and 117.6% CDI and IPCA (+ 3.75% to 7.49% per year) and a total balance on December 31, 2023 of BRL 12 901,814 thousand.

After summarizing the main groups of contracts/creditors of the Eletrobras Companies, we note as additional information that the financing taken out is divided into contracts with guarantees and without guarantees. When guaranteed, the types of guarantees used are (i) corporate guarantee (fidejussório), generally from the Company; or (ii) real guarantee (in particular, fiduciary assignment of credit rights, pledge of receivables or pledge of shares, in the latter case applicable to debts arising from projects set up as SPEs which are consolidated in the group's results, especially SPE SAESA).

In addition, it is important to note that some of the contracts have financial covenants, particularly debenture emission, most of which are associated with the maintenance of debt ratios measured on the basis of the ratio between Net Debt and Earnings Before Interest, Taxes, Depreciation and Amortization ("EBITDA") or Adjusted EBITDA.

The following table shows the composition of the debt of Eletrobras and its subsidiaries, as of December 31, 2023, consolidated by segment and currency:

	Minimum	Maximum	12/31/2023	12/31/2023
Local currency
Capital Market¹	3.58%	16.24%	14,172,801	27,074,612
Development banks²	2.49%	11.55%	11,188,645	16,735,742
Market Baking³	2.94%	17.02%	-	5,103,955
Sectoral funds⁴	5.00%	5.00%	1,319,921	1,319,921
Other institutions⁵	5.42%	14.82%	3,005,360	3,646,220
			29,686,727	53,880,450
Foreign currency
Capital Market¹	3.63%	4.63%	6,246,018	6,246,018
Development banks²	2.00%	4.02%	204,552	419,170
Market Baking³	6.60%	6.60%	-	234,652
			6,450,570	6,899,840

			36,137,297	60,780,290

Interests			1,035,105	1,640,901
Principal			6,747,317	9,689.946
Current			7,782,422	11,330,847

Non-current			28,354,875	49,449,443

			36,137,297	60,780,290
¹ Refers to bonds, debentures and commercial notes.
² Refers to operations with BASA, FNO, BNDES, BNB and FINEP
³ Refers to loans and financing from financial institutions
⁴ Refers to the Global Reversal Reserve (RGR)

The following graph shows the amortization schedule for consolidated debt, in BRL billion.

*

Guarantees provided by Eletrobras.

The Eletrobras Companies were successful in several ANEEL’s auctions held in previous years and, therefore, are responsible for the execution of projects in the areas of generation and transmission, individually or in partnerships in the SPEs of which they are part.

Therefore, in order to compose the financing structure for these projects, financing operations were negotiated in which Eletrobras provided a relevant corporate guarantee, but always limited to the proportion of the subsidiaries' interest in the project capital in situations where they refer to projects executed by SPEs. The total exposure in guarantees is partially comprised of guarantees provided to associates and enterprises in the form of SPEs in which the Company or its subsidiaries have equity participation.

On December 31, 2023, these guarantees totaled BRL 25,756,842 thousand, as shown in the chart below:

Non-Controlled Companies
Guarantor	Enterprise	Outstanding Balance Guaranteed on 12/31/2023 (BRL thousand)	Guarantee Term
Eletrobras	UHE Belo Monte – North Energy	13,978,841	2042
Eletrobras	UHE Jirau - ESBR	3,151,036	2034
Eletrobras	Angra III (b)	3,141,268	2036
Eletrobras	Angra III (b)	2,795,369	2038
Eletrobras	UHE Jirau - ESBR	871,999	2035
Eletrobras	UHE Sinop	563,615	2038
Eletrobras	Empresa de Energia São Manoel	533,477	2038
Eletrobras	Amazonas Energia (a)	257,153	2026
Furnas	Empresa de Energia São Manoel	101,757	2033
Eletrobras	Angra I (b)	79,146	2027
Chesf	UHE Sinop	75,640	2032
Eletronorte	UHE Sinop	75,640	2032
Eletrobras	Chapada do Piauí II	65,148	2032
Eletrobras	Chapada do Piauí I	64,736	2032
Eletrobras	Caldas Novas Transmission	2,017	2028

Guarantees for non-controlled companies	25,756,842

(a)       Private instrument arising from lawsuits whose origin is prior to the privatization and “deverticalization” of Amazonas Energia, with a view to settling previous debts to which Eletrobras is a party given its status as guarantor.

(b)       Law No. 14.182 of July 12, 2021, established that Eletrobras and its subsidiaries remain obligated to maintain the guarantees offered to third parties under contracts entered into prior to the privatization. As a result of this provision, the guarantees offered by Eletrobras on Eletronuclear operations are maintained in their entirety, even after completion of the capitalization process and the consequent change in Eletronuclear's control. This situation applies to the debt contracts entered into by Eletronuclear in which, under the current guaranteed structure, Eletrobras appears directly as the guarantor and/or obligated to provide full shareholder support in the event of default by the borrower.

The guarantees provided specifically for the subsidiaries' loans are presented separately, since their balances are already recorded under financing and loans payable.

The amount guaranteed in this case is BRL 17,945,866 thousand, as of December 31, 2023, and is presented in the table below:

SUBSIDIARIES
Guarantor	Enterprise	Outstanding Balance Guaranteed on 12/31/2023 (BRL thousand)	Guarantee term
Eletrobras	UHE Santo Antônio	5,512,526	2038
Eletrobras	Teles Pires	1,604,112	2036
Eletrobras	Issuance of Debentures - Furnas	1,017,764	2029
Eletrobras	Issuance of Commercial Paper - Furnas	1,045,090	2028
Eletrobras	Issuance of Commercial Paper - Furnas	1,044,830	2027
Eletrobras	Working Capital Structure Strengthening 4	729,858	2028
Eletrobras	Belo Monte Transmissora de Energia	603,127	2029
Eletrobras	Working Capital Structure Strengthening 5	583,638	2028
Eletrobras	Issuance of Comercial Paper - Furnas	522,545	2027
Eletrobras	Issuance of Comercial Paper - Furnas	522,415	2026
Eletrobras	Issuance of Comercial Paper - Furnas	521,651	2025
Eletrobras	Teles Pires	439,398	2032
Eletrobras	UHE Santo Antônio	433,894	2030
Eletrobras	Issuance of Debenture - BNDES agreements discharged	333,638	2028
Eletrobras	UHE Santo Antônio	292,212	2024
Eletrobras	Issuance of Debentures - CGT Eletrosul	259,621	2028
Eletrobras	Issuance of Debentures - CGT Eletrosul	228,803	2025
Eletrobras	Livramento Wind Farm - Entorno II	205,078	2028
Eletrobras	UHE Simplício	203,838	2026

Eletrobras	Miscellaneous - AmGT	194,647	2028
Eletrobras	Chesf Corporate Projects	162,324	2029
Eletrobras	Issuance of Debentures - Furnas	152,396	2024
Eletrobras	Working Capital Structure Strengthening 3	140,724	2028
Eletrobras	Linha Verde Transmissora	133,144	2033
Eletrobras	Casa Nova II e III Wind Power Station	129,139	2031
Eletrobras	Transmission Corporate Project	115,202	2031
Eletrobras	Sul Brasileira de Energia Transmitter	114,545	2028
Eletrobras	Investiment Plan 2012 - 2014	113,230	2029
Eletrobras	Corporate Projects	112,830	2034
Eletrobras	UHE Mauá	111,586	2028
Eletrobras	Delmiro Gouveia Transmitter	92,914	2032
Eletrobras	UHE São Domingos	77,536	2028
Eletrobras	UHE Passo de São João	43,560	2026
Eletrobras	Delmiro Gouveia Transmitter	43,518	2031
Eletrobras	UHE Batalha	39,715	2025
Eletrobras	Chesf Corporate Project	35,740	2029
Eletrobras	UHE Baguari	11,381	2026
Eletrobras	RS Energia	11,505	2027
Eletrobras	RS Energia	6,194	2027
Guarantees Subsidiaries		17,945,866

Loans guaranteed by the Federal Government (União Federal)

As previously mentioned, under the terms of law No. 14.182, of 07/12/2021, which provided for the Company's privatization, the guarantees provided by the Federal Government on debts of Eletrobras or its subsidiaries prior to the privatization process will be maintained.

In this case, the following chart shows the contracts in the Eletrobras group on the base date of December 31, 2023, with a collateral provided by the Federal Government:
Company	Guarantee/Loan Type	Outstanding Balance (Total R$/thousand)	Guarantee Balance
Eletrobras	KfW 13 MM	52.072	100.00%
Eletrobras	KfW 45 MM	152.480	100.00%
	TOTAL	204.552

i.       Other long-term relations with financial institutions

On December 31, 2023, Eletrobras did not have other relevant long-term relationships with financial institutions under the aspect of financial liabilities other than those already indicated in this item 2.1, paragraph (f), item (i).

ii.       Degree of subordination among debts

As of December 31, 2023, the Company's loans, financing and securities, local or international were composed of secured and unsecured debts, with no contractual subordination clause. Thus, in an eventual universal competition of creditors, the subordination between the obligations recorded in the Company's financial statements will be in the following order, in accordance with Law No. 11,101 of February 9, 2005, as amended ("Law No. 11,101"): (i) labor claims; (ii) claims secured by in rem guarantees up to the limit of the value of the secured asset; (iii) tax credits; (iv) unsecured credits; (v) fines and pecuniary penalties; (vi) subordinated credits; and (vii) interest accrued after the bankruptcy decree.

As of December 31, 2023, of the Company's outstanding loans, financing, bonds and debentures (current and non-current), 29.6% are secured by collateral.

Fiscal year 12/31/2022 – in R$ thousand
Obligation Type	Guarantee Type	Less than a year	One to three years	Three to five years	More than five years	Total
Debt security	Real guarantee	685.715	830.726	1.297.329	3.244.166	6.057.935
Financing	Real guarantee	1.335.898	2.579.610	3.695.542	3.980.229	11.591.278
Loan	Real guarantee	144.870	77.053	91.879	-	313.802
Financing	Unsecured	1.659.342	1.551.220	962.649	1.386.087	5.559.299
Debt security	Unsecured	2.849.286	7.474.774	8.430.200	8.369.680	27.123.941
Loan	Unsecured	4.655.734	3.225.291	2.156.988	96.022	10.134.035
Total		11.330.845	15.738.675	16.634.587	17.076.184	60.780.290

iii.       Contractual restrictions

Relevant contracts - Eletrobras as debtor

Relevant contractual restrictions in force under the Company's contracts are presented below at a more detailed level:

Loan and Program Agreements - Kreditanstalt für Wiederaufbau: The Loan and Program Agreement 2012 (KfW) provides that a change in the legal status, change in control or change in the business objectives of the debtor is an event of default, provided that such change, in the reasonable judgment of KfW, could be materially detrimental to KfW's interests. Furthermore, the contract provides that the Company shall not encumber or sell the financed assets by KfW before the discharge of the debt, without the prior consent of the creditor.

Private Instruments of Assumption of Debt - Petrobras: The obligations arising from the Private Instruments of Assumption of Debt can be declared due in advance, in the following cases, among others:

(i)       succession of the debtor, or any type of corporate reorganization leading to a change in the debtor's share control, without the prior consent of the creditors, except when resulting from a privatization process as a result of a law enacted by the Executive Branch, provided that such law does not affect the liquidity of any guarantees offered in the Private Instruments of Assumption of Debt or any other document; and

(ii)       failure by the debtor (1) to maintain the ratio obtained by dividing net debt by Adjusted EBITDA below 3.75x times as of fiscal year 2020.

Item (ii) does not apply to Vibra Energia's contracts.

Debentures of the Company’s 2nd Issuance: The obligations arising from the Indenture of 2nd Issuance of Debentures may be declared due in advance in the following cases, among others:

(i)       (a) change in direct or indirect shareholding control of relevant subsidiaries of the Company (as detailed in the indenture (escritura); (b) occurrence of corporate reorganizations involving the Company and/or the relevant subsidiaries of the Company (as detailed in the indenture); (c) disposal of goods and assets, including equity interests, by the Company and/or the relevant subsidiaries, with individual or aggregate value detailed in the Indenture and subject to certain exceptions; (d) redemption, repurchase, amortization or bonus of shares, payment of dividends, including prepaid dividends, income in the form of interest on own capital or the making of any other payments by the Company, to its shareholders, on any account, should the Company be in default with any of its obligations set forth in the indenture, except, however, for the payment of the minimum mandatory dividend provided for in the Company's bylaws and the portion of the net income allocated to the Special Retained Dividend Reserve provided for in 3rd, 4th and 5th paragraphs of article 202 of the Brazilian Corporate Law. In addition, if a Change of Risk Event (as defined in the indenture) occurs as a result of a change of control, the Company will be obligated to make an offer to acquire the debentures for an amount equal to the unit par value of the debentures or adjusted unit par value of the debentures, as applicable, plus applicable interest payable through the acquisition date (all as defined in the indenture); and

(ii)       failure, by the Company, during the term of the 2nd issuance of the Company's debentures, to maintain the index obtained by dividing the Net Debt by the Adjusted EBITDA of less than 3.75x from the 2020 fiscal year.

Debentures of the Company's 3rd Issuance: The obligations under the Indenture of the Third Issuance of Debentures of the Company may be declared due in advance in the following cases, among others:

(i)       (a) change in the direct or indirect shareholding control of our relevant subsidiaries (as detailed in the indenture); (b) occurrence of corporate restructurings involving us and/or our relevant subsidiaries (as detailed in the indenture); (c) disposal of goods and assets, including equity interests, by us and/or our relevant subsidiaries, with individual or aggregate value detailed in the indenture and subject to certain exceptions; (d) redemption, repurchase, amortization or bonus of shares, payment of dividends, including dividends in advance, income in the form of interest on equity or any other payments made by our shareholders, in any capacity, in case we are in default with any of its obligations established in the indenture, except, however, the payment of the mandatory minimum dividend provided for in our bylaws and the portion of the net income allocated to the Special Reserve of Retained Dividends provided for in the 3rd, 4th and 5th paragraphs of article 202 of the Brazilian Corporate Law. In addition, in the event of a Risk Change Event (as defined in the indenture) as a result of a change in control, we will be obliged to make an offer to acquire the debentures for an amount equivalent to the unit face value of the debentures or updated unit face value of the debentures, as applicable, plus applicable interest due up to the date of acquisition (all as defined in the indenture); and

(ii)       failure, by the Company, during the term of the 3rd issuance of debentures of the Company, to maintain the index obtained by dividing the Net Debt by the Adjusted EBITDA of less than 3.75x at the end of each fiscal year, the first calculation being based on the fiscal year ended December 31, 2021.

Debentures of the Company's 4th Issuance: The obligations under the Indenture of the Fourth Issuance of Debentures of the Company may be declared due in advance in the following cases, among others:

(i)       (a) change in the direct or indirect shareholding control of our relevant subsidiaries (as detailed in the indenture); (b) occurrence of corporate restructurings involving us and/or our relevant subsidiaries (as detailed in the indenture); (c) disposal of goods and assets, including equity interests, by us and/or our relevant subsidiaries, with individual or aggregate value detailed in the indenture and subject to certain exceptions; (d) redemption, repurchase, amortization or bonus of shares, payment of dividends, including dividends in advance, income in the form of interest on equity or any other payments made by our shareholders, in any capacity, in case we are in default with any of its obligations established in the indenture, except, however, the payment of the mandatory minimum dividend provided for in our bylaws and the portion of the net income allocated to the Special Reserve of Retained Dividends provided for in the 3rd, 4th and 5th paragraphs of article 202 of the Brazilian Corporate Law. In addition, in the event of a Risk Change Event (as defined in the indenture) as a result of a change in control, we will be obliged to make an offer to acquire the debentures for an amount equivalent to the unit face value of the debentures or updated unit face value of the debentures, as applicable, plus applicable interest due up to the date of acquisition (all as defined in the indenture); and

(ii)       failure, by the Company, during the term of the 4th issuance of debentures of the Company, to maintain the index obtained by dividing the Net Debt by the Adjusted EBITDA of less than 3.75x at the end of each fiscal year, the first calculation being based on the fiscal year ended December 31, 2023.

Other contracts - Eletrobras as debtor

The other loans and financing contracts carried out by the Company were entered into in accordance with the practices adopted in the market for these types of transactions. The obligations assumed (covenants) are those usually contained in contracts with companies subject to the same type of credit risk at the time of contracting.

Therefore, in general terms, Eletrobras is also subject to the clauses usually practiced in the market, among which are the following: requirements for changing corporate control or corporate restructuring, compliance with the necessary licenses and authorizations, limitations to the significant sale of assets and other events of default usually contained in contractual instruments of this nature.

Eletrobras as guarantor

As previously mentioned, in order to mainly compose the project financing structure over time, financing operations have been negotiated by subsidiaries and/or SPEs in which one of the Eletrobras Companies has an equity participation.

In these cases, it can be observed that Eletrobras has provided corporate guarantees for a significant portion of these contracts, however, it is important to mention that these guarantees are always limited to the proportion of the subsidiaries' interest in the project capital in situations where they refer to projects carried out by SPEs.

In this context, Eletrobras, as the guarantor, as well as the companies benefiting from the guaranteed transactions, have the obligation to comply with the restrictive conditions/covenants provided for in their instruments in order to avoid the risk of contractual default, which could potentially generate relevant financial impacts to the beneficiary/taker company, as well as to Eletrobras itself as guarantor of the transactions, in order to honor a situation of early maturity of the undertakings. Therefore, it is clear that the following contractual obligations must be met by the Company within the scope of the financial instruments in which it is a guarantor: (i) the ratio between Net Debt and the Company's EBITDA must be equal to or less than 4.0x, according to the Deed of the 1st Issuance of Debentures of SPE Teles Pires, and less than 3.75x, according to the deeds of the 1st and 2nd Issuance of Debentures of Eletrobras Eletronorte, the 1st Issuance of Debentures of Eletrobras Furnas and the Export Credit Note signed with Banco do Brasil by Eletrobras Eletronorte; and (ii) restrictions on the sale of goods and assets, including shareholdings, imposed on the Company by the Deed of the 1st Issuance of Debentures of Eletrobras Furnas and the 2nd and 4th Eletrobras Eletronorte Debenture Issuance.

It is emphasized that the risk regarding non-compliance with these obligations is diligently monitored by the Eletrobras Companies in order to, if necessary, take timely countermeasures to mitigate potential events of default and early maturity.

Thus, within the context of compliance with financial covenants by projects that have guarantees from Eletrobras and/or its subsidiaries, it can be observed that with regard to the year 2022 closing calculation, the SPEs Chapadas do Piauí I and II, did not reach the minimum level of the debt service coverage index ("ICSD") higher than 1.2x, foreseen in their financing contracts as of December 31, 2023.

In these cases, it should first be noted that these companies are not part of the Group's consolidated results due to Eletrobras' shareholding, not representative of control.

The Company provides fiduciary guarantees under bank guarantee contracts linked to the debts (BNDES and Debentures, in the latter case applicable only to SPE Chapada do Piauí I) of these two companies. These guarantees provided by the Company total on December 31, 2023, in proportion to the Eletrobras' respective share participation in Chapada do Piauí I and II, amounts to BRL 64.736 million and BRL 65.148 thousand.

Finally, it is noted that, as occurred in previous ICSD non-compliances by these companies, the SPEs have made the necessary efforts regarding the due formalization of waivers by their creditors resulting from non-compliance with this financial indicator.

Except as described above, as of the date of this report and December 31, 2023, all obligations under contracts entered into by the SPEs and/or Eletrobras subsidiaries in which Eletrobras is the guarantor are being met.

In addition, it is pointed out that, among the financial contracts described in item (i) above, the instruments entered into with the BNDES (direct line and on-lending line), the domestic (debentures and commercial notes) and foreign (2025 and 2030 bonds) capital market securities, as well as the private debt assumption instruments (Petrobras and Vibra Energia) are subject to cross-default or cross acceleration, totaling 81.45% of the Company's total consolidated debt.

g.       limits of financing granted and percentage already used

As of December 31, 2023, of the resources resulting from the loans and financing granted by Eletrobras Chesf with BNB, in 2018 and 2020, 55.5% of the total amount financed is still available for withdrawal.

Company	Creditor	Balance to be disbursed (BRL thousand)
Eletrobras Chesf	BNB	140,476

h.       significant changes in items of the income statement and cash flow statement

INCOME STATEMENTS

Fiscal year ended on December 31, 2023, compared to fiscal year ended on December 31, 2022:

Central Elétricas Brasileiras S.A. – Eletrobras
Consolidated Statements of Income (in thousands of reais)
	12/31/2023	AV	12/31/2022	AV%	HA%
NET OPERATING INCOME	37,158,908	100.00	34,074,233	100,00	9,05
Operating Costs	(18,673,499)	-50.25	(15,857,610)	-46.54	17.76
GROSS BALANCE	18,485,409	49.75	18,216,623	53.46	1.48
Operating Expenses	(7,947,919)	-21.39	(13,417,697)	-39.38	-40.77
Regulatory Remeasurements - Transmission Contracts	(12,144)	-0.03	365.178	1.07	-103.33
OPERATING RESULT BEFORE THE FINANCIAL RESULTS	10,525,346	28.33	5,164,104	15.16	103.82
Financial Result	(12,002,121)	-32.30	(4,373,595)	-12.84	174.42
INCOME BEFORE EQUITY INTERESTS	(1,476,775)	-3.97	790,509	2.32	-286.81
Results of Equity Interests	2,062,090	5.55	2,369,777	6.95	-12.98
Other Income and Expenses	1,143,062	3.08	186,924	0.55	511.51
OPERATING INCOME BEFORE TAXES	1,728,377	4.65	3,347,210	9.82	-48.36
Current income tax and social contribution	(512,503)	-1.38	(1,630,034)	-4.78	-68.56
Deferred income tax and social contribution	3.511.001	9.45	934.421	2.74	275.74
NET INCOME FROM CONTINUING TRANSACTIONS	4,726,875	12.72	2,651,597	7.78	78.27
Portion Assigned to Controlling Shareholders	4,881,788	13.14	2.648.592	7.77
Portion Assigned to Non-Controlling Shareholders	(154,913)	-0.42	3.005	0.01
NET INCOME AFTER TAXES FROM DISCONTINUED TRANSACTION	(332,014)	-0.89	986,785	2.90	-133.65
Portion Assigned to Controlling Shareholders	(332,014)	-0.89	986.785	2.90
Portion Assigned to Non-Controlling Shareholders	0	0	0	0	0
NET INCOME FOR THE YEAR	4.394.861	11.83	3,638,382	10.68	20.79
Portion Attributed to Controlling Shareholders	4,549,774	12.24	3,635,377	10,67
Portion Attributed to Non-Controlling Shareholders	(154,913)	-0.42	3,005	0.01	-

Net Operating Income

The net operating income for the fiscal year ended as of December 31, 2023, increased by BRL 3,084,675 thousand, or 9.05%, from BRL 34,074,233 thousand in the fiscal year ended as of December 31, 2022, to BRL 37,158,908 thousand in the fiscal year ended as of December 31, 2023. This variation occurred in generation, mainly due to the increase of BRL 2,925 million in revenue of Supply, due to the full accounting of SAESA's revenue in the twelve months of 2023, while in 2022 revenue was recorded for 6 months, representing an increase of BRL 1.8 billion, a total of 272 million consolidated by Eletronorte as of 4Q23 and Baguari and Retiro Baixo. In addition, there was an increase in the energy available for the ACL as a result of the gradual decotization process of the plants (20% per year), resulting in an approximate gain of BRL 830 million in the Supply item, of which BRL 490 million at Chesf and BRL 340 million at Furnas. An increase of BRL 521 million in revenue from the Short-Term Market (CCEE), as a result of the greater supply of energy traded in the MCP 2023. In transmission, mainly due to Operation and Maintenance Revenue, which increased by 15% due to the to the readjustment of the contract's RAP according to Homologatory Resolution 3216/2023, effective from July/2023. This increase was also influenced by the construction revenue for the periods, which is directly related to the investments made (appropriated and allocated) in transmission projects in progress. In 2023, the increase was in the order of R$1.5 billion compared to the previous year, with emphasis on renewed contracts: 062/2001 by Furnas (+BRL 770 million); 058/2001 at Eletronorte (+BRL 499 million); and 061/2001 at Chesf (+BRL 374 million).

Operating Costs

Operating costs for the fiscal year ending December 31, 2023, increased by BRL 2,815,889 thousand, or 17.8%, from BRL 15,857,610 thousand in the fiscal year ending December 31, 2022, to BRL 18,673,499 thousand in the fiscal year ending December 31, 2023. Depreciation and amortization costs increased by BRL 906,915 thousand or 36.6%, from an amount of BRL 2,480,692 thousand in the fiscal year ended December 31, 2022, to BRL 3,387,607 thousand in the fiscal year ended December 31, 2023 due to two main reasons: consolidation of SAESA as of July 2022 and amortization of the new contracts that occurred as a result of the privatization as of June 2022.

Operational Expenses

Operational expenses for the fiscal year ended on December 31, 2023, decreased by BRL 5,469,778 thousand, or 40.8%, from BRL 13,417,697 thousand in the fiscal year ended on December 31, 2022 to BRL 7,947,919 thousand in the fiscal year ended on December 31, 2023. Such reduction is related to Amazonas Energia (BRL 4,596,971 thousand on December 31, 2022), with the complete provision of its credits booked on December 31, 2022. For the purposes of the fiscal year ended on December 31, 2023, the receivables from Amazonas Energia shall remain provisioned. The Company is monitoring the economic, financial and operation situation of the distributor, taking into account the information provided by such company to the relevant authority. The results plan (plano de resultados) provides that its operational balance will only occur by the year of 2025.

Regulatory Remuneration

Regulatory remuneration for the year ending December 31, 2023, resulted in a negative variation of BRL 377,322 thousand, or 103.3%, compared to the credit of BRL 365,178 thousand for the year ending December 31, 2022, totaling an expense of BRL 12,144 thousand for the year ending December 31, 2023.

Financial Results

The net financial result went from a net expense of BRL 4,373,595 thousand in the fiscal year ended as of December 31, 2022, to a net expense of BRL 12,002,121 thousand in the fiscal year ended as of December 31, 2023, generating an increase of BRL 7.628.526 thousand, or 174.4%. This variation occurred mainly as a result of the registration of debts on loans, financing and debentures, the costs of obligations with the CDE and revitalization of river basins and monetary restatement of lawsuits disputing the difference in the credits (2nd phase) of the compulsory loan, and which are impacted by changes in the Selic rate. In addition, due to the full accounting of SAESA's financial results for the twelve months of 2023, while in 2022 it was recorded for 6 months.

Results of Equity Interests

The result of equity interests in investments accounted for using the equity method decreased by BRL 307,687 thousand, or 12.9%, to BRL 2,062,065 thousand in the fiscal year ended December 31, 2023, compared to the amount of BRL 2,369,777 thousand in the fiscal year ended December 31, 2022. This reduction occurred mainly due to the results of all minority stakes held by Eletrobras and, among these variations, the following stand out positively CTEEP with BRL 1,032 million and SPE Serra do Facão with BRL 113 million. Negative variations include the SPE Norte Energia with BRL 427 million and the Eletronuclear, with BRL 27 million, impacted mainly by the scheduled shutdown of the Angra I and II plants at the end of 2023.

Other Income and Expenses

Other income and expenses increased by BRL 956,138 thousand or 511.5%, from BRL 186,924 thousand in the fiscal year ended December 31, 2022, to an amount of BRL 1,143,062 thousand in the fiscal year ended December 31, 2023. Such variation was mainly due to the exchange (permuta) between Eletronorte and Neoenergia which was finalized in 2023, resulting in the transfer of the SPE Energética Águas da Pedra. This transaction with Neoenergia resulted in a gain of BRL 779,785 thousand, with the transfer. In addition, in the 2023 financial year, Furnas recognized a gain on the variation of the investment participation in the acquisitions of shares in “Baguari Energia”, “Retiro Baixo”, “Triângulo Mineiro” and “Vale do São Bartolomeu” in the amount of BRL 290,201 thousand.

Income Tax and Social Contribution

The provision for IR and CSLL, considering deferred and current tax, went from an expense of BRL 695,613 thousand in the fiscal year ended December 31, 2022, to an revenue of BRL 2,998,498 thousand in the fiscal year ended December 31, 2023, generating an increase of BRL 3,694,111 thousand, or 531.1%. This variation occurred mainly due to MESA recognition as compensation for tax losses and negative bases on future profits, the additional amount of BRL 2,454,135 thousand of deferred tax assets, totaling a recognition in deferred assets of this indirect subsidiary in the total amount of BRL 4,521,514 thousand. In addition, Eletrobras has not proposed a prospect of future taxable income and, therefore, the deferred tax credits of tax losses and negative basis of social contribution not recorded in the financial statements amount to BRL 3,714,444 thousand as of December 31, 2023 (BRL 2,714,529 as of December 31, 2022).

Net Income for the Year

Eletrobras presented, in the result for 2023, a net profit for the year of BRL 4,394,861 thousand, compared to the net profit of BRL 3,638,382 thousand recorded in the fiscal year ended as of December 31, 2022, that is, a positive variation of BRL 756,479 thousand or 20.8%, as explained in the previous items.

CASH FLOW STATEMENTS

Fiscal year ended as of December 31, 2023, compared to fiscal year ended as of December 31, 2022:

	12/31/2023	12/31/2022
Profit for the year before income tax and social contribution	1,396,363	4,333,995
Adjustments to reconcile profit with cash generated by operations:	985,901	(1,879,305)
(Additions)/decreases in operating assets	(343,917)	191,767
Increases/(decreases) in operating liabilities	(1,564,893)	338,464
Payment of financial charges	(5,173,424)	(3,211,343)
Receipt of annual permitted revenue - RAP	18,287,910	14,623,582
Settlement of disputes	(2,672,962)	(4,222,504)
Payment of income tax and social contribution	(2,930,778)	(2,607,461)
Others	258,758	(2,767,375)
Net cash provided by operating activities	8,242,958	4,799,820
Receipts from the issue of shares	-	30,648,282
Loans and financing obtained and debentures obtained	11,821,045	8,500,000
Payment of loans and financing and debentures - principal	(13,269,436)	(6,734,696)
Payment of shareholder compensation	(864,192)	(1,490,058)
Share buy-back	(1,967,218)	-
Payment of CDE obligations and revitalization of basins - main	(1,455,824)	-
Others	(1,019,506)	(851,142)
Net cash provided by (used in) financing activities	(6,755,131)	30,072,386
Receipt of loans and financing	1,060,818	2,358,352
Acquisition of fixed assets	(3,862,770)	(1,585,639)
Acquisition of intangible assets	(258,371)	(32,038,772)
Net financial investments (TVM)	7,209,710	4,475,913
Transmission infrastructure - contractual asset	(3,269,358)	(1,652,992)
Others	(60,611)	4,117,399
Net cash provided by (used in) investing activities	819,418	(24,325,739)

Originated from the Operational Activities

In the year ended December 31, 2023, cash flows from operating activities increased by BRL 3,443,138 thousand, from BRL 4,799,820 thousand in the year ended December 31, 2022, to BRL 8,242,958 thousand in the year ended December 31, 2023. This variation was mainly due to the receipt of RAP in 2023, in the amount of BRL 18,287,910 thousand, BRL 3,664,328 thousand higher than the amount received in 2022 of BRL 14,623,582 thousand.

Originated (applied) from the Investment Activities

In the fiscal year ended December 31, 2023, our cash flows generated by investing activities had a variation of BRL 25,563,411 thousand, going from a negative balance of BRL 24,325,739 thousand in the fiscal year ended as of December 31, 2022, to a positive balance of BRL 819,418 thousand in the fiscal year ended as of December 31, 2023. This variation was due to the payment, in 2022, of the grant bonus in the amount of BRL 26,622,905 thousand as a result of the signing of the new concession contracts and the payment of the principal of the obligation assumed with the CDE in the amount of BRL 5,251,610 thousand.

Originated (applied) from Financing Activities

In the fiscal year ended as of December 31, 2023, our cash flows from financing activities decreased by BRL 36,827,517 thousand, from cash consumed of BRL 30,072,386 thousand in the fiscal year ended December 31, 2022, to negative cash of BRL 6,755,131 thousand in the fiscal year ended as of December 31, 2023. This variation was due to the public offering of shares in 2022, which added a net amount of BRL 30,648,282 thousand to the Company's cash. In addition, in the year of 2023, the Company paid the principal of the obligations under Law 14.182/21 in the amount of BRL 1,455,825 thousand and repurchased shares in the amount of BRL 1,967,218 thousand.

2.2.       Management should comment:

a)       result of the Company’s operations, in particular:

i.       description of any important components of revenue

Operating Revenues with Electric Power Operations

Eletrobras' revenues derive from the generation and transmission of electricity.

Generation: Revenues from the generation activity derive from the sale of electricity generated by Eletrobras to distribution companies and free consumers, and from the operation and maintenance of the plants whose concessions were renewed in accordance with Law 12,783/13. These revenues are based on the amounts agreed in the contracts, noting the revenues resulting from settlement in the short-term market. For generation concessions renewed under the terms of Law 12,783/13, operation takes place under a physical guaranteed quota allocation regime and there is a fixed revenue, called Annual Generation Revenue ("RAG"). The RAGs are adjusted annually and were reviewed in 2023. The physical guaranteed quotas under the contracts signed under Law No. 12,783/13 have been reduced by 20% each year since January 2023, due to a rule introduced by Law No. 14,182/2021, which dealt with the capitalization of Eletrobras and the signing of new concession contracts under the independent production regime. Some power plants also receive ancillary services, as regulated by ANEEL Normative Resolution No. 1,030/2022, which can be remunerated by ancillary services tariff (TSA) or annual revenue, as the case may be.

Transmission: Revenues from the transmission activity derive from the construction and operation of transmission line infrastructure by Eletrobras, as well as from the operation and maintenance of these lines for transporting electricity and are known as RAP, approved by ANEEL for each tariff cycle. The RAP is obtained from the revenues received from sectorial agents that use Eletrobras' transmission facilities. The price charged to sectorial agents that connect to the transmission networks in this activity is regulated and known as the tariff for use of the transmission system ("TUST"). Eletrobras, as an electricity transmitter, cannot negotiate prices with users. For some contracts, the RAP is fixed and monetarily updated by a price index once a year. For the other contracts, the RAP is monetarily updated by a price index once a year and revised every five years. Generally, the RAP of any electric energy transmission company is subject to annual review due to the increase in assets and operating expenses resulting from modifications, reinforcements and expansions of facilities. For transmission concessions renewed under Law No. 12,783/13, the exploration and operation and maintenance methods must be disclosed separately.

Other Operating Revenues

Operating income from other activities not attributable to the generation or transmission segments, are recorded by Eletrobras in the "Management" segment. These mainly include fees for the administration of the RGR, related to financing contracts still managed by Eletrobras and that were not transferred to the CCEE, pursuant to Law No. 13,360 of November 17, 2016, as amended ("Law No. 13,360/16"), due to the contracts having occurred prior to the effectiveness of the law. Eletrobras also earns operating revenues from telecommunications companies that use certain parts of its infrastructure to set up telecommunications lines. Eletrobras' revenues may also derive from the provision of engineering services related to third-party generation and transmission works or energy efficiency.

Financial Revenues

Reflects revenues from the remuneration Eletrobras receives from investments in financial instruments, as well as interest, commissions and fees obtained as a result of the loans it grants pursuant to the provisions of Brazilian law that allow Eletrobras to act as lender to certain public service companies controlled by Eletrobras. They also reflect revenues from the moratorium on electric power paid to Eletrobras, as well as the impact of monetary restatements and other revenues of a financial nature from Eletrobras.

Monetary and exchange revenues (expenses)

Monetary and exchange revenues (expenses) refer mainly to the impact of the variation of the Selic rate and transactions in foreign countries currency, especially US dollars.

With the termination of the revenue assured to Eletrobras under Exhibit C of the Itaipu Agreement, given its status as a shareholder of Itaipu Binacional, in June/2022, the Company no longer has receivables in foreign currency, increasing, as a result, the exposure of the debt in US dollars, mainly related to Bonds 2025 and Bonds 2030, which amount to USD 1.25 billion.

As a result, in April 2023, the company celebrated derivative contracts (CDI swaps), in the total value of the Bonds, aiming to reduce the exposure to exchange rate variation, linking to the variable interest curve in reais CDI, more in line with the Company’s debt profile that way the net exchange variation of the fiscal year that ended on December 31, 2023 was an expense of BRL 169,904 thousand compared to an expense of BRL 446,852 thousand in the fiscal year that ended on December 31, 2022, representing an decrease in expenses of BRL 276,948 thousand or 62%.

Law No. 14,182/2021 set the conditions for obtaining new concession grants for electricity generation, establishing obligations for the subsidiaries Furnas, Eletronorte and Chesf: (i) payment to CDE; and (ii) implementation of drainage basin revitalization programs and projects in the Legal Amazon, affecting the financial result under the headings of Monetary Restatement affecting the financial result under the headings of Monetary Restatement of CDE Obligations and Revitalization of Drainage Basins and Charges. In 2023, expenses were recorded for these items in the amount of BRL 1,716,152 thousand, compared to expenses of BRL 220,597 thousand in 2022. In the first semester of 2023, an expense of BRL 1,305,994 thousand was recorded for monetary variation in CDE and Basins, compared to an expense of R$126,308 thousand in the first semester of 2022. The variation refers mainly to the payment of the second installment to CDE, in the amount of BRL 620,600 thousand, in accordance with CNPE Resolution No. 30, of December 21, 2021, and within the scope of the Company's privatization process.

The net monetary variation in the fiscal year that ended on December 31, 2022, was an expense of BRL 1,097,622 thousand compared to an expense of BRL 3,512,065 thousand in the fiscal year that ended on December 31, 2023, representing an increase in expenses of BRL 2,414,443 thousand or 68.7%.

ii. factors that materially affected the operational results

Net Operational Revenue for the fiscal year that ended on December 31, 2023, in the amount of BRL 37,158,908 thousand showed an increase of BRL 3,084,675 thousand or 9.1% in comparison to the fiscal year that ended on December 31, 2022, when it corresponded to the amount of BRL 34,074,233 thousand. This variation occurred in generation, mainly due to the increase of BRL 2,925 million in revenue of Supply, due to the full accounting of SAESA's revenue in the twelve months of 2023, while in 2022 revenue was recorded for 6 months, representing an increase of BRL 1.8 billion, a total of 272 million consolidated by Eletronorte as of 4Q23 and Baguari and Retiro Baixo. In addition, there was an increase in the energy available for the ACL as a result of the gradual decotization process of the plants (20% per year), resulting in an approximate gain of BRL 830 million in the Supply item, of which BRL 490 million at Chesf and BRL 340 million at Furnas. An increase of BRL 521 million in revenue from the Short-Term Market (CCEE), as a result of the greater supply of energy traded in the MCP 2023. In transmission, mainly due to Operation and Maintenance Revenue, which increased by 15% due to the to the readjustment of the contract's RAP according to Homologatory Resolution 3216/2023, effective from July/2023. This increase was also influenced by the construction revenue for the periods, which is directly related to the investments made (appropriated and allocated) in transmission projects in progress. In 2023, the increase was in the order of R$1.5 billion compared to the previous year, with emphasis on renewed contracts: 062/2001 by Furnas (+BRL 770 million); 058/2001 at Eletronorte (+BRL 499 million); and 061/2001 at Chesf (+BRL 374 million).

Brazilian Macroeconomic and Sector Conditions

The country's Gross Domestic Product ("GDP") progressed in 2023 and ended the year with growth of 2.9%, according to IBGE (Instituto Brasileiro de Geografia e Estatística).

The inflation, as measured by the IPCA variation, closed the fiscal year that ended on December 31, 2023, at 5.76%. The sectors that had the biggest impact on the variation of the IPCA were health and personal care, with an increase of 10.74%, and education, with an increase of 8.32%. The residential electricity sector increased by 6.17%. The inflation, as measured by the IPCA, ended 2023 at 5.76%, above the target set by the Central Bank (3.5%). The sectors that had the biggest impact on the IPCA rate increase was food and beverages, which went up by 9.06%. The residential electricity sector fell by 6.17% and gasoline fell by 6.83%, due to the reduction in federal taxes on fuel.

Consumption of electricity

CATEGORY (in GWh)	12.31.2023	12.31.2022%
BRAZIL	531,013	509,441	4.2
RESIDENTIAL	164,323	152,771	7.6
INDUSTRIAL	188,268	184,507	2.0
COMMERCIAL	97,716	92,495	5.6
OTHER	80,705	79,668	1.3
Source: EPE – Resenha Mensal do Mercado de Energia Elétrica

According to EPE, the consumption of the electricity sector reached 47,170 GWh in December 2023, an increase of 9.1% compared to December 2022, the third consecutive consumption record in the entire historical series, since 2004. The industrial consumption also grew in comparison with December 2022. Industrial consumption also increased in comparison with December 2022. The year 2023 closed with accumulated electricity consumption of 531,013 GWh, an increase of 4.2% compared to 2022.

Provision of Judicial Contingencies of Compulsory Loan

There is significant legal litigation involving Eletrobras, in which the largest number of lawsuits are aimed at challenging the criteria for monetary restatement of the book credits of the Compulsory Loan on electricity consumption, determined by the legislation that governs the Compulsory Loan and applied by the Company, and the application of inflationary purges resulting from economic plans implemented in Brazil. On December 31, 2023, the Company had, on a consolidated basis, approximately 3,374 provisioned lawsuits related to this issue (compared to the previous year, 3,703 lawsuits on December 31, 2022).

The Company intends to continue to defend its position and understanding in ongoing and future proceedings, but recognizes that the litigation in question is fundamentally uncertain and unpredictable, so the Company strives to ensure that the provisioning made reasonably reflects what it believes to be the likely outcome, based on its analysis of the evolving legal landscape. However, the Company may need to change its provisions if one or more courts depart from the favorable precedents that Eletrobras has followed in this matter, which could adversely affect its financial condition and the operational results.

Within the scope of these lawsuits, Eletrobras has made provisions for: (i) difference in principal due to monetary correction criteria, (ii) reflexive remunerated interest; and (iii) application of moratory interest (substantially the SELIC rate, applied to the principal, correction of interest paid and remunerative interest). Please refer to the chart below in BRL/thousand, as of December 31, 2023.

Breakdown of the provisioned amount - Likely

Principal	4,231,929
Correction of Interest Paid	24,475
Remunerative Interest	2,637,436
Moratorium Interest	9,521,203
Fees	749,52
Other Demands	98,872
Total Provisioned	17,263,567

In the fiscal year that ended December 31, 2023, a reversion was recognized, net of constitution, in the amount of BRL 1,937,088 thousand, for a total amount of BRL 17,263,567 thousand, referring to the Compulsory Loan processes.

Compulsory loan - Court settlements

Within the scope of the provision related to the compulsory loan on electricity (ECE), the company has been taking steps to reduce the risks involved and enable better planning of cash disbursements to optimize the use of the tax by celebrating agreements. Since the final quarter of 2022, when negotiations began, Eletrobras has reduced a total of BRL 7.9 billion through these referred Agreements, of which BRL 7 billion during 2023, assuming the commitment to pay approximately BRL 5.3 billion, partly in cash and partly with assets (such as shares in affiliated companies), resulting, therefore, in savings for Eletrobras of approximately BRL 2.5 billion in relation to the risk provisioned for these lawsuits. By December 31, 2023, Eletrobras had already paid BRL 4.5 billion referring to all the agreements celebrated and is awaiting a court decision to ratify the agreements and extinguish the respective lawsuits in order to pay the balance of BRL 0.9 billion.

Contractual Transmission Assets

The Company registered the right to consideration originated for the construction of transmission projects, within the scope of the concession contracts, under the item of Contractual Transmission Assets.

The change in these assets in the fiscal years ending December 31, 2023 and 2022 is described in the following chart (in BRL/thousand):

	Furnas¹	Chesf	Eletronorte	CGT Eletrosul	Total
Balance in December 31, 2023	25,172,584	18,457,564	10,889,686	6,692,504	61,212,338
Construction Revenue	0	709,311	642,678	359,218	2,960,792
Financial Revenue	2,931,600	2,201,144	1,271,976	731,361	7,136,081
Regulatory remeasurements - Transmission	-	184	-350	-11,978	-12,144
Transfers			-	-21,778	-21,778
Amortization	-4,822,141	-3,313,874	-1,797,802	-1,018,929	-9,902,824
Balance in December 31, 2022	24,763,617	24,763,617	10,773,184	6,654,610	61,052,210

¹Furnas’ information correspond to the consolidated amount.

The company uses Eletrobras' weighted average cost of capital (WACC) for the year in which each contract begins as the construction margin for the concession contracts, which, when added to the construction cost, forms the construction revenue. Annually, the company compares the asset balance of each contract with the expected flow of future RAPs, considering the discount rate of each contract.

The rates of remuneration used (Financial Revenue), established at the start of each project, are approximately 8.08% per year on average for renewed contracts and 7.51% for bidding contracts.

The balances of the contracts are monetarily restated substantially by the IPCA rate, except for contracts 004/2004, 010/2005, 005/2005, 006/2005 and 034/2001, which are restated by the IGPM rate.

In July 2023, ANEEL (Agência Nacional de Energia Elétrica) published the “Homologation Resolution” No. 3.216, which established the RAPs for 2023-2024 cycle (in BRL/thousand):

In the third quarter, following ANEEL's announcement, the Company calculated the present value of the portions of the RAPs relating to the construction of the transmission projects, considering the remuneration rate of each concession contract, and compared it with the balance of the contractual asset. The difference between the recalculated present value and the book balance of the contractual asset, when it occurred, was recorded against the Company's results.

Eletrobras’s Companies	RAP Homologated
Chesf	5,301,210
CGT Eletrosul	1,826,724
Eletronorte	3,121,348
Furnas	7,325,387
Total	17,547,669

The balance on December 31, 2023 of the contractual asset of transmission, BRL 31,803,983 thousand corresponds to the right to the consideration originated by the non-depreciated infrastructure of the Basic Network of the Existing System (Rede Básica do Sistema Existente - RBSE), when the concessions were renewed in 2012, under the terms of Law No. 12,783/2013. The Company's estimated flow for receiving the RAPs relating to the RBSE is shown in the table below (in BRL/thousand):

Cycle	CGT Eletrosul	Chesf	Eletronorte	Furnas	Total
23-24	479,922	2,571,964	1,129,435	4,213,298	8,394,619
24-25	479,922	2,571,964	1,129,435	4,213,298	8,394,619
25-26	479,922	2,571,964	1,129,435	4,213,298	8,394,619
26-27	479,922	2,571,964	1,129,435	4,213,298	8,394,619
27-28	479,922	2,571,964	1,129,435	4,213,298	8,394,619
Total	2,399,610	12,859,820	5,647,175	21,066,490	41,973,095

In June 2022, SGT/ANEEL published the Technical Note No. 085/2022, which reviewed the requests for reconsideration filed in connection with the payment of the financial component and the re-profiling (reperfilamento) of the RBSE.

In April 2023, ANEEL issued the Technical Note No. 085/2023, which deals with the comments on the calculations presented as part of the payment of the RBSE financial component in Technical Note No. 085/2022-SGT/ANEEL, of June 2022.

The issuance of Technical Note 085/2023 does not constitute a decision by ANEEL and therefore has no practical effect, as it depends on the analysis by the Agency's collegiate board. The company continues to monitor and act on the issue so that the assumptions, methodologies and calculations considered so far remain in force.

Impairment

The Company estimates the recoverable value of its fixed and intangible assets based on value in use, which is measured based on the present value of the estimated future cash flow. The assumptions used consider Company´s Management best estimate of future trends in the electricity sector and are based on both external sources of information and historical data from the cash-generating units.

The main assumptions defined below were considered:

•                        Historical data and future prospects growth;

•                           Discount rate per year for the fiscal year that ended on December 31, 2023, after tax, specific to the segments tested: 5.81% and 6.53% for the generation segment without and with the SUDAM/SUDENE tax benefit, respectively (on December 31, 2022, 4.82% for non-renewed generation without the SUDAM/SUDENE benefit, 5.58% for non-renewed generation and 5.20% for renewed generation with the benefit), taking into account the weighted average cost of capital;

•                           The pre-tax discount rate per year for the corporate developments tested ranges between 6.96% and 13.56%;

•                           Revenues projected in accordance with the contracts, with no provision for extending the concession/authorization;

•                           Expenses segregated by cash-generating unit, projected based on the PDNG for 5 years and consistent with the plan for the remaining years, until the end of the concessions and without considering future renewals/extensions; and

•                           The Company has treated each of its projects as independent cash-generating units.

Below are the impairment positions for the fiscal year that ended on December 31, 2023 (in BRL/thousand):

12/31/2023

	Generation	Administration	Total
Fixed Assets	1,769,570	-	1,769,570
Intangible	7,078	70,431	77,509
	1,776,648	70,431	1,847,079

The movement of impairment in the UGC as follows:

Cash-generating Units	12/31/2022	Additions (reversions)	Casualties	Transfers	12/31/2023
UTE Candiota	1,043,193	(225)	-	(1,042,968)	-
UTE Santa Cruz	567,253	-	-	(567,253)	-
UTE Candiota Fase B	276,877	(396)	-	(276,481)	-
Eólica Casa nova I	234,733	31,522	-	-	266,255
UHE Batalha	78,651	(3,304)	-	-	75,347
UTE Mauá Bloco 4	49,372	-	-	-	49,372
UTE Aparecida Óleo	46,258	-	-	-	46,258
UTE Mauá Bloco 1	41,040	-	-
PCH Funil	39,098	(39,098)	-	-	-
Eólica Ventos de Angelim S.A.	31,914	-	(31,914)	-	-
PCH Pedra	12,445	9,402	-	-	21,847
Eólica Coxilha Negra	-	591,926	-	-	591,926
UHE Samuel	-	261,886	-	-	261,886
PCH João Borges	-	57,523	-	-	57,523
PCH Rio Chapéu	-	48,392	-	-	48,392
Eólica Coxilha Seca	-	47,358	-	-	47,358
Ibirapuitã	-	11,123	-	56,551	67,674
Others	199.918	(59,617)	(1,246)	62,715	201,770
	2,620,752	956,492	(33,160)	(1,767,436)	1,776,648

Cash Generating Units (UGC) that did not show an estimated loss due to irrecoverable assets (impairment)

The UGCs that were not impaired have a recoverable value higher than the book value of the fixed assets. In addition, the company carried out a sensitivity analysis by increasing the discount rate by 5% and 10% to assess the risk of impairment for each UGC. It is noteworthy that three UGCs were at the limit of not presenting impairment, and a positive variation of 5% in the discount rate would cause them to present a need for provisioning, these are (i) Eletronorte's Curuá-uma UHE, Chesf's Casa Nova II UHE; and (ii) Chesf's Complexo Pindaí I UEE. On the other hand, an increase in the discount rate generates a reduction in the onerousness of the contracts.

Nuclear Power Plant (UTN) – Angra 3

Following the corporate restructuring established by Law No. 14,182/22 (see note 1.2), the company stopped consolidating the amount of BRL 4,508,765 thousand relating to the impairment recorded at the Angra 3 plant.

The amount provisioned by the affiliate Eletronuclear is substantially due to the fact that the fee for the project has not yet been approved by the CNPE, and the reference rate approved in 2018 and updated for inflation is provisionally considered.

The BNDES, contracted by Eletronuclear also under Law No. 14,120, is carrying out the necessary studies to update the fee calculations that will be submitted to the CNPE.

The fee to be set takes into account the assumptions of CNPE Resolution No. 23, 10/20/2021, which establishes guidelines for setting the price of energy produced by Angra 3 Nuclear Thermoelectric Power Plant, including the assumption of a cost of equity of 8.88% per year, in real terms over the term of the contract for the sale of electricity produced by the plant, observing the principles of reasonableness and tax modesty (modicidade tarifária). The Angra 3 fee is expected to be set in the second semester of 2024.

The BNDES has also contracted the execution of studies and the preparation of the necessary documents to enable Eletronuclear to hold an international bidding process for the contract for the construction work that will complete the Angra 3 NPP (Phase 2). Among the studies contracted is the revision of the implementation schedule, which initially pointed to commercial start-up in 2027, later revised to July 2028, as approved by Eletronuclear's Board of Officers in January 2021.

However, currently, due to successive delays, the estimated date for commercial operation is the last trimester of 2030. In addition, part of these studies, which include, among other items, the project's budget and timetable, should be completed by July 2024, when Eletronuclear, following internal governance procedures and approval of the fee by the CNPE, will be able to proceed with the launch of the bidding process for contracting the EPC, currently scheduled for the first trimester of 2025.

Once the consortium that wins the international bid has been chosen, it is estimated that the contract will be signed in the second semester of 2025, with work starting in the first trimester of 2026. It should be noted that this information is a prediction, since the studies and modeling of the Angra 3 project, carried out by the BNDES, are currently being revised.

As for the progress of the Critical Line Acceleration Plan, Phase 1 of the project, contracted directly by Eletronuclear, it is partially paralyzed due to the non-renewal of the construction permit by the Angra dos Reis City Hall, resulting in an embargo on the project, as well as various problems in the quality of the execution of the services faced by the AGIS consortium, preventing the physical progress of the project.

b)       variations in revenue attributable to changes in prices, exchange rates, inflation, changes in volumes and the introduction of new products and services

The depreciation of the Brazilian Real against the US dollar and the fact that Eletrobras holds a portion of its receivables indexed to foreign currencies, mainly the US dollar, had a positive impact on the revenue resulting from exchange rate variations. In the fiscal year that ended on December 31, 2023, the Company recorded a loss of BRL 276,948 thousand compared to the result of BRL 446,852 thousand for the fiscal year that ended on December 31, 2022.

With regard to net monetary restatements, in the fiscal year that ended on December 31, 2023, the Company presented a loss of BRL 2,414,443 thousand, compared to a negative result of BRL 1,097,622 thousand in the fiscal year that ended on December 31, 2022.

c)       the impact of inflation, the variation in the prices of the main inputs and products, the exchange rate and the interest rate on Eletrobras' operating result and financial result, when relevant

Exchange Rate Variations

This risk arises from the possibility of the company's financial statements being impacted by fluctuations in exchange rates. The company is exposed to financial risks that cause volatility in its results and cash flow. The company's assets and liabilities are indexed to foreign currencies, especially the US dollar.

In April 2023, the Company entered into a derivative operation called a Cross Currency Swap in the notional amount of BRL 6,318,173 thousand, with the aim of protecting the bonds issued in relation to the exchange rate variation, assuming a liability position in Reais and the change in value of the liability linked to the variable interest rate curve in Reais (CDI).

The Company has a Financial Hedge Policy whose objective is to monitor and reduce exposure to market variables that affect the assets and liabilities of Eletrobras and its subsidiaries, reducing the effects of undesirable fluctuations in these variables on its financial statements.

This policy therefore aims to ensure that the company's results faithfully reflect its actual operating performance and that its projected cash flow is less volatile.

Considering the different ways of hedging the mismatches presented by the Company, the Policy lists a scale of priorities, prioritizing the structural solution and, only for the remaining cases, the adoption of operations with derivative financial instruments.

Price variation of the main inputs and products

Eletrobras' main inputs are energy purchased for resale and fuel for electricity production. Energy purchased for resale by Eletrobras amounted to BRL 3,117,655 thousand in the fiscal year ended December 31, 2022 in comparison to BRL 3,028,226 thousand in the fiscal year that ended on December 31, 2023, representing a decrease in expenses of 3% or BRL 89,429 thousand.

Fuel costs for energy production corresponded to BRL 2,042,126 thousand in the fiscal year that ended on December 31, 2023, compared to BRL 2,085,996 thousand in the fiscal year that ended on December 31, 2022, representing a decrease of 2.1% or BRL 43,870 thousand.

2.3.       Management should comment:

a)       changes in accounting practices that have resulted in significant effects on the information provided in the items 2.1 and 2.2

There were no significant changes in the Company's accounting practices in the fiscal year that ended on December 31, 2023.

b)       modified opinions and emphases in the auditor's report

The Company's Management informs that the independent auditors' report on the financial statements for the fiscal year that ended on December 31, 2023, had the following emphasis:

"Operating situation of indirect subsidiaries, affiliated companies and jointly controlled companies

As mentioned in Note 18.8 to the individual and consolidated financial statements, the indirect controlled companies Madeira Energia S.A. and Teles Pires Participações S.A., the associated company Lajeado Energia S.A. and the jointly controlled companies Norte Energia S.A., Chapecoense Geração S.A. and Vamcruz I Participações S.A. have an excess of liabilities over circulating assets as of December 31, 2023. The circumstances of the indirect subsidiaries, associates and joint ventures demonstrate the need to maintain financial support from third parties, the Company and/or other shareholders. Our opinion is not qualified due to this matter."

2.4.       The directors shall comment on the material effects that the following events have had or are expected to have on the issuer's financial statements and results

a)       introduction or selling of operating segment

There were no alterations on the operating segment in the fiscal year that ended in 2023.

b)       incorporation, acquisition or transfer of corporate participation

In September 2023, the Share Transfer and Other Covenants agreement was signed between the Company and Neoenergia S.A., and the necessary acts were carried out by the parties. Said agreement involved the transfer to Eletrobras of: (i) common shares representing 50.56% of the total and voting share capital of Teles Pires Participações S.A; (ii) common shares representing 0.9% of the total and voting share capital of Companhia Hidrelétrica Teles Pires; and (iii) payment of the amount of BRL 453,982 thousand. As part of the deal, Eletronorte transferred 49% of EAPSA (Dardanelos UHE) and remaining stakes in Neoenergia Afluente T, Neoenergia Coelba and Neoenergia Cosern.

In October 2023, Furnas began to consolidate 100% of the share capital of Baguari I Geração de Energia S.A. (Baguari I) and Baguari Energia S.A. (Baguari Energia), which together compose the Baguari Consortium.

In November 2023, Furnas completed the acquisition of 100% of the Retiro Baixo UHE Consortium.

In December 2023, Furnas completed the acquisition of the 51% stakes held by FIP Milão in SPE Vale do São Bartolomeu S.A. and Triângulo Mineiro Transmissora S.A.

c)       unusual events or operations

Advance payment – ENBpar

In April 2023, ENBPar paid off the outstanding balance related to the transfer of the Brazilian share in Itaipu Binacional, as provided for in the resolution of the Partnership and Investment Program Council - CPPI (Conselho do Programa de Parceria e Investimentos – CPPI) No. 221 of December 2021 and in the contract signed between the Company and ENBpar.

Voluntary Separation Plan (Plano de Demissão Voluntária - PDV 2023)

In 2023, the Company announced the Voluntary Separation Plan (PDV 2023) eligible for its employees. The relevant amount provided in the result for the year of 2023 was BRL 544,749 thousand, representing the adherence of 1,573 employees.

2.5.       If the issuer has disclosed, during the last fiscal year, or intends to disclose in this form non-accounting measurements, such as EBITDA (earnings before interest, taxes, depreciation and amortization) or EBIT (earnings before interest and income tax), the issuer must:

a) report the value of non-accounting measurements

Earnings before Interest, Taxes, Depreciation and Amortization (“EBITDA”)

EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) is a non-accounting measurement disclosed by the Company in accordance with CVM Resolution No. 156 of June 23, 2022 ("RCVM 156"). Under the terms of RCVM 156, EBITDA is calculated using net income for the period, plus income taxes, net financial expenses, financial income and depreciation, amortization and exhaustion. EBITDA is not a measure in accordance with Brazil's Generally Accepted Accounting Principles (Princípios Contábeis Geralmente Aceitos) ("BR GAAP") or the International Financial Reporting Standards ("IFRS") issued by the IASB and does not represent cash flow for the periods presented and should not be considered as a substitute for net income as an indicator of Eletrobras' operating performance or as a substitute for cash flow as an indicator of liquidity. EBITDA is an additional information to Eletrobras' financial statements and should not be used as a substitute for audited results. EBITDA does not have a standardized meaning and Eletrobras' definition of EBITDA may not be comparable to those used by other companies.

Adjusted EBITDA

Adjusted EBITDA is a non-accounting measurement of the potential for operating cash generation, and shows the company's ability to generate funds from its operating activities without taking into account depreciation/amortization, the financial results, taxes and non-recurring effects on income and expenses.

Gross Debt

Gross Debt is a non-accounting measurement prepared by the Company, and corresponds to the sum of the balances of current and non-current funding, loans and debentures. Gross Debt is not a measurement recognized in accordance with BR GAAP or IFRS accounting practices, does not have a standard meaning and may not be comparable to the Gross Debt prepared by other companies.

Net Debt

Net Debt is a non-accounting measurement prepared by the Company, and corresponds to the balance of Gross Debt, net of the balances of cash and cash equivalents, securities (current), funding and loans (current and non-current) and the balance of itaipu's financial assets. Net Debt is not a measurement recognized in accordance with BR GAAP or IFRS accounting practices, has no standard meaning and may not be comparable to Net Debt prepared by other companies.

Net Leverage

Net Leverage is a non-accounting measurement prepared by the Company, and corresponds to the division between Net Debt and Total Shareholders' Equity. Net Leverage is not a measurement recognized in accordance with BR GAAP or IFRS accounting practices, has no standard meaning and may not be comparable to the Net Leverage prepared by other companies.

b)       reconciling the amounts disclosed with the values in the audited financial statements

Net Debt / EBITDA

(in thousands of BRL)	Fiscal Year (12/31/2023)	Fiscal Year (12/31/2022)
EBITDA	17,019,826	11,397,859
Adjusted EBITDA	19,274,198	17,780,377
Net Debt	41,446,007	34,762,659
Net Debt/Adjusted EBITDA	2.15	1.96

Reconciliation of EBITDA

(in thousands of BRL)	Fiscal Year (12/31/2023)	Fiscal Year (12/31/2022)
Net Profit of the fiscal year	4,394.861	3,638,382
(+) Provision for Income Tax Social Contribution	2,998,498	695,613
(+) Financial Outcome	12,002,121	4,373,595
(+)Depreciation and Amortization	3,621,342	2,690,269
EBITDA	17,019,826	11,397,859

Reconciliation of Adjusted EBITDA

(in thousands of BRL)	Fiscal Year (12/31/2023)	Fiscal Year (12/31/2022)
EBITDA	17,019,826	11,397,859
Adjustment Result of a discontinued operation	332,014	(986,785)
Adjustment of Other Income and Expenses	(1,143,062)	(186,924)
Adjustment Regulatory remeasurements - Transmission Contracts	12,144	(365,178)
Adjustment of Provisions	1,425,561	6,181,043
Adjustment PMSO	1,654,704	1,753,277
Other Adjustments	(26,989)	(12,914)
Adjusted EBITDA	19,274,198	17,780,377

Net Leverage

(in thousands of BRL)	Fiscal Year (12/31/2023)	Fiscal Year (12/31/2022)
Net Debt (A)	41,446,007	34,762,699
Total Net Equity (B)	112,464,644	111,028,636
Net Leverage	36.85%	31.31%

c)       explain why it believes that such measurement is more appropriate for a correct understanding of its financial condition and the results of its operations

EBITDA

EBITDA is used as a performance measure by management, which is why Eletrobras believes it is important to include it in this item. Eletrobras' management believes that EBITDA is a practical measure which, alongside other indicators, helps to assess its operational performance and allows for comparison with other companies in the same sector, even though other companies may calculate it differently.

Eletrobras' management believes that EBITDA, measured from the amount given by adding to the net income for the period only taxes on profit, net financial expenses, financial income and depreciation, amortization and depletion, is a good approximation of the potential for gross generation of resources and, therefore, an important indicator of its operating performance.

Adjusted EBITDA

The adjusted EBITDA is a non-accounting measurement of the potential for operational cash generation, and demonstrates the capability of the company to generate funds from its operational activities without taking into account depreciation/amortization, the financial result, taxes and the unadjusted effects on income and expenses.

Gross Debt

Gross Debt is a non-accounting measurement prepared by the Company, and corresponds to the sum of the balances of current and non-current financing, loans and debentures. Gross Debt is not a measurement recognized in accordance with BR GAAP or IFRS accounting practices, does not have a standard meaning and may not be comparable to the Gross Debt prepared by other companies. The Company uses Gross Debt as a measure to monitor the fulfillment of its obligations contracted with net financial institutions.

Net Debt

Net Debt is a non-accounting measurement prepared by the Company, and corresponds to the balance of Gross Debt, net of the balances of cash and cash equivalents, securities (current), financing and loans (current and non-current) and the balance of Itaipu's financial assets. Net Debt is not a measurement recognized in accordance with BR GAAP or IFRS accounting practices, has no standard meaning and may not be comparable to Net Debt prepared by other companies.

The Company uses Net Debt to access the Company's financial position, its degree of financial leverage, in order to assist management decisions related to cash flow management, investments and capital structure, since it aims to measure the Company's payment capacity in relation to its indebtedness with third parties, without the influence of tax effects, for example.

Net Leverage

Net Leverage is a non-accounting measurement prepared by the Company, and corresponds to the division between Net Debt and the Total Shareholders’ Equity. Net Leverage is not a measurement recognized in accordance with BR GAAP or IFRS accounting practices, has no standard meaning and may not be comparable to the Net Leverage prepared by other companies.

The Company uses the financial leverage ratio to monitor the relationship between the growth of the Company's debt and the capital invested by the owners in the Company.

2.6.       events subsequent to the financial statements

2.6.1.       Identify and comment any event subsequent to the latest financial statements for the end of the fiscal year that substantially changes them

Sale of the Candiota thermoelectric complex

In January 2024, the Company completed the sale of the Candiota thermoelectric complex (350MW) to the Âmbar Energia S.A. group, in accordance with Explanatory Note 41 to the financial statements for the fiscal year ended December 31, 2023.

2.7.       The officers shall comment on the destination of the Company’s results, indicating:

2023
a. rules on retained earnings

Pursuant to Law No. 6,404 of December 15, 1976, as amended ("Brazilian Corporate Law"), Eletrobras' shareholders' meeting may decide, upon management's proposal, to retain part of the net profit to be used in Eletrobras' investments. According to Eletrobras' bylaws, of the net profit for the fiscal year: (i) 5% will be allocated, before any other allocation, to the legal reserve, up to the maximum limit provided for in the Brazilian Corporate Law, which is currently 20% of the capital stock; (ii) at least 25% of the balance of the net profit for the fiscal year, obtained after deducting the legal reserve referred to in the main section of this article, will be distributed as dividends to all of the Company's shareholders; and (iii) up to 75% of the adjusted net profit shall be allocated to the investment reserve, with the purpose of ensuring the maintenance and development of the activities that comprise the Company's corporate purpose, whose accumulated balance may not exceed 75% of the paid-in capital stock.

In addition, as provided for in article 196 of the Brazilian Corporation Law, the Company, by deliberation of the shareholders' meeting, may approve a proposal by its management, retain a portion of the net profit for the fiscal year provided for in a capital budget previously approved by it.

a.i. amounts of profit retention

In the fiscal year ended December 31, 2023, the company recorded net profit of BRL 4,550 million. Eletrobras' Ordinary Shareholders' Meeting to be held on April 26, 2024, will deliberate on the proposal to allocate the profit for the fiscal year ended December 31, 2023.

In accordance with the Brazilian Corporate Law, 5% of the net profit for the fiscal year, corresponding to BRL 227 million, must be destined for the legal reserve.

In accordance with article 50, II, of the Company's current Bylaws, up to 75% of the net profit for the fiscal year may be allocated to the statutory investment reserve. Therefore, the management proposed that the amount of BRL 3,026 million, corresponding to 66.5% of the net profit for the fiscal year, be destined for the statutory investment reserve.

Finally, a proposal was submitted to retain profits under the terms of article 196 of the Brazilian Corporation Law, so that the accumulated profit equivalent to BRL 373 million would be retained.

a.ii. percentages in relation to total reported profits	For the fiscal year ended December 31, 2023, the proposal (i) for the retention of profit for the legal reserve and the statutory investment reserve, summed together, make up the percentage of 71.5% of the net profit for the fiscal year; (ii) the proposal for the retention of profit under the terms of article 196 of the Brazilian Corporation Law makes up the percentage of 100% of the accumulated profit.

b. dividends distribution rules

The bylaws guarantee its shareholders the right to dividends and/or interest on own capital stock of no less than twenty-five percent (25%) of adjusted net profit each fiscal year, in accordance with the Brazilian Corporate Law and subsequent amendments, subject to the dividend distribution policy. In accordance with the Brazilian Corporate Law, dividends can only be distributed after deduction, before any participation, of accumulated losses and the provision for Income Tax. The Brazilian Corporate Law authorizes the Company to pay dividends from the net profit for the fiscal year, from retained earnings or from the profit reserve (excluding the legal reserve).

Eletrobras' bylaws do not provide that the special class preferred share (golden share) will have priority in the distribution of dividends, but they do provide that the class "A" and "B" preferred shares will have priority in the distribution of dividends, under the following terms:

(i) Class "A" preferred shares, which are subscribed up to June 23, 1969, and those arising from bonuses attributed to them, will have priority in the distribution of dividends, which will be levied at the rate of eight percent per year on the capital stock belonging to this specie and class of shares, to be apportioned equally among them; and (ii) the class "B" preferred shares, which are subscribed as from June 23, 1969, will have priority in the distribution of dividends, which will be levied at the rate of six percent per year on the capital stock belonging to this specie and class of shares, such dividends to be apportioned equally among them.

Eletrobras' class "A" and "B" preferred shares will participate, on equal terms, with the common shares and the special class preferred share in the distribution of dividends, after they have been guaranteed the lowest of the minimum dividends described in items (i) and (ii) above, guaranteeing each of Eletrobras' class "A" and "B" preferred shares the right to receive dividends, for each share, at least 10% higher than those attributed to each common share. The minimum priority dividend for preferred shares must be distributed whenever net profit is verified.

c. periodicity of dividends distribution	The Board of Directors, at the proposal of the Executive Board, despite not having done so in the fiscal year ended December 31, 2023, may determine the drawing up of balance sheets in periods shorter than the annual period and declare dividends or interest on own capital stock to the account of the profit calculated in these statements, as well as declare them to the account of accumulated profits or profit reserves existing in the last annual or interim statement.

d. eventual restrictions on the distribution of dividends imposed by special legislation or regulations applicable to the issuer, as well as contracts, judicial, administrative or arbitration decisions

Under the terms of the Brazilian Corporate Law, five percent (5%) of Eletrobras' net profit shall be applied, before any other destination, to set up a legal reserve, which may not exceed twenty percent (20%) of the capital stock.

In accordance with its bylaws, Eletrobras must distribute, in each fiscal year, dividends of no less than twenty-five percent (25%) of the adjusted net profit under the terms of the Brazilian Corporate Law.

The net profit may be capitalized, used to compensate for losses or retained, as provided for in the Brazilian Corporate Law, and may not be made available for the payment of dividends. Eletrobras may not pay dividends to its shareholders in a given fiscal year if its managers state, and the shareholders' meeting so approves, that such payment is inadvisable in view of Eletrobras' financial situation, or, furthermore, if the amount of the mandatory dividend, calculated under the terms of the Company's bylaws, exceeds the realized portion of the net profit for the fiscal year. In addition, the shareholders' meeting may, upon management's proposal, allocate the excess to the constitution of an investment reserve or retention under the terms of the capital budget approved under the terms of article 196 of the Brazilian Corporation Law.

e. if the issuer has a formally approved profit allocation policy, inform the body responsible for approval, the date of approval and, if the issuer publishes the policy, the location on the worldwide web where the document can be consulted	Eletrobras has a dividend distribution policy formally approved by the Company's board of directors, which is available for consultation on Eletrobras' investor relations website (https://ri.eletrobras.com/) and on the website of the Brazilian Securities and Exchange Commission (https://www.gov.br/cvm/pt-br).

2.8.       The officers must describe the relevant items not evidenced in the issuer’s financial statements, indicating:

a)       the assets and liabilities held by the Company, directly or indirectly, that are not shown on its balance sheet (off-balance sheet items), such as: i) portfolios of receivables written off over which the entity has neither retained nor substantially transferred the risks and benefits of ownership of the transferred asset, indicating the respective liabilities; ii) contracts for the future purchase and sale of products or services; iii) uncompleted construction contracts; and iv) contracts for future receipt of financing.

All of the assets and liabilities held by Eletrobras are recorded on the balance sheet. Eletrobras does not maintain any operations, contracts, obligations or other types of commitments in companies whose financial statements are not consolidated with its own, or other operations capable of generating a material effect, present or future, on its results or on its equity or financial condition, incomes or expenses, liquidity, investments, cash or any other items not recorded in its financial statements. Therefore, there are no assets or liabilities held by Eletrobras that are not shown on the balance sheet or disclosed in the notes to the financial statements, as is the case of the lawsuits with possible risk classification.

b)       other items not evidenced in the financial statements

There are no other relevant items not evidenced in Eletrobras' consolidated financial statements for the fiscal year ended December 31, 2023.

2.9.       In relation to each of the items not evidenced in the financial statements indicated in item 2.8, the directors should comment:

a)       how such items change or may change revenues, expenses, operating income, financial expenses or other items of the issuer's financial statements

Not applicable, since there are no other relevant items not evidenced in Eletrobras' consolidated financial statements for the fiscal year ended December 31, 2023.

b)       Nature and purpose of the transaction

Not applicable, since there are no other relevant items not evidenced in Eletrobras' consolidated financial statements for the fiscal year ended December 31, 2023.

c)       nature and amount of the obligations assumed and rights generated in favor of the issuer as a result of the transaction

Not applicable, since there are no other relevant items not evidenced in Eletrobras' consolidated financial statements for the fiscal year ended December 31, 2023.

2.10.       The officers must indicate and comment on the main elements of the issuer's business plan, specifically exploring the following topics:

a)       investments, including

i.       quantitative and qualitative description of ongoing and planned investments

The total investments made by Eletrobras in the period ended December 31, 2023, was BRL 9.0 billion, which corresponds to an increase of 60% compared to the same period last year. Of this total, BRL 6.8 billion corresponds to corporate spending and BRL 2.2 billion to partnerships, with an emphasis on: (i) the Coxilha Negra generation project, with BRL 933 million; (ii) investments in transmission Expansion and Reinforcements and Improvements, with BRL 2.6 billion; and (iii) M&A operations, with a value of BRL 2.0 billion.

The resources were distributed in the following segments: BRL 2.7 billion in Generation, BRL 3.5 billion in Transmission and BRL 552 million in others.

BRL Millions	Budgeted until 12/31/2023	Realized until 12/31/2023
Generation	4,596	4,332
Corporate Implementation
Corporate Expansion	1,277	1,183
Maintenance	1,659	1,545
SPEs	1,660	1,604
Transmission	3,720	4,134
Corporate Implementation	282	214
Expansion, Reinforcements and Improvements	2,418	2,459
Maintenance	991	855
SPEs	30	606
Others	791	552
Total	9,107	9,018

GENERATION: BRL 4,332 MILLION OF INVESTMENTS PERFORMED

Details of investment in maintenance below:

•                           BRL 675 million invested by Chesf, of which BRL 117 million in Paulo Afonso IV and BRL 91 million in Sobradinho;

•                           BRL 526 million from Eletronorte, of which BRL 134 million was for renovating generators and the elevator transformer at the Tucuruí plant and BRL 169 million for modernizing the subsidiary's thermal plants; and

•                           BRL 459 million from Furnas, of which BRL 184 million for the implementation of the combined cycle at the Santa Cruz Thermal Power Plant and BRL 77 million for the modernization of the UHE Porto Colômbia.

Detail of investment in expansion:

•                           BRL 963 million from CGT Eletrosul, of which BRL 933 million refers to the “Parque Eólico Coxilha Negra”.

With regard to SPEs, investments in the acquisition of the UHE Baguari, the UHE Teles Pires and Retiro Baixo stand out.

TRANSMISSION: BRL 4,134 MILLION OF PERFORMED INVESTMENTS

In the Transmission segment, investments in expansion, reinforcements and improvements corresponded to 72% of Corporate investment, of which:

OTHERS

In the Environmental segment, BRL 209 million was invested, with the highlights being BRL 72 million from Furnas for the Degraded Areas Recovery plan.

i.       investments financing sources

The investments are made using its own resources and financing.

ii.       relevant divestments in progress and planned divestments

In accordance with the guidelines of its strategic planning, in recent years Eletrobras has sought to rationalize its portfolio of corporate equity. Among the operations already carried out, seven took place in 2023. As a result, Eletrobras ended 2023 with a total of 74 SPEs, which means a reduction of 104 SPEs compared to December 2016.

a)       provided it has already been disclosed, indicate the acquisition of plants, equipment, patents or other assets that should materially influence the issuer's production capacity

As disclosed in the Company's Management Report:

Plants:

Certification of the first green hydrogen plant, with Eletrobras positioning itself at the forefront of the global energy transition.

Certification of the UHE Itumbiara by the CCEE for the production of green hydrogen. Eletrobras emerges as a leader in the production of green hydrogen in Brazil, positioning itself at the forefront of the global energy transition from the use of fossil fuels to renewables.

Considered the future fuel, green hydrogen is emerging on the planet as today's main energy bet, as it is considered a clean energy and has zero carbon emissions. Eletrobras has already produced the first tons of green hydrogen in the country, demonstrating its potential to contribute significantly to Brazil's environmental commitments.

Facing the challenge of needing constant renewable energy for the production of green hydrogen, Eletrobras has the resources and infrastructure, including vast renewable energy generation capacity and an interconnected national electricity system, that position it as a strategic partner for future decarbonization projects.

Acquisition of other assets:

Highlight for the conclusion of important transactions such as the acquisition of Retiro Baixo Energética and the consolidation of 100% of Teles Pires and the UHE Baguari.

It is worth noting that in 2023 there will be an increase in installed capacity of 2. 095 MW, of which 150 MW refers to the closure of the combined cycle at UTE Santa Cruz, 977 MW refers to Furnas increasing its shareholding in SPE Santo Antônio, 928 MW refers to Furnas increasing its shareholding in the UHE Teles Pires, 43 MW refers to Furnas consolidating its 100% shareholding in the UHE Retiro Baixo, 119 MW relating to the consolidation of a 100% stake in UHE Baguari, 6 MW relating to the consolidation of a 100% stake in EOL Ibirapuitã (“Complexo Eólico Livramento”) and a reduction of 128 MW relating to the transfer of a 49% stake in UHE Dardanelos, in the share swap operation between Eletronorte and Neoenergia.

With regard to SPEs, investments were made in the acquisition of UHE Baguari, UHE Teles Pires and UHE Retiro Baixo.

b)       new products and services, indicating: i. description of ongoing research already disclosed ii. total amounts spent by the issuer on research for the development of new products or services iii. projects under development already disclosed iv. total amounts spent by the issuer on the development of new products or services

In 2023, around 40 projects were under development within the scope of R&D+I, with resources invested in the order of BRL 80 million.

The developments can be distributed across topics of interest to Eletrobras and the electricity sector, such as:

Energy storage: Using energy storage using batteries and photovoltaic systems in the auxiliary service of 230/500 kV substations to replace diesel generators and as a backup for external sources coming from concessionaires, reducing emissions of polluting gases, attenuating noises and mitigating risks of interruptions, including the development of software to analyze the data coming from the use of the plant and thus be able to control the entire dispatch of the plant autonomously, is the objective of a project under development at the Messias Substation. Also under development is the implementation of the Hybrid Plant, in Casa Nova, on the banks of the UHE Sobradinho reservoir, with an intelligent system for operating and dispatching energy from the integration of a wind turbine, solar plant and battery storage, including the development of software to analyze data from the use of the plant, often captured using various sensors, and thus be able to control the entire dispatch of the plant autonomously.

Modernization of operations: among the projects carried out, it is worth highlighting the Digitization and Modernization of the UHE Tucuruí Generating Unit Cooling System - Intelligent Cooling System (Siri), the fundamental point of which is the automation of the UHE cooling system by means of a new sensor network, the creation of a supervisory system and a database for the application of computer intelligence, aiding management and decision-making. In addition, the filtration and cooling water quality treatment systems will also be improved.

Energy commercialization: the subject has been demanding development, especially with the opening up of the market, therefore looking to forecast short-term prices using Machine Learning and a combination of techniques and specific application in the energy market in Brazil. Seeking assertiveness of over 64% and daily use as decision support for energy commercialization for all of Eletrobras, through the competitive evaluation of more than 20 independent models that consult more than 25 external data sources and result in 3 different future points.

Asset monitoring and management: this is a very important issue and requires efforts in the various types of assets distributed throughout the Company's generation and transmission facilities. Developments are currently in progress for high-voltage circuit breakers, foreseeing a pilot system integrated with hardware and software, capable of anticipating possible failures in high-voltage SF6 gas circuit breakers, using computer intelligence, and integration with Eletrobras' operating network at SE Tijuco Preto. In tests at this substation, there is also the implementation of an electronic device for online monitoring of current transformers (CTs) using intelligent predictive techniques, with the aim of continuously monitoring degradation online and anticipating abnormalities that could lead to failures and/or explosions. The project for hydroelectric plants was completed, which developed and implemented an online monitoring system with integrated prognosis and diagnosis of the main generation function equipment at the UHE Tucurui, based on continuous assessment of the characteristic parameters of each piece of equipment. Developments were made available in the company's proprietary system, which has analytical capacity and provides information to the business analyst for more assertive diagnosis and prognosis, with machine learning support for partial discharges.

As for the development aimed at Hydrogen, the technical barrier to be overcome is obtaining a system that allows optimum monitoring of the maintenance and operation of the low carbon plant via water electrolysis installed at the UHE Itumbiara, in order to maximize productivity and efficiency, while keeping costs low and keeping maintainers up to date on operating conditions.

In addition to all the development reported to the Company, it has filed nine patent applications and obtained the granting of three patents with the National Institute of Intellectual Property (INPI): "Device for retaining gases and water from the exhaust of internal combustion engines for ballast in aerostats", "Method and mobile apparatus for coupling and decoupling the spring box of circuit breakers" and "Helical insulator for optical fiber applied to high voltage levels". Eletrobras has 112 patent applications, 32 granted patents, 56 software registrations and 31 trademark registrations.

Also noteworthy are the investments made in the Electric Energy Research Center - CEPEL, the largest electric energy research center in Latin America. The Eletrobras group as the founder and main maintainer of CEPEL, annually invests resources that are reverted into projects and solutions for the company and the electricity sector. In 2023, R$218.9 million was invested in asset management projects, energy optimization, new generation systems, storage, grid resilience, among others. The investments made by the Eletrobras System represented approximately 71% of CEPEL's total inflow of funds - the difference came from the contributions of other members, the sale of technological products and services and projects with partners.

The institution's mission is to contribute to the permanent improvement and adaptation of the electricity service, achieving new standards of quality and economy through research, development, innovation, promotion and transfer of technology, highly complex technological services, becoming a center of excellence in the Brazilian Electricity Sector.

In 2023, various projects and solutions were developed for Eletrobras companies, as well as licensing programs and performing technical and scientific assistance, tests and technological services. The following table details the distribution of resources invested by area of activity.

CEPEL’s areas of activity	Distribution of resources
Invested by the Eletrobras System
Electro-energy systems	25%
Electrical equipment and intelligent systems	6%
Automation, supervision and control systems	21%
Energy transition, environment and sustainability	15%
Asset management technologies	23%
Energy efficiency and certification	4%

Materials and mechatronics	7%
Total	101%

As part of the continuous improvement of the solutions it offers its founders, other members, clients and partners, CEPEL made several changes to the programs and software it develops in the past year, updating functions, routines and systems, as well as constantly striving to develop graphical interfaces that make these tools easier to use.

It is worth highlighting the technical expertise services for investigating the root cause of equipment failures, as well as tests on materials and components used in transmission, generation and distribution systems throughout the country. In these activities, solutions developed and validated in CEPEL's laboratories are also used to measure voltage transients and investigate equipment failures in the field. These are activities that require the multidisciplinary expertise that the Center has at its disposal, whether through the knowledge of its qualified technical staff or its diversified laboratory infrastructure.

c)       opportunities included in the issuer’s business plan related to ESG matters

Eletrobras' business strategy was developed based on the following vision: to be a market benchmark in ESG practices and consolidate its position as a "Green Major": Eletrobras as a global leader in creating value with infrastructure and renewable, low-emission solutions. These are the premises that determine the company's management guidelines, which cut across its entire strategy and other Company processes, as well as including its way of doing business.

An appropriate socio-environmental management is essential for the continuity of Eletrobras' operations and value generation model, since Eletrobras' business depends directly on natural resources and involves impacts and relationships with various communities in the country, including indigenous peoples and traditional communities. For this reason, the Company operates proactively to reconcile its activities with the preservation of the environment and respect for people at all stages of its business and transactions, always respecting the highest ethical standards and in compliance with the relevant legal and regulatory frameworks, as well as with the acts to which Brazil and the companies are signatories.

In order to promote the proper management of ESG issues, in line with their business strategy, Eletrobras Companies have policies that deal with topics such as compliance, risk management, social responsibility, the environment, among others. Specifically, the Sustainability Policy establishes guidelines for actions aimed at the sustainability of the business, contributing to sustainable development. This policy is in the process of being revised, which included extensive consultation with stakeholders in October 2023.

The Company's strategic pieces include proposals to capture opportunities that are appropriate to the current context and to Eletrobras' competitive differentials, focusing on Eletrobras' future aspiration to be a Green Major. To this end, guidelines have been created to guide the short, medium and long-term vision, including the "ESG Reference Guideline". In 2023, Eletrobras committed to zeroing its net greenhouse gas emissions from all scopes by 2030, with the intention of submitting its NetZero objective for analysis by the SBTI (Science Based Targets Initiative) in 2024. As it had announced, Eletrobras began divesting from thermoelectric plants, such as Candiota in Rio Grande do Sul, the sale of which was completed in January 2024.

Eletrobras remains committed to the 2030 Agenda, through nine prioritized SDGs (Objetivos de Desenvolvimento Sustentável - ODS), the results of which are published in the SDG Notebook.

2.11. C omment on other factors that have had a significant influence on performance that have not been identified or commented on in the other items in this section

Corporate advertising

Like large corporations that have gone through the process of capitalization process, Eletrobras focused its institutional advertising activities in 2023 on communicating the company's repositioning in the market. A Eletrobrasility campaign, launched in May, aimed to show that the energy generated and transmitted by Eletrobras is present in the daily lives of all Brazilians, reinforcing day-to-day life of all Brazilians, reinforcing the idea that the company, in its new phase, preserves its Brazilian essence and its work on behalf of the population. Released on free-to-air, closed and connected TV, the internet, the cinema, airports and street furniture, the campaign ran until August, with a budget of BRL 47 million.

Sponsorship

In order to reinforce its identification with attributes related to innovation and sustainability, the highlights of the company's sponsored actions in 2023 were the "Rio de Janeiro Lights Festival" and "Rio Innovation Week" projects, as well as consolidating its partnership with the UN Global Compact Brazil Network of the UN Global Compact through its presence at the "SDGs in Brazil", held in New York and considered one of the biggest sustainability events in the world. In the sports segment, the Eletrobras Companies Sports Program of Eletrobras Companies was launched, ensuring the transparent and meritocratic selection of 35 projects with a direct impact on the company's communities of in 25 Brazilian states, totaling an investment of BRL 16 million, to be disbursed in million, to be disbursed in 2024.

Social Responsibility

The projects selected by the public notices published in 2023 are being carried out by Eletrobras. New calls for sponsorship, donations and socio-environmental projects are expected to be launched in 2024.

Social Projects

The social and socio-environmental projects selected in Eletrobras calls for proposals carried out in previous years continued, as well as emergency donations and other projects, totaling BRL 2,158 thousand.

The Volunteer Program began to be restructured, including a workshop aimed at better adapting to the reality and integrating companies to transform the existing programs into a single program for the group with strategic guidelines.

It is worth highlighting the Mentoring with Energy action, carried out in partnership with the Young Apprentice Program and with external partner Instituto FESA CROMA. The virtual action contributes to the personal and professional growth of mentors and mentees, providing an exchange of regional cultures given the participation of employees from different regions of the country in territories where Eletrobras companies are located. In 2023, the action won the Conexões que Inspiram award, promoted by the Minas Gerais Volunteer Committee.

Eletrobras impacts in some way and relates to 24 ethnic groups in 45 indigenous lands throughout Brazil, and supports the implementation of various compensation and ethnodevelopment programs, with a total investment in 2023 of BRL 31,218 thousand

SCHEDULE B

Information required by Schedule A of CVM Resolution 81 (Allocation of the Company's Net Income)

1.      Inform the net income for the year

The net income ascertained by the Company for the fiscal year ended as of December 31, 2023, was BRL 4,550 million.

2.      Inform the total amount and the value per share of dividends, including pre-paid dividends and interest on equity already declared

In the course of the fiscal year ended on December 31, 2023 no dividends or interest on equity were declared in advance. Therefore, if the Management Proposal is approved, the distribution of dividends for the fiscal year that ended on December 31, 2023 will be as follows:

Type and Class	BRL[1]	Per share
Preferred Class “A”	346,525.49	2.43075137906
Preferred Class “B”	497,885,201.48	1.82306353429
Preferred Special Class (golden share)	0.40	0.40383021786
Common	798,453,749.64	0.40383021786
Total	1,296,685,477.01
[1]The unit values of dividends per share disregard treasury shares on March 14, 2024. The Company has a Share Repurchase Program in effect, according to the terms of the material fact disclosed on January 3, 2023. As a result, until the Eletrobras Ordinary and Extraordinary Shareholders' Meeting ("OEGM") is held, the unit value of dividends may be amended.

3.      Inform the percentage of net income for the distributed year

(BRL thousands¹)
Net Income in the Fiscal Year	4,549,774
Legal Reserve	(227,489)
Adjusted Net Income	4,322,285
Total Dividend to be Distributed	1,296,685
Percentage of Net Income for the Year Distributed	28.50%
Percentage of Adjusted Net Income for the Year Distributed	30%
[1]Except any percentage

4.      Inform the total amount and the value per share of dividends distributed based on profits from previous years

Not applicable. The distribution of dividends as proposed herein, regarding the fiscal year the ended on December 31, 2023, is not based on profits from previous fiscal years.

5.      Inform, after deducting the pre-paid dividends and interest on equity already declared:

a.      the gross amount of dividends and interest on equity, segregated per share of each type and class

In the course of the fiscal year that ended on December 31, 2023, no dividends or interest on equity capital were declared in advance. Therefore, the gross amount of the dividend to be declared, if the Management Proposal is approved, will occur as follows:

Type and Class	BRL	Per share
Preferred Class “A”	346,525.49	2.43075137906
Preferred Class “B”	497,885,201.48	1.82306353429
Preferred Special Class (golden share)	0.40	0.40383021786
Common	798,453,749.64	0.40383021786
Total	1,296,685,477.01
[1]The unit values of dividends per share disregard treasury shares on March 14, 2024. The Company has a Share Repurchase Program in effect, according to the terms of the material fact disclosed on January 3, 2023. As a result, until the Eletrobras Ordinary and Extraordinary Shareholders' Meeting ("OEGM") is held, the unit value of dividends may be amended.

b.      the form and term of payment of dividends and interest on equity

The dividend payment, if approved, will be made in cash, deposited in the shareholders' current account, as informed by each shareholder to Itaú Corretora de Valores S.A., which is responsible for the bookkeeping of the shares issued by the Company.

For shareholders whose shares are held in custody at B3 S.A. - Brasil, Bolsa, Balcão ("B3"), payment will be made directly to B3, through its Central Depository, which will be responsible for forwarding the amounts on to shareholders through the custody agents.

If approved, the dividends will be paid within a period of up to 60 days from the date of any approval, to be to be duly disclosed, in compliance with the provisions of article 205, paragraph 3 of the Brazilian Corporate Law.

c.      potential incidence of updating and interest on dividends and interest on equity capital

Dividends will not be monetarily adjusted (atualizados monetariamente) or compensated between the date of statement date and the date of the actual payment.

d.      the date of the declaration of payment of dividends and interest on equity considered for identification of the shareholders who will be entitled to their receipt.

The dividends to be declared at the OEGM, if approved, will be paid to those shareholders that hold common and preferred class "A", "B" and special shares issued by the Company on the date of the OEGM that will deliberate on them.

Thus, if the OEGM is held on the first call (on April 26, 2024), the common shares and preferred shares of classes "A", "B" and special issued by the Company will be traded without the right to dividends (ex-dividends) as of April 29, 2024.

6.      In the event that there has been a declaration of dividends or interest on equity based on profits calculated in semiannual balance sheets or in shorter periods

a.      to inform the amount of dividends or interest on equity already declared

No dividends or interest on equity were declared based on profits calculated in half-yearly balance sheets or in shorter periods.

b.      to inform the date of the respective payments

Not applicable.

7.      Provide a comparative table indicating the following values per share of each type and class:

a.      net income from the fiscal year and from the three (3) previous fiscal years

	2023	2022	2021	2020
Net Income (BRL thousand)	4,549,774	3,635,377	5,646,141	6,338,688
Income per common share (BRL)	1.98	1.83	3.54	4.06
Income per preferred share A (BRL)	2.18	2.00	3.89	4.47
Income per preferred share B (BRL)	2.18	2.00	3.89	4.47

b.       dividends and interest on equity distributed in the previous three (3) fiscal years per share of each type and class

Dividends (BRL thousand, except for the special class preferred share (golden share))	Fiscal year ended as of December 31
	2022	2021	2020
Dividends distributed	863,402	1,340,958	1,507,139
Common Share	444,975	922,531	1,216,367
Class "A" preferred share	293	293	153
Class "B" preferred share	418,135	418,135	290,619
Special class preferred share (golden share)	0.22	-	-
Interest on equity distributed	-	-	-

Dividend per share (BRL)	Fiscal year ended as of December 31,
	2022	2021	2020
Common Share	0.22092893755	0.71578248571	0.943766775364
Class "A" preferred share	2.05245833093	1.99153557854	1.03814345290
Class "B" preferred share	1.49365168200	1.49365168208	1.03814345290
Special class preferred share (golden share)	0.22092893755	-	-

During the periods mentioned above, no interest on equity was distributed.

Until June 2021, the dividends paid by the Company were monetarily adjusted (atualizados monetariamente) or there was remuneration between the date of statement and the date of actual payment, given that Eletrobras was subject to Decree No. 2,673, of June 16, 1998. Since then, due to the privatization, these rules are no longer applicable to the Company.

8.      If there is a profit allocation to the legal reserve

a.      identify the amount allocated to the legal reserve

The amount proposed for allocation to the legal reserve for the fiscal year that ended on December 31, 2023, is BRL 227 million, corresponding to 5% of the Company's net profit for the year.

b.      detail how the legal reserve is calculated

Fiscal year that ended on December 31, 2023 (BRL thousand)
Net Income of the Fiscal Year	4,549,774
(-) Legal Reserve (5%)	227,489
Net income of the year adjusted by the constitution of the Legal Reserve	4,322,285

Pursuant to the Brazilian Corporate Law, 5% of the fiscal year shall be applied before any other allocation, in the constitution of the legal reserve, which shall not exceed 20% of the capital stock. In the fiscal year in which the balance of the legal reserve plus the amount of capital reserves, as dealt with in article 182, first paragraph of the Brazilian Corporate Law, exceeds 30% of the capital stock, it shall not be mandatory to allocate part of the net income for the fiscal year to the legal reserve.

9.      If the company has preferred shares entitled to fixed or minimum dividends

a.      describe how the fixed or minimum dividends are calculated

As provided in the Company's Bylaws, the shareholders are entitled to receive a mandatory dividend of twenty-five percent (25%) of the net income for the year, adjusted under the terms of the Brazilian Corporate Law ("Minimum Dividend").

The Minimum Dividend will be distributed among the Company's shareholders in accordance with the following conditions:accordance with the following conditions:

(i)            the holders of class "A" preferred shares will have priority in the distribution of dividends, which will be levied at the rate of 8% per year on the capital belonging to this type and class of shares, to be apportioned equally among them;

(ii)           the holders of class "B" preferred shares will have priority in the distribution of dividends, at the rate of 6% per year, on the capital belonging to this type and class of shares, such dividends to be apportioned equally among them;

(iii)         holders of class “A” and class “B” preferred shares will also be assured participation, on equal conditions with the common shares and with the special class preferred share, in the distribution of dividends, after the latter have been assured the lowest minimum dividends provided for in items (i) and (ii) above, subject to the provisions of item (iv) below; and

(iv)         holders of class "A" and class "B" preferred shares will also be assured the right to receive a dividend, for each share, at least 10% higher than that attributed to each common share.

b.      inform if the fiscal year's profit is sufficient for the full payment of fixed or minimum dividends

The net income for the year is sufficient for the full payment of dividends. In the fiscal year that ended on December 31, 2023, a net income of BRL 4,550 million was calculated which, after the deduction for the legal reserve (BRL 227 million), totaled an adjusted net income of BRL 4,322 million.

In view of the legal and statutory provisions on mandatory dividends, the portion corresponding to 25% of the adjusted net income for the fiscal year that ended on December 31, 2023, corresponding to BRL 1,081 million, will be distributed to the company's shareholders as mandatory dividends. In addition, management proposes the distribution of an additional 5% of net income as an additional dividend, corresponding to BRL 216 million. As a result, the total distribution of dividends proposed corresponds to 30% of the adjusted net profit for the year ending December 31, 2023, totaling BRL 1,297 million, including the portion to be attributed to holders of class "A", class "B" and special class preferred shares (golden share).

c.	identify whether any unpaid portion is cumulative

Not applicable, since the Company's Bylaws do not provide for cumulative dividends.

d.      identify the global amount of fixed or minimum dividends to be paid to each class of preferred shares

Calculation of the total of dividends
Class	BRL
Preferred Class “A”	346.525,49
Preferred Class “B”	497.885.201,48
Special class preferred share (golden share)[1]	N/A
[1]The special class preferred share (golden share) does not have fixed or minimum dividends set in the Bylaws and is remunerated as a common share.

e.      identify the fixed or minimum dividends to be paid per preferred share of each class

Calculation of dividends per share
Class	BRL/share
Preferred Class “A”	2,43075137906
Preferred Class “B”	1,82306353429
Special class preferred share (golden share)[1]	N/A
[1]The special class preferred share (golden share) does not have fixed or minimum dividends set in the Bylaws and is remunerated as a common share.

10.   In relation the mandatory dividend

a.      describe the method of calculation established in the bylaws

Pursuant to article 50, item I, of the Company's Bylaws: "After the legal reserve is established, the allocation of the remaining portion of the net income ascertained at the end of each fiscal year shall be, at the proposal of the Management, submitted to resolution at the Shareholders' Meeting, observing the following allocation: [...] at least 25% (twenty-five percent) of the balance of the net income for the year, obtained after the deduction of the legal reserve referred to in the main section of this article. Moreover, it is observed the detailed in the answer to item 9, sub-item "a", above.

b.      inform whether it is being paid in full

Yes. In the fiscal year ended on December 31, 2023, a net income of BRL 4,550 million was calculated which, after the deduction for the legal reserve (BRL 227 million), totaled an adjusted net income of BRL 4,322 million.

c.      inform any amount withheld

Not applicable.

11.   If a mandatory dividend is withheld due to the company's financial situation

a. inform the withholding amount

b. describe, in detail, the company's financial situation, including aspects related to liquidity analysis, working capital and positive cash flows

c. justify the withholding of dividends

Not applicable.

12.   If there is an allocation of earnings to the contingency reserve

a. identify the amount allocated to the reserve

b. identify the loss considered probable and its cause

c. explain why the loss was considered likely

d. justify the establishing of the reserve

Not applicable.

13.   In case of net income allocation to unrealized earnings reserve

a. inform the amount allocated to the profit reserve to be realized

b. inform the nature of the unrealized earnings that gave rise to the reserve

Not applicable.

14.   If there is an allocation of earnings to statutory reserves

a.      describe the clauses from the Bylaws that establish the reserve

Pursuant to article 50, item II, of the Company's Bylaws: "After constituting the legal reserve, the allocation of the remaining portion of the net income calculated at the end of each fiscal year shall be, by proposal of the Management, submitted to the General Assembly for deliberation, observing the following allocation: [...] up to 75% (seventy-five percent) of the net income balance for the year shall be allocated to the reserve for investments, with the purpose of ensuring the maintenance and development of the activities that comprise the Company's corporate purpose, whose accumulated balance may not exceed 75% (seventy-five percent) of the paid-in capital stock.”

b.      identify the amount destined to reserve

Considering the regulation described in item 'a' above, the Board of Directors proposes that the amount of BRL 3,026 million, equivalent to 66.50% of the net profit for the year, be allocated to the Statutory Investment Reserve.

c.      describe how the amount was calculated

The amount of BRL 3,026 million allocated to the Statutory Investment Reserve corresponds to 66.50% of the net income for the year:

Distribution of Results	BRL(thousand)
Net Income for the fiscal year (LL)	4,549,774
Constitution of Statutory reserve for investments (66.50% of net income)	3,025,599

15.   If there is withholding of earnings established in capital budget

a.      identify the withholding amount

As provided for in article 196 of the Brazilian Corporate Law, the Company, by resolution of the Shareholders' Meeting may approve a proposal by its management to retain a portion of the net income for the year provided for in a capital budget previously approved by it. Accordingly, the Company's Management proposes that a portion of the accumulated profit equivalent to BRL 373 million be retained, as detailed below in item 15 (b).

b.      provide a copy of the capital budget

Proposed capital budget for 2024

The Company is suggesting the payment of BRL 1,297 million in dividends to shareholders and the retention of BRL 373 million, based on article 196 of the Brazilian Corporate Law. As noted by the management, the Company has a capital budget of BRL 6.7 billion, aiming mainly at repaying financial debts raised in the past for ordinary expenses, highlighting the holding nature of Eletrobras. Therefore, the proposed capital budget to be approved at the OEGM is as follows:

Capital Investments and Revenue Sources	BRL (millions)
Capital Investments	6,671
Revenue Sources	8,340
Operational generation of cash after taxes	3,842
Funds from existing cash and cash equivalents balance	4,125
Profit Retention (article 196 of Brazilian Corporate Law)	373

16. If there is an allocation of income to the tax incentive reserve

a. inform the amount allocated to the reserve

b. explain the nature of the allocation

Not applicable.

SCHEDULE C

Section 8 of the Company's Reference Form (detailed information on the compensation of managers and members of advisory committees)

8.1.       Describe the compensation policy or practice of the board of directors, Executive Officers and non- Executive Officers, fiscal council, statutory committees, and audit, risk, financial, and compensation committees, addressing the following aspects:

a.       aims of the compensation policy or practice, informing whether the compensation policy has been formally approved, the body responsible for its approval, the date of approval and, if the issuer discloses the policy, locations on the World Wide Web where the document may be consulted

Until June 17, 2022, the date on which the privatization of the Company materialized through a capital increase operation with dilution of the controlling public entity (capitalization or follow-on), the compensation strategy for Eletrobras’ and its subsidiaries´ managers was defined exclusively by the Secretariat of Coordination and Governance of State-Owned Companies (SEST), whose guidelines were of binding on all state-owned companies. This is because, until that date, the Company was a federal state-owned company, under the control of the Federal Government, and had a series of limitations on the setting of the compensation of its managers.

After the follow-on, the Company became a corporation without a defined controlling shareholder, which imposed new challenges on management associated with its transformational process aimed at unlocking numerous value levers associated with its new nature as a private company.

Given this situation, it was found that the existing management compensation model at the time of privatization was outdated compared to market practices and misaligned with the Company's goal of attracting and retaining talent and generating sustainable value in the long term, in light of the challenges related to the transformation of Eletrobras.

At the Extraordinary General Meeting (EGM) held on December 22, 2022, the Company presented the new compensation model for its managers ("Compensation Model" or "Model"), which was based on a study prepared by the specialized consultancy Korn Ferry. At this assembly, shareholders became aware of the main characteristics of the new short-term executive incentive mechanism through cash bonuses, approved the prospective review of overall compensation within the period in effect at the time, and also approved the instruments that make up the new long-term incentives, more specifically the (i) Stock Option Compensation Plan ("Stock Option Plan"); and the (ii) Restricted Stock Compensation Plan ("Restricted Stock Plan"), both available for consultation on the Company's investor relations website (https://ri.eletrobras.com) and on the CVM website (www.cvm.gov.br).

At the Ordinary General Meeting (OGM) held on April 27, 2023, shareholders approved the proposal for global compensation of the managers for the period from April 1, 2023, to March 31, 2024, with the guidelines and assumptions of the new Compensation Model approved in the December 2022 assembly being preserved.

With remuneration levels aligned to companies of similar size and sector, the Compensation Model is composed of fixed compensation, benefits, and short and long-term incentive mechanisms, with the distribution of weights focused primarily on the vision of sustainable value in the long term, aiming at the solidification of a high-performance, ethical, and sustainable culture, capable of attracting, retaining, and rewarding talent, as well as ensuring full alignment between the interests of the Company's managers (in addition to other beneficiaries of the Model) and its shareholders, since:

(i)	it allows the Company to retain current key professionals and attract new talents, as well as to foster a high-performance culture, by granting long-term incentives conditioned on the fulfillment of previously established conditions, goals, and triggers in line with the Company's Strategic Plan, serving as a driving force for unlocking the value levers of capitalization;
(ii)	enables managers (and other beneficiaries) to see a direct association between their performance and the capture of a portion of the value related to the appreciation of the Company's shares compared to the exercise price defined in the Stock Option Plan, whose pricing assumes that the exercise price cannot be lower than BRL 42.00 (forty-two reais) per share, monetarily updated by the variation of the IPCA from June 10, 2022 (date of the capital increase operation that resulted in the Company's privatization) until the effective exercise of the option purchase right, and may also be increased by an additional spread by decision of the Board of Directors. Moreover, according to the administration's proposal for the 2024 OEGM, in addition to the above, the exercise price of the options, set in the respective grant contract, cannot be lower than the average price per share of the Company, to be determined by the Company based on the average closing market price of its common shares traded on B3 S.A. – Brasil, Bolsa, Balcão (ticker: ELET3), in the 90 trading sessions prior to the grant date of the Options to each Beneficiary (as defined in the Stock Option Plan), weighted by the trading volume of such common shares;

(iii)	promotes an ethical high-performance culture, focused on exceeding goals, maximizing the capacity to generate long-term value, and sharing this value with long-term investors.

In this line, the approval of the Compensation Model for the Company's Managers enabled the Company to execute its initial personnel restructuring, with an emphasis on building an excellence team of twelve executives who took over the Presidency and the eleven new Executive Vice-Presidencies created within the framework of the reorganization of the Executive Board of the Company ("Statutory Board").

It is the vision of this management that achieving the desired levels of the management of assets and businesses presupposes, first and foremost, the pursuit of excellence in people management. And the composition of a team of highly qualified, collaborative, integral, and high-performance executives is an indispensable prerequisite for the Company to successfully continue its journey towards excellence and a high-performance culture.

It is also important to mention that the current Compensation Policy, approved by the Board of Directors on November 24, 2023, is part of a set of initiatives designed to provide continuous maturation of Eletrobras' corporate governance, marked by its capitalization and privatization process carried out in 2022, and is based on the principles of transparency and responsibility.

The Compensation Policy, which includes Malus and Clawback clauses, is available for consultation on the Company's investor relations website (https://ri.eletrobras.com) and on the CVM website (www.cvm.gov.br).

Moreover, for more information on the Company's Stock Option Plan and Restricted Stock Plan, see items 8.4 and following below.

b.       practices and procedures adopted by the board of directors to define the individual compensation of the board of directors and the Executive Officers, indicating: i. the issuer's bodies and committees that participate in the decision-making process, identifying how they participate; ii. criteria and methodology used for setting individual compensation, indicating whether studies are used to verify market practices and, if so, the comparison criteria and the scope of these studies; and iii. how often and how the board of directors evaluates the adequacy of the issuer's compensation policy

The global or individual compensation of the Board of Directors and Executive Board is annually set by the General Meeting. In the case of setting global compensation by the General Meeting, it is up to the Board of Directors to decide on its individual distribution to the members of the Board of Directors and Executive Board, after a recommendation from the Company's People Committee. The process of defining compensation is calculated based on market practices and in line with the guidelines and challenges of the Company. Furthermore, the Company's management compensation plan also considers parameters such as responsibility, time dedicated to the role, competence and reputation of the managers, and the level of challenges required. To this end, the Company regularly conducts market surveys for verification and monitoring of market practices, and uses as comparison criteria the compensation model of Brazilian market companies of similar size, values, and challenges to the Company, especially with companies that have undergone or are in a similar stage of transformation.

Annually in an ordinary manner, and extraordinarily if necessary (as was the case for the fiscal years 2022 and 2023, given the completion of the capitalization process), the adherence to what is practiced to the Compensation Model is verified. For this, the Company had the support of Korn Ferry, a consultancy with recognized expertise and international renown for updating, this year, market practices, as well as the reference market selected for the development of the Model in 2022.

c.       composition of the compensation, indicating:

i. description of the various elements that constitute the compensation, including, in relation to each of them:

The managers may have different compensation components, conditions, and benefits, which will be established according to specifics related to dedicated time, technical knowledge, experience, tasks, participation in advisory committees, among other characteristics.

The global compensation of the managers may consist of the following components: (i) fixed compensation; (ii) direct and indirect benefits; (iii) variable compensation through (a) short-term incentives (STI); and (b) long-term incentives (LTI).

In line with the Compensation Model adopted by the Company, the management's compensation will be allocated among the components described above as follows: (a) 20% to 30% allocated as fixed compensation; (b) 25% to 30% for STI; and (c) 50% to 40% for LTI.

● its objectives and alignment with the issuer's short, medium and long-term interests

Executive Officers

The Company adopts the following forms of compensation for its members of the Statutory Board:

•                Salary or pro-labore: members of the Statutory Board of Eletrobras are entitled to a fixed monthly compensation as direct retribution for performing their role.

•                Direct and Indirect Benefits: members of the Statutory Board of Eletrobras are entitled to direct and indirect benefits aimed at contributing to their quality of life, which include life insurance and health assistance, also granted to directly compensate members for their role.

•                Short-Term Incentive (STI): members of the Statutory Board of Eletrobras are entitled to compensation based on short-term incentive programs (STI), paid through cash bonuses. The STI is based on the Company's performance achievement targets, with specific indicators derived from the Company's Strategic Plan. Thus, it seeks to align the interests of the Statutory Board with the growth and profitability increase of the Company.

As communicated in the EGM of December 2022 and the OGM of 2023, the Annual Variable Compensation Program (AVC) for Managers was discontinued in 2023, having been replaced by the bonus program mentioned above, starting from the fiscal year of 2023.

•                Long-Term Incentive (LTI): members of the Statutory Board of Eletrobras are entitled to compensation based on long-term incentive programs (LTI), through the Stock Option Compensation Plan and the Restricted Stock Compensation Plan.

As previously mentioned, the Company believes that compensation based on restricted stocks and stock options is an essential tool for solidifying a high-performance culture capable of retaining and rewarding its talents, structured to ensure alignment between the interests of the beneficiaries, the Company, and its shareholders with the sharing of risks and the maximization of medium and long-term investment returns.

Additionally, as communicated in the EGM of December 2022 and the OGM of 2023, due to remaining deferred portions, the Stock-Based Compensation program (with cash settlement) – "Phantom Shares" (referring to the deferred portions of the AVC program for the fiscal year 2022) was discontinued in 2023, being replaced by the compensation plans based on Stock Options and Restricted Stocks.

The conditions, requirements, regulations, and limits of the Stock Option Compensation Plan and the Restricted Stock Plan were approved in the EGM of December 2022, with changes proposed in the EGOE of 2024.

•                Post-Employment Benefits: members of the Statutory Board are entitled to post-employment benefits in the form of Company contributions to supplementary pension.

Board of Directors

The Company adopts the following forms of compensation for its members of the Statutory Board:

•                Annual Fixed Compensation: Members of the Board of Directors of Eletrobras are entitled to fixed monthly compensation as direct retribution for performing their role. For the fiscal year 2024, regarding participation in statutory or non-statutory advisory committees, members of the Board of Directors will not receive separate compensation from the remuneration already received for performing their role as members of the Board of Directors. That is, it is proposed to add to the fixed compensation those values referring to the average compensation previously perceived by a member of the Board of Directors in the participation of Committees. In any case, it is a change in the calculation methodology, whose sum remains unchanged, and is based on the premise that a board member must have time and dedication to also act in the Company's advisory committees, as such role integrates the job description of said administrator. It is worth pointing out that executives who are exceptionally holding the position of member of the Board of Directors and member of committees of the Company do not perceive any fixed compensation associated with the performance in the latter position.

•                Long-Term Incentive (LTI): members of the Board of Directors are entitled to compensation based on a long-term incentive program (LTI), through the Restricted Stock Plan.

As previously mentioned, the Company believes that compensation based on stocks is an essential tool for solidifying a high-performance culture capable of retaining and rewarding its talents and structured to ensure alignment between the interests of the beneficiaries, the Company, and its shareholders with the maximization of medium and long-term investment returns.

Regarding LTI, Board members will only be entitled to Restricted Shares and will not have the right to grant Stock Options. Unlike the transfer of shares in batches provided for beneficiaries part of the Executive Board, the transfer of ownership of the shares to Board members will occur in a single batch, only in 2028, if the exercise conditions provided in the Restricted Stock Plan and the respective grant contracts are met. The three-year lapse counted from the end of the Board member's mandate (to end at the OGM of 2025) was foreseen as a form of additional governance and risk mitigation to eliminate potential conflicts of interest that Board members may have in administering the Restricted Stock Plan.

In this sense, the adoption of the Restricted Stock Plan for Board members aimed to use a similar model, in the best possible way and without undue burden, to "Deferred Share Units" adopted in certain international markets (seen as best governance practice for Board grants). Therefore, it sought to reinforce the long-term mentality and shareholder value generation, since the gains perceived by the administrator will be entirely linked to the long-term result of the Company from 2028. Thus, if the decision-making, by the Board member during their current mandate ending at the OGM of 2025, does not favor results from 2028 onwards, there will be a significant loss in the amount of their LTI.

Due to such separation, Board members, in line with best market practices, are entitled to Restricted Shares only according to the global value approved by the general assembly.

Board members will have the competence to define goals, triggers, and challenges that will compose the stock option programs within the Stock Option Plan and restricted shares within the Restricted Stock Plan for other beneficiaries who are not Board members. Therefore, it is intended that rigorous metrics and financial and/or operational triggers be defined, with the exercise of options only occurring if such results are met, reinforcing the culture of long-term performance payment.

Fiscal Council

The Company does not have a permanent Fiscal Council.

•                Annual Fixed Compensation: When the Fiscal Council is installed, the annual fixed compensation of the Fiscal Council members will be set by the Assembly that installs it, observed, for each member of the Fiscal Council in office, the minimum of one-tenth of the average monthly individual fixed compensation of the members of the Statutory Board, excluding values related to holiday bonus, direct and indirect benefits, representation allowances, and profit-sharing granted to said members of the Executive Board.

Advisory Committees to the Board of Directors

The Company adopts the following forms of compensation for external members of Advisory Committees to the Statutory Board of Directors:

•                Compensation for Participation in an Advisory Committee to the Board of Directors: Only external members of the Advisory Committees are entitled to fixed monthly compensation due to participation in each of the Committees, to directly compensate members for the time and efforts dedicated to such function. As described above, members of the Board of Directors will not perceive additional compensation for acting in committees.

● their proportion of total remuneration in the last three (3) financial years

According to the table below, the proportions of each element in the total compensation for the 2023 fiscal year were, approximately:

Compensation Composition	Board of Directors	Fiscal Council	Executive Officers	Non-Executive Officers	Audit and Statutory Risk Committee
Fixed Monthly Compensation
Salary or pro-labore	53.01%	100.00%	18.42%	N.A.	0.00%
Direct or Indirect Benefits	0.00%	0.00%	3.16%	N.A.	0.00%
Membership in Committees	14.42%	0.00%	0.00%	N.A.	100.00%
Other	0.00%	0.00%	0.00%	N.A.	0.00%
Variable Compensation
Bonus	0.00%	0.00%	44.17%	N.A.	0.00%
Profit Sharing	0.00%	0.00%	0.00%	N.A.	0.00%
Attendance at Meetings	0.00%	0.00%	0.00%	N.A.	0.00%
Commissions	0.00%	0.00%	0.00%	N.A.	0.00%
Other	0.00%	0.00%	0.00%	N.A.	0.00%
Post-Employment Benefits	0.00%	0.00%	2.56%	N.A.	0.00%
Termination of Office	0.00%	0.00%	0.69%	N.A.	0.00%
Share-Based, including options	32.57%	0.00%	31.00%	N.A.	0.00%
Total	100.00%	100.00%	100.00%	N.A.	100.00%

According to the table below, the proportions of each element in the total compensation for the 2022 fiscal year were, approximately:

Compensation Composition	Board of Directors	Fiscal Council	Executive Officers	Non-Executive Officers	Audit and Statutory Risk Committee
Fixed Monthly Compensation
Salary or pro-labore	100.00%	100.00%	56.19%	N.A.	98.63%
Direct or Indirect Benefits	0.00%	0.00%	8.95%	N.A.	0.00%
Membership in Committees	0.00%	0.00%	0.00%	N.A.	1.37%
Other	0.00%	0.00%	0.00%	N.A.	0.00%
Variable Compensation
Bonus	0.00%	0.00%	20.68%	N.A.	0.00%
Profit Sharing	0.00%	0.00%	0.00%	N.A.	0.00%
Attendance at Meetings	0.00%	0.00%	0.00%	N.A.	0.00%
Commissions	0.00%	0.00%	0.00%	N.A.	0.00%
Other	0.00%	0.00%	0.00%	N.A.	0.00%
Post-Employment Benefits	0.00%	0.00%	9.45%	N.A.	0.00%
Termination of Office	0.00%	0.00%	0.00%	N.A.	0.00%
Share-Based, including options	0.00%	0.00%	4.74%	N.A.	0.00%
Total	100.00%	100.00%	100%	N.A.	100.00%

According to the table below, the proportions of each element in the total compensation for the 2021 fiscal year were, approximately:

Compensation Composition	Board of Directors	Fiscal Council	Executive Officers	Non-Executive Officers	Audit and Statutory Risk Committee
Fixed Monthly Compensation
Salary or pro-labore	100.00%	100.00%	54.48%	N.A.	100.00%
Direct or Indirect Benefits	0.00%	0.00%	12.45%	N.A.	0.00%
Membership in Committees	0.00%	0.00%	0.00%	N.A.	0.00%
Other	0.00%	0.00%	6.19%	N.A.	0.00%
Variable Compensation
Bonus	0.00%	0.00%	8.37%	N.A.	0.00%
Profit Sharing	0.00%	0.00%	0.00%	N.A.	0.00%
Attendance at Meetings	0.00%	0.00%	0.00%	N.A.	0.00%
Commissions	0.00%	0.00%	0.00%	N.A.	0.00%
Other	0.00%	0.00%	0.00%	N.A.	0.00%
Post-Employment Benefits	0.00%	0.00%	6.77%	N.A.	0.00%
Termination of Office	0.00%	0.00%	0.00%	N.A.	0.00%
Share-Based, including options	0.00%	0.00%	11.74%	N.A.	0.00%
Total	100.00%	100.00%	100.00%	N.A.	100.00%

● calculation methodology and adjustment

The fixed compensation levels for the Executive Officers are positioned at the P50 (50th percentile) of the market, and considering the adoption of variable compensation through short- and long-term incentives based on the Company's goals, triggers, and challenges, the total compensation package was defined between P75 and P90 (between the 75th and 90th percentiles).

There isn't a single calculation and adjustment methodology, but a verification and monitoring, through market surveys, of the Company's levels against market practices of similarly sized and sector companies.

● Main performance indicators considered, including, if applicable, indicators related to ESG issues

The P50 (50th percentile) of the market will be used, and additionally, by incorporating short- and long-term compensation, the total compensation package was defined between P75 and P90 (between the 75th and 90th percentiles). Therefore, the total package between P75 and P90 will only be achieved if performance is proportional and directed towards P75 and P90 of the market.

Short- and long-term incentives will be based on goals such as profitability, sustainability, excellence, and/or long-term value generation, as well as the Company's established triggers and challenges in line with its Strategic Plan, so that, if met, and depending on the degree of fulfillment, there will be corresponding compensation.

Thus, the short- and long-term incentives reflect, while supporting, the Company's Strategic Plan, which is oriented towards capturing opportunities suitable to the context and the competitive advantages of Eletrobras, focusing on recalibrating and materializing Eletrobras' aspiration to be a Green Major: Eletrobras as a global leader in creating value with renewable and low-emission infrastructure and solutions.

In the Company's Strategic Plan, four guidelines were created to guide this long-term vision:

•	Transformation and Operational Resilience – Lead in offering quality products and services to customers and ensure the safety of our employees, the environment, and assets;

•	ESG Reference – Become a local and international market reference in ESG practices, leading the decarbonization of the economy, seeking excellence in corporate governance and care for communities;
•	Innovation and Technology – Pursue solutions that ensure business competitiveness, based on the digitalization of operational and corporate processes and adaptability to new technologies;
•	Sustainable Growth – Grow sustainably and renewably in Transmission, Generation, and Trading in new geographies, business models, and technologies.

All these guidelines aim primarily at Value Creation through maximizing value generation for shareholders, employees, and customers, contributing assertively to the improvement of the country's business environment (regulation and sector policies).

The Strategic Plan also addresses the following cross-cutting themes:

•	Climate Management,
•	Health and Safety,
•	Maximizing Results,
•	Minimizing Risks,
•	Operational and Financial Efficiency,
•	Efficient Resource Allocation,
•	Cultural Change, with a focus on Value Creation, capitalizing on Capital Allocation Opportunities, and Risk Reduction.

To measure the strategy's reach, strategic indicators with goals for 2024 were chosen, such as:

Strategic Indicators:

•	Health and Safety: Accident Frequency Rate and Lives Changed (fatalities and permanent disability);

•	Value Generation with non-core assets: Negotiation of SPEs and subsidiaries and Sale of Thermal Plants;
•	Trading: Sale margin and Added value of the trading portfolio;
•	Efficient Costs: Recurrent PMSO Costs;
•	Execution of contracted Capex: Financial return (Reinforcements and Improvement, modernization, and other works);
•	Contingency negotiation: Total amount negotiated, and Discount obtained in negotiations;
•	Regulatory agenda: Obtaining additional revenues and refunds (HVDC, RBSE, and RTP);

Therefore, the Bonus Program (STI) will support the Company's short-term ambition outlined in the Strategic Plan, so that each previously mentioned indicator will have a defined and quantified goal, with weights varying according to the role of each Officer. Thus, the higher the short-term performance that the executive provides for the Company and the shareholders, the greater their bonus.

In turn, the Stock Option Program (LTI) will support the Company's medium and long-term ambition outlined in the Strategic Plan, where the selected indicator(s) set in the contract have a defined and quantified goal. Thus, the greater the long-term performance that the executive provides for the Company and the shareholders, the greater their compensation (either through stock options or the delivery of restricted shares).

Thus, the goals linked to short- and long-term incentives were built based on the objectives and guidelines outlined above. The goals relate to the company's competitive intellect, which is why they are not disclosed. In any case, one of the "triggers" for payment of the Stock Option Plan is the "Total Shareholder Return" indicator.

ii.        Reasons justifying the composition of the compensation

The primary purpose of the compensation model applicable to the Company is to promote the alignment of the Executive Officers' interests with the interests of the Company's shareholders, as well as to enable the attraction and retention of talent, as the potential gains and risks of the Company's performance will be shared, which will contribute, in particular, to the development of a high-performance professional culture and to decision-making that favors long-term results, goal achievement, value creation, and the Company's sustainable growth.

For this, the composition of Eletrobras Executive Officers' compensation is set using parameters such as responsibility, time dedicated to the role, competence and reputation of the Officers, the levels of challenges required, and comparison with similarly sized companies, especially with companies that have gone through or are in a similar stage of transformation.

Additionally, the Company's Compensation Model was also built based on the recommendations of the consulting firm Korn Ferry, as well as the premises and guidelines of the Company's Strategic Plan.

iii.        The existence of members not compensated by the issuer and the reason for this fact

Not applicable. All members of the Executive Officers, the Board of Directors, the Fiscal Committee, and the Statutory Advisory Committees to the Board of Directors are compensated.

d.        The existence of compensation supported by subsidiaries, controlled or direct or indirect controllers

Not applicable. There is no compensation or benefit for the members of the Board of Directors, the Fiscal Council, the Executive Officers, and the Advisory Committees supported by subsidiaries or controlled entities, and the Company does not have direct or indirect controllers.

If there is compensation received in a subsidiary/controlled entity, by indication of Eletrobras or in its interest, such values will be deducted from the annual compensation of the officer received in the Company.

e.        The existence of any compensation or benefit linked to the occurrence of a particular corporate event, such as the sale of the issuer's controlling interest

Not applicable. There is no compensation or benefit for the members of the Board of Directors, the Fiscal Council, the Executive Officers, and the Advisory Committees linked to the occurrence of a particular corporate event.

8.2 In relation to the compensation recognized in the results of the last three fiscal years and that foreseen for the current fiscal year for the board of directors, the Executive Officers, and the fiscal council

Total compensation forecast for the current fiscal year ending on 12/31/2024 - Annual values
	Board of Directors	Executive Officers	Fiscal Council	Board of Directors Advisory Committees	Total
Total number of members	9.00	12.00	5.00	5.00	31.00
Number of paid members	9.00	12.00	5.00	5.00	31.00
Fixed annual compensation
Salary or pro-labore	9,300,000.00	18,180,000.00	757,500.00	0.00	28,237,500.00
Direct and indirect benefits	0.00	1,794,932.28	0.00	0.00	1,794,932.28
Committee Memberships	0.00	0.00	0.00	2,100,000.00	2,100,000.00
Other	0.00	0.00	0.00	0.00	0.00
Description of other fixed compensation	-	-	-
Variable Compensation
Bonus	0.00	29,395,950.00	0.00	0.00	29,395,950.00
Participation in results	0.00	0.00	0.00	0.00	0.00
Attendance at meetings	0.00	0.00	0.00	0.00	0.00
Commissions	0.00	0.00	0.00	0.00	0.00
Other	0.00	0.00	0.00	0.00	0.00
Description of other variable compensation	-	-	-		-
Post-employment	0.00	2,448,690.87	0.00	0.00	2,448,690.87
Termination of office	0.00	770,000.00	0.00	0.00	770,000.00
Share-based, including options[1]	3,919,728.12	14,507,463.06	0.00	0.00	18,427,191.18
Note	-	-	-		-
Total compensation	13,219,728.12	67,097,036.21	757,500.00	2,100,000.00	83,174,264.33

¹ Regarding the forecast for the fiscal year 2024, the "stock-based compensation" field considers (i) the 3rd transfer to the Statutory Board within the framework of the Restricted Stock Plan; (ii) the appropriation of the 2nd half of the value for the Board of Directors within the framework of the Restricted Stock Plan; and (iii) the estimate of 1/5 of the value of the Stock Option Plan applicable to the Statutory Board (2nd year of the Program). In the case of Restricted Shares for the Board of Directors, the grant occurred in 2023, but the transfer of ownership of the shares will only take place in 2028; similarly, in the case of Stock Options for the Statutory Board, the grant occurred in 2023, but the exercise of the options will occur at a minimum in 3 years, with two other vesting milestones upon reaching the periods of 4 years and 5 years; Therefore, there is no receipt of the values of Restricted Shares by the Board of Directors, and of Stock Options by the Executive Board in the fiscal year 2024, but rather, the recognition of the expense in the period..

Total Compensation for Fiscal Year ending 12/31/2023 - Annual Values
	Board of Directors	Executive Officers	Fiscal Council	Board of Directors Advisory Committees	Total
Total number of members	9,00	9,83	5,00	4,00	27,83
Number of paid members	8,17	9,83	5,00	4,00	27,00
Fixed annual compensation
Salary or pro-labore	6,380,498.00	14,665,902.31	715,045.43	0.00	21,761,445.74
Direct and indirect benefits	0.00	2,514,359.88	0.00	0.00	2,514,359.88
Committee Memberships	1,735,486.14	0.00	0.00	1,680,000.00	3,415,486.14
Other	0.00	0.00	0.00	0.00	0.00
Description of other fixed compensation	-	-	-
Variable Compensation
Bonus	0.00	35,157,652.99	0.00	0.00	35,157,652.99
Participation in results	0.00	0,00	0.00	0.00	0.00
Attendance at meetings	0.00	0,00	0.00	0.00	0.00
Commissions	0.00	0,00	0.00	0.00	0.00
Other	0.00	0,00	0.00	0.00	0.00
Description of other variable compensation	-	-	0.00	0.00	-
Post-employment	0,00	2,036,240.02	0.00	0.00	2,036,240.02
Termination of office	0,00	550,000,00	0.00	0.00	550,000.00
Share-based, including options*	3,919,728.12	24,674,254.65	0.00	0.00	28,593,982.77
Note	The number of members corresponds to the annual average of the number of members of this management body, calculated monthly, as provided in the Ofício-Circular /ANUAL-2023-CVM/SEP.	The number of members corresponds to the annual average of the number of members of this management body, calculated monthly, as provided in the Ofício-Circular /ANUAL-2023-CVM/SEP.
Total compensation	12,035,712.26	79,598,409.85	715,045.43	1,680,000.00	94,029,167.54

¹ Regarding the execution for the fiscal year 2023, the "stock-based compensation" field considers (i) the 1st transfer to the Statutory Board within the framework of the Restricted Stock Plan; (ii) the appropriation of the 1st half of the value for the Board of Directors within the framework of the Restricted Stock Plan; (iii) the estimate of 1/5 of the value of the Stock Option Plan applicable to the Statutory Board (2nd year of the Program); and (iv) the previously in-force stock-based compensation model, which was discontinued in 2023, of "Phantom Shares". In the case of Restricted Shares for the Board of Directors, only the grant occurred in 2023, with the transfer of ownership of the shares occurring only in 2028; similarly, in the case of Stock Options for the Statutory Board, the grant occurred in 2023, but the exercise of the options will occur at a minimum in 3 years, with two other vesting milestones upon reaching the periods of 4 years and 5 years; Therefore, there is no receipt of Restricted Shares by the Board of Directors, and of Stock Options by the Executive Board between April 2023 and March24, but rather, the recognition of the expense in the period.

Total Compensation for Fiscal Year ending 12/31/2022 - Annual Values
	Board of Directors	Executive Officers	Fiscal Council	Board of Directors Advisory Committees	Total
Total number of members	9.58	6.33	4.92	5.00	25.83
Number of paid members	7.00	6.33	4.92	5.00	23.25
Fixed annual compensation
Salary or pro-labore	459,824.38	4,542,661.99	376,226.10	1,958,530.80	7,337,243.27
Direct and indirect benefits	0.00	723,545.97	0.00	0.00	723,545.97
Committee Memberships	0.00	0.00	0.00	27,201.80	27,201.80
Other	0.00	0.00	0.00	0.00	0.00
Description of other fixed compensation	-	-	-	-	-
Variable Compensation
Bonus	0.00	1,671,703.65	0.00	0.00	1,671,703.65
Participation in results	0.00	0.00	0.00	0.00	0.00
Attendance at meetings	0.00	0.00	0.00	0.00	0.00
Commissions	0.00	0.00	0.00	0.00	0.00
Other	0.00	0.00	0.00	0.00	0.00
Description of other variable compensation	0.00	0.00	0.00	0.00	0.00
Post-employment	0.00	764,147.14	0.00	0.00	764,147.14
Termination of office	0.00	0.00	0.00	0.00	0.00
Share-based, including options*	0.00	382,939.69	0.00	0.00	382,939.69
Note	The number of members corresponds to the annual average of the number of members of this management body, calculated monthly, as provided in the Ofício-Circular /ANUAL-2023-CVM/SEP.	The number of members corresponds to the annual average of the number of members of this management body, calculated monthly, as provided in the Ofício-Circular /ANUAL-2023-CVM/SEP. The share-based compensation paid in the fiscal year 2022 occurred under the model known as "Phantom Share", without delivery of book entry shares.	The number of members corresponds to the annual average of the number of members of this management body, calculated monthly, as provided in the Ofício-Circular /ANUAL-2023-CVM/SEP.	The number of members corresponds to the annual average of the number of members of this management body, calculated monthly, as provided in the Ofício-Circular /ANUAL-2023-CVM/SEP. According to the compensation model that existed until the end of 2022, three directors were not accounted for, since directors that are members of the Audit and Statutory Risk Committee were compensated throughout the year only for their participation in the Committee.	-
Total compensation	459,824.38	8,084,998.45	376,226.10	1,985,732.60	10,906,781.53

Total Compensation for Fiscal Year ending 12/31/2021 - Annual Values

	Board of Directors	Executive Officers	Fiscal Council	Board of Directors Advisory Committees	Total
Total number of members	10.25	5.83	5.00	4.83	25.92
Number of paid members	7.42*	5.83	5.00	4.83	23.08
Fixed annual compensation
Salary or pro-labore	489,995.11	3,510,603.79	326,421.60	1,902,676.40	6,229,696.90
Direct and indirect benefits	-	802,357.47	-	-	802,357.47
Committee Memberships	-	-	-	-	-
Other	-	398,855.46	-	-	398,855.46
Description of other fixed compensation	-	FGTS	-	-
Variable Compensation
Bonus	-	539,105.56	-	-	539,105.56
Participation in results	-	-	-	-	-
Attendance at meetings	-	-	-	-	-
Commissions	-	-	-	-	-
Other	-	-	-	-	-
Description of other variable compensation	-	-	-	-	-
Post-employment	-	436,363.19	-	-	436,363.19
Termination of office	-	-	-	-	-
Share-based, including options*	-	756,459.43	-	-	756,459.43
Note	The number of members corresponds to the annual average of the number of members of this management body, calculated monthly, as provided in the Ofício-Circular /ANUAL-2023-CVM/SEP.	The number of members corresponds to the annual average of the number of members of this management body, calculated monthly, as provided in the Ofício-Circular /ANUAL-2023-CVM/SEP. The share-based compensation paid in the fiscal year 2021 occurred under the model known as "Phantom Share", without delivery of book entry shares.		The number of members corresponds to the annual average of the number of members of this management body, calculated monthly, as provided in the Ofício-Circular /ANUAL-2023-CVM/SEP. Three directors were not accounted, since directors are members of the Audit and Statutory Risk Committee and were compensated throughout the year only for their participation in the Committee.	-
Total compensation	489,995.11	6,443,744.91	326,421.60	1,902,676.40	9,162,838.02

8.3 Variable Compensation

Fiscal year to be ended on December 31, 2024 (estimated)
	Board of Directors	Executive Officers	Fiscal Council	Board of Directors Advisory Committees	Total
Total number of members	9.00	12.00	5.00	5.00	31.00
Number of paid members[1]	0.00	12.00	0.00	0.00	12.00
Bonus
Minimum value under the compensation plan	-	-	-	-	0
Maximum value established in compensation plan[2]	-	29,395,950	-	-	29,395,950
Value foreseen in the compensation plan. if goals are achieved[2]	-	29,395,950	-	-	29,395,950
Minimum value under the compensation plan	N/A	N/A	N/A	N/A	N/A
Profit share
Minimum value foreseen in the compensation plan	-	-	-	-	0
Maximum value foreseen in the compensation plan	-	-	-	-	0
Value foreseen in the compensation plan. in case goals are achieved	-	-	-	-	0
Minimum value foreseen in the compensation plan	N/A	N/A	N/A	N/A	N/A

Fiscal year ended as of December 31, 2023
	Board of Directors	Executive Officers	Fiscal Council	Board of Directors Advisory Committees	Total
Total number of members	9.00	9.83	5.00	4.00	27.83
Number of paid members[1]	0.00	9.83	0.00	0.00	9.83
Bonus
Minimum value under the compensation plan	-	-	-	-	0
Maximum value established in compensation plan[2]	-	35,157,652.99	-	-	35,157,653
Value foreseen in the compensation plan. if goals are achieved[2]	-	35,157,652.99	-	-	35,157,653
Minimum value under the compensation plan	-	35,157,652.99	-	-	35,157,653
Profit share
Minimum value foreseen in the compensation plan	0.00	0.00	0.00	0.00	0.00
Maximum value foreseen in the compensation plan	0.00	0.00	0.00	0.00	0.00
Value foreseen in the compensation plan. in case goals are achieved	0.00	0.00	0.00	0.00	0.00
Minimum value foreseen in the compensation plan	0.00	0.00	0.00	0.00	0.00

Fiscal year ended as of December 31, 2022
	Board of Directors	Executive Officers	Fiscal Council	Board of Directors Advisory Committees	Total
Total number of members	9.58	6.33	4.92	5.00	25.83
Number of paid members[1]	0.00	6.33	0.00	0.00	6.33
Bonus
Minimum value under the compensation plan	0.00	0.00	0.00	0.00	0.00
Maximum value established in compensation plan[2]	0.00	3,575,071.59	0.00	0.00	3,575,071.59
Value foreseen in the compensation plan. if goals are achieved[2]	0.00	3,575,071.59	0.00	0.00	3,575,071.59
Minimum value under the compensation plan	0.00	1,671,703.65	0.00	0.00	1,671,703.65
Profit share
Minimum value foreseen in the compensation plan	0.00	0.00	0.00	0.00	0.00

Maximum value foreseen in the compensation plan	0.00	0.00	0.00	0.00	0.00
Value foreseen in the compensation plan. in case goals are achieved	0.00	0.00	0.00	0.00	0.00
Minimum value foreseen in the compensation plan	0.00	0.00	0.00	0.00	0.00

Fiscal year ended as of December 31, 2021
	Board of Directors	Executive Officers	Fiscal Council	Board of Directors Advisory Committees	Total
Total number of members	10.25	5.83	5.00	4.83	25.92
Number of paid members[1]	0.00	5.83	0.00	0	5.83
Bonus
Minimum value under the compensation plan	0.00	0.00	0.00	0.00	0.00
Maximum value established in compensation plan[2]	0.00	539,105.56	0.00	0.00	539,105.56
Value foreseen in the compensation plan. if goals are achieved[2]	0.00	539,105.56	0.00	0.00	539,105.56
Minimum value under the compensation plan	0.00	539,105.56	0.00	0.00	539,105.56
Profit share
Minimum value foreseen in the compensation plan	0.00	0.00	0.00	0.00	0.00
Maximum value foreseen in the compensation plan	0.00	2,116,920.46	0.00	0.00	2,116,920.46
Value foreseen in the compensation plan. in case goals are achieved	0.00	2,116,920.46	0.00	0.00	2,116,920.46
Minimum value foreseen in the compensation plan	0.00	0.00	0.00	0.00	0.00

8.4. Regarding the share-based compensation plan for the board of directors and statutory management in effect during the last fiscal year and planned for the current fiscal year, please describe:

As a state-owned company, the members of the Eletrobras Executive Officers were entitled to Annual Variable Compensation ("RVA") based on the fulfillment of goals set annually by the Board of Directors and approved by the Secretariat of Coordination and Governance of State-Owned Companies - SEST- of the Ministry of the Economy. At Eletrobras, since 2019, the payment of the AVR has been made through a share-based instrument, in the model known as "Phantom Shares", with no delivery of book-entry shares. The Company's model had a 5-year deferment period, and included a penalty in the amount receivable if there is a decrease in net income of more than twenty percent in relation to the base year

The RVA program was discontinued in 2023, being replaced by compensation plans based on stock options and restricted shares, under the terms of the Stock Option Plan and the Restricted Stock Plan, approved by the EGM on December 22, 2022, with proposed amendments to be deliberated at the OEGM on April 26, 2024.

Stock Option Compensation Plan

a) General terms and conditions

The Stock Option Plan was implemented by the Company's Board of Directors on February 28, 2023, with the approval of the Stock Option Compensation Program ("Option Program"). The Option Program provides the terms and conditions for the Company to grant stock purchase options ("Options" or "Purchase Options") of its common shares. Subject to the terms and conditions of the Stock Option Plan, the selection of beneficiaries and the definition of the terms and conditions of the grants will be carried out by the Board of Directors, or, upon its indication and delegation, by a Company Committee, through the execution of grant contracts with the elected beneficiaries, which should stipulate the beneficiary's right to exercise the Options to acquire a certain amount of common shares, at a certain price and within a specified period, according to deadlines, terms, and conditions to be defined by the Company's Board of Directors.

Beneficiaries of the Option Plan may include the management, employees, collaborators, or service providers of the Company, or its subsidiaries, provided they are selected by the Company's Board of Directors, after a recommendation from the People Committee, or by a Committee designated for this purpose.

It is recorded that Board members will not be beneficiaries of the Option Plan, as detailed in item 8.2 (c) above.

The Option Plan stipulates that Options will be granted in batches, with the maturity period for the Options of each batch to be exercisable by each beneficiary being at least (i) 3 years for one-third of the Options; (ii) 4 years for one-third of the Options; and (iii) 5 years for one-third of the Options.

On April 26, 2024, at the Ordinary and Extraordinary General Meeting of the Company, an amendment to the Option Plan is being proposed, to include the possibility for the Board of Directors, exceptionally in relation to the beneficiaries for whom the Company has approved the grant of Options during the fiscal year of 2023, to set the initial milestone for the computation of the Options' maturity date prior to the date of the respective grant contract, but in no case earlier than June 1, 2023, and always after the beneficiary's possession or admission.

Any costs related to the Stock Option Plan concerning the management, fiscal council members, or committee members will integrate their remuneration package and will always depend on approval by the General Shareholders' Meeting, as per relevant legislation.

b) Approval date and responsible body

The Option Plan was approved on December 22, 2022, at the Extraordinary General Meeting of the Company, and amendments to the Option Plan are being proposed at the OEGM of 2024.

The Board of Directors will approve amendments to the Option Program, including to reflect the changes proposed at the OEGM of 2024, if approved.

c) Maximum number of covered shares

The maximum number of shares to be granted to the beneficiaries of the Option Plan shall not exceed the limit of 1.1% of the Company's total capital stock as of November 21, 2022.

For the purposes of this limit, all shares corresponding to options effectively exercised or exercisable by the Beneficiaries are considered, regardless of the settlement model of that option. Shares corresponding to options that are canceled, lapse, expire, or prescribe, for any reason, will not be counted for the purposes of the above limit and, therefore, will become available again for future grant under the terms of the Option Plan.

d) Maximum number of options to be granted

The total number of options to be granted to the beneficiaries of the Option Plan shall not exceed the limit of 1.1% of the Company's total capital stock as of November 22, 2022, the date of its approval by the Extraordinary General Meeting of the Company.

e) Conditions for share acquisition

The grant of Options under the Plan and the Option Program necessarily occurs through the execution of Stock Option Grant Contracts between the Company and the beneficiaries, which may take place at any time while the Option Plan is in effect.

The granted Options will be divided into at least 3 batches, regarding which the beneficiaries may qualify to, upon meeting the conditions stipulated in the Option Program and the respective grant contracts, exercise such Options and acquire the shares included in the vested batches.

In addition to the maturity periods of (i) 3 years for one-third of the Options; (ii) 4 years for one-third of the Options; and (iii) 5 years for one-third of the Options indicated in item 8.4 (a) above, during which the beneficiary must continue to occupy their respective position in the Company, vesting conditions will also include the implementation of individual and/or collective conditions and targets. Currently, the targets to be met are linked to certain total shareholder return parameters.

Within the framework of the OEGM of 2024, amendments to the Stock Option Plan are being proposed, including the inclusion of the possibility for the Board of Directors to set the initial milestone for computing the respective maturity periods of batches of Options for beneficiaries whose grant was approved during the fiscal year of 2023, on a date prior to the date of execution of the respective grant contract.

f) Criteria for setting the purchase or exercise price

The Option Plan stipulates the minimum exercise price per share of BRL 42.00, corresponding to the price practiced in the Company's capital increase within the framework of the public offering of shares completed on June 10, 2022. In line with the Option Plan, the Option Program approved by the Board of Directors establishes that the exercise price of the Options will be set in the respective grant contracts but cannot be lower than BRL 42.00 (forty-two reais), to be monetarily updated by the variation of the IPCA/IBGE (National Broad Consumer Price Index, published by the Brazilian Institute of Geography and Statistics) from June 10, 2022, until the date of exercise of the Options.

The exercise price may also, at the discretion of the Board of Directors, as provided in the respective grant contracts, be increased by a surcharge (spread). In the first grants approved in 2023, the exercise price was established based on the minimum price, updated by the variation of the IPCA/IBGE and added with a pre-fixed interest rate of 5% p.a. ("Spread").

Within the framework of the OEGM of 2024, amendments to the Stock Option Plan are being proposed, among them, the specification that the exercise price set in the contract cannot be fixed at a level lower than the average price per share of the Company, to be determined by the Company based on the average closing market price of its common shares traded on B3 S.A. – Brazil, Stock Exchange (ticker: ELET3), in the 90 trading sessions prior to the grant date of the Options to each Beneficiary, weighted by the trading volume of such common shares, so that there will be no discount to maintain alignment with shareholders who supported the privatization of Eletrobras.

The Board of Directors may adjust the exercise price for dividends, interest on equity, or earnings distributed by the Company in the period between the grant date and the option exercise date, as provided in the respective contracts.

g) Criteria for setting the acquisition or exercise period

The options granted under the Option Plan will become mature, i.e., exercisable, according to the schedules and rules set forth in the corresponding program of the Option Plan, observing the minimum requirements below, in order to meet the objectives of: (i) retaining the Beneficiaries; and (ii) generating sustainable long-term value.

Once the grant contract is signed and the vesting conditions indicated in item (e) above are met, including regarding the maturity period of the granted Options, the beneficiary may qualify for the exercise of the Options included in the vested batches.

The maximum exercise period for the Options is 120 days from the date such options become exercisable, that is, after the end of their respective maturity period, subject to the provision below.

The Board may postpone the exercise of the stock purchase options, in the case of a trading restriction period of the Company's shares, as per Eletrobras' Securities Trading Policy and prevailing legislation. If the maximum exercise period of the options ends during a trading restriction period, such period will automatically be extended for 5 days from the end of the trading restriction period.

h) Settlement method

The options will be settled through the delivery of common shares of the Company to the Beneficiaries, either by issuing new shares or transferring shares held in treasury.

As stipulated in the Option Program, once the Options of vested batches are exercised by the beneficiary, the Company may choose to settle such Options by delivering a quantity of shares calculated according to the formula indicated below, so that there will be no outlay of funds by the beneficiary:

Where:

Nshares= means the number of shares to be transferred to the beneficiary;

Pliquidation = means the value corresponding to the average price per share of the Company, to be determined by the Company based on the average closing market price of its common shares traded on B3 S.A. – Brasil, Stock Exchange (ticker: ELET3), in the 90 (ninety) trading sessions prior to the date on which the Company has received an exercise notice, weighted by the trading volume of such common shares;

Pexercise = means the exercise price of the options; and

Noptions = means the number of options included in the respective exercised batch.

If the Company opts not to settle as outlined above, the beneficiary must pay the exercise price within 90 days, extendable by decision of the Board of Directors for an additional 90 days, counted from the receipt of the exercise notice.

No option will be delivered to the beneficiary unless all legal and regulatory requirements have been fully met.

i) Restrictions on the transfer of shares

After the exercise of options and receipt of the shares by the beneficiary, the beneficiary will be prohibited from transferring such shares for a period of 180 (one hundred and eighty) days from their respective receipt, defined as the "Lock-up" period.

j) Criteria and events that, when verified, will cause the suspension, alteration, or termination of the plan

The Option Plan has a validity of 3 years and can be terminated or modified at any time by a decision of the General Shareholders' Meeting. As for the Option Program, the program will remain in effect until all granted Options have been exercised by the beneficiaries or December 22, 2025, whichever occurs first.

Additionally, in the event of bankruptcy, dissolution, or liquidation of the Company, the Option Program and the respective grant contracts will be automatically terminated, with all Option grants lapsing, regardless of whether the respective conditions for exercising the Options have been met, as well as the rights of the beneficiaries.

Any significant legal change related to the regulation of stock corporations, open companies, labor legislation, or the tax effects of the Option Plan may lead to a complete review.

In cases of capital increase or reduction or other operations that imply a change in the quantity of shares, as well as a change in the class or type of Company shares, for any reason, it is up to the Board of Directors to evaluate any adjustment in the Option Plan, to avoid losses to the beneficiaries and the Company.

Moreover, in the case of stock splits or consolidations or dividends paid by delivering shares, the number of granted Options will be automatically adjusted, upwards or downwards.

k) Effects of an administrator's departure from the issuer's bodies on their rights under the stock-based compensation plan

If the beneficiary leaves the Company or its subsidiary, whether by their own initiative or the Company's, due to poor professional performance identified through regular evaluation conducted by the Company or another reason, they will lose, from the date of departure, the right to exercise Options from batches whose maturity dates have not been reached, regardless of whether the targets linked have been met. Regarding Options from vested batches, whose vesting conditions have been implemented up to the date of departure, the Beneficiary will retain the right to exercise such Options, as stipulated in the Option Program.

The Beneficiary who is dismissed due to (i) acts constituting just cause under labor legislation, or (ii) violation of legal or regulatory norms, the Company's Bylaws, Code of Conduct, and other internal rules of the Company, or the Stock Option Grant Contract, will lose all rights under the respective grant contract, including the right to exercise Options from vested batches that have not yet been exercised.

The Board of Directors may establish criteria for the exercise of options in cases where the maturity period has not been reached in cases: (i) where the beneficiary has met the respective targets; (ii) in the event of death, incapacity, or retirement.

In the event of the beneficiary's death or permanent incapacity, the Options from the batch with a maturity date immediately following the respective vacancy event may be exercised despite not meeting the maturity period, provided that the other conditions stipulated in the contracts are implemented by the maturity date of the respective batch. In this case, the beneficiary (or their successors) will have the right to exercise a number of Options calculated proportionally (pro-rata) to the fraction of the maturity period of the respective batch, according to the rules stipulated in the Option Program.

It's important to note that a change in the beneficiary's position within the Company or its subsidiaries, or a transfer of the beneficiary from the Company to one of its subsidiaries and vice versa, or to any other society, in this case by the Company's interest, is not considered a departure.

Restricted Stock Compensation Plan

a) General terms and conditions

The Restricted Stock Plan was implemented by the Company's Board of Directors on January 27, 2023, with the approval of the Restricted Stock Compensation Program ("Restricted Stock Program"). The Restricted Stock Program outlines the terms and conditions for the Company to grant its issued shares ("Restricted Shares").

Subject to the Plan's terms, the selection of beneficiaries and the definition of the grant terms will be carried out by the Board of Directors, or, upon its indication and delegation, by a Company Committee. The grant is made through the execution of grant contracts with the elected beneficiaries, which should stipulate the beneficiary's right to receive a certain number of Restricted Shares, within a specified period, according to deadlines, terms, and conditions to be defined by the Company's Board of Directors, following the rules stipulated in the Restricted Stock Plan.

The Restricted Stock Plan is intended for the management, employees, collaborators, or service providers of the Company, or its subsidiaries, provided they are elected by the Company's Board of Directors or by a committee indicated by the Board of Directors for this purpose. Unlike the Option Plan, members of the Company's Board of Directors are among the beneficiaries of the Restricted Stock Plan.

Except in the case of a beneficiary member of the Board of Directors, the Restricted Shares will be divided into 5 batches. In the case of a Board member, the transfer of ownership of the Restricted Shares to the beneficiary will occur in a single batch on April 30, 2028.

The period for granting Restricted Shares as outlined in the Restricted Stock Plan and the Restricted Stock Program ended on March 31, 2023.

On April 26, 2024, at the Ordinary and Extraordinary General Meeting of Eletrobras, amendments to the Restricted Stock Plan are being proposed, including, among others, providing that the Board of Directors may adjust the number of Restricted Shares granted to reflect the economic effects of dividends, interest on equity, or other earnings, from the grant date until the delivery date of the Restricted Shares.

It's important to emphasize that the Restricted Stock Plan was developed to align long-term performance creation and retain key talents in the context of privatization, with the possibility of new grants ending in March 2023.

The Company understands that the mechanism was a successful talent retention strategy, with the approval of the Restricted Stock Plan on December 22, 2022, at the 184th Extraordinary General Meeting of the Company.

b) Approval date and responsible body

The Restricted Stock Plan was approved on December 22, 2022, at the Extraordinary General Meeting of the Company and was subsequently amended on April 26, 2024, at the Ordinary and Extraordinary General Meeting of the Company.

The Restricted Stock Program and the base draft of grant contracts were approved at a meeting of the Company's Board of Directors. The Board of Directors may amend the Restricted Stock Program, including to reflect the changes approved at the OEGM of 2024.

c) Maximum number of covered shares

The total number of Restricted Shares could not exceed the limit of 0.2% of the Company's total capital stock on the date of its approval, observed, still, the maximum deadline of March 31, 2023, for the execution of Restricted Stock Grant Contracts.

d) Maximum number of options to be granted

Not applicable, as the Restricted Stock Plan does not involve the delivery of options.

e) Conditions for share acquisition

The grant of Restricted Shares was necessarily conducted through the execution of Restricted Stock Grant Contracts between the Company and the beneficiaries, with the deadline for conducting the grants ending on March 31, 2023.

The Restricted Shares were divided into (i) a single batch for Board members, to be delivered on April 30, 2028; and (ii) 5 (five) batches for other beneficiaries, to be delivered on March 31, 2023, March 31, 2024, March 31, 2025, March 31, 2026, and March 31, 2027. The ownership of the Restricted Shares included in each batch will only be transferred to the beneficiary if they remain in their position on the respective delivery dates.

For beneficiary Board members, they will only be entitled to receive the Restricted Shares if they fulfill their mandate on the Board of Directors uninterruptedly and in full, ending at the OGM of 2025 of the Company, except in cases of non-compliance with the role due to death or permanent incapacity.

The Restricted Shares will be delivered in a single time frame, namely, on April 30, 2028, corresponding to the period of 3 years following the end of the term of the Board members elected at the Extraordinary General Meeting of the Company held on August 5, 2022.

However, even if the beneficiary Board member has completed their term on the Board, they will lose all rights related to the Restricted Shares if, before April 30, 2028:

(i) they are convicted for any act resulting in violation of Federal Law No. 12.846/2013, Federal Law No. 8.429/1992, for crimes against public administration in the Penal Code, as well as any other legislation against bribery/corruption and money laundering enacted in Brazil;

(ii) the Company identifies damages or losses caused to the Company due to irregular management acts carried out by the beneficiary, as determined in a General Meeting of the Company; and/or

(iii) they make any oral or written statement about the Company or any of its subsidiaries, including on social networks, that, as determined by the Board of Directors: (a) is derogatory, injurious, slanderous, or defamatory; (b) discloses private or confidential information about the Company's or its subsidiaries' businesses; or (c) leads to a false public perception about the Company or its subsidiaries.

f) Criteria for setting the acquisition or exercise price

Not applicable, as the Restricted Stock Plan stipulates that, provided all conditions established in the respective grant contracts are met, the Restricted Shares will be transferred by the Company to the beneficiary at no cost, and therefore, without the payment of any exercise price.

g) Criteria for setting the acquisition or exercise period

Once the Restricted Stock Grant Contract is signed and the conditions for receiving the Restricted Shares of vested batches are met, the delivery of the Restricted Shares will occur fractionally, in equal parts, observing the following timeframes for the beneficiaries, except in the case of a Board member: March 31, 2023, March 31, 2024, March 31, 2025, March 31, 2026, and March 31, 2027.

If the Beneficiary is a Board member and has met the conditions for receiving the Restricted Shares, the transfer of ownership of all Restricted Shares occurs in a single time frame, namely, on April 30, 2028.

h) Settlement method

There is no provision for the delivery of stock purchase options. Nevertheless, the Restricted Shares will be delivered to the beneficiaries through the issuance of new common shares via a capital increase of the Company, within the authorized capital limit, and/or using existing shares held in treasury.

i) Restrictions on the transfer of shares

The common shares transferred to the beneficiary do not have a trading restriction period beyond what is already established by legislation, applicable regulations, and the Company's Securities Trading Policy.

j) Criteria and events that, when verified, will result in the suspension, alteration, or termination of the plan

The Restricted Stock Plan will remain in effect until April 30, 2028, and may be terminated and/or modified at any time by a decision of the General Shareholders' Meeting.

In the event of bankruptcy, dissolution, or liquidation of the Company, the Restricted Stock Program and the respective Grant Contracts will be automatically terminated, with all grants of Restricted Shares lapsing, regardless of whether the respective conditions for receiving the Restricted Shares have been met, as well as the rights of the beneficiaries.

Moreover, any significant legal change related to the regulation of stock corporations, open companies, labor legislation, and/or the tax effects of a stock grant plan may lead to a comprehensive review of the Restricted Stock Plan.

The Restricted Stock Program also establishes that, at the discretion of the Board of Directors, the number of Restricted Shares granted may be adjusted, upwards or downwards, to reflect share splits or consolidations, as well as share bonuses to shareholders, capital increases of the Company through the capitalization of reserves, or other types of corporate operations that imply the issuance of shares by the Company.

Within the framework of the OEGM of 2024, amendments to the Restricted Stock Plan are being proposed, including the inclusion of the possibility for the Board of Directors to also make adjustments in the number of Restricted Shares granted to each beneficiary in order to reflect the economic impact of potential dividends, interest on equity, or earnings in the period between the grant date and the transfer of share ownership.

k) Effects of an administrator's departure from the issuer's bodies on their rights under the stock-based compensation plan

The beneficiary, if they leave the Company or its subsidiary, whether by their own initiative or the Company's, due to poor professional performance identified through regular evaluation conducted by the Company, inappropriate ethical-professional conduct, and/or violation of any internal rule of the Company, will lose, from the date of departure, the right to receive the Restricted Shares whose delivery timeframes are subsequent to the event.

A transfer of the beneficiary from the Company to one of its subsidiaries and vice versa, or to any other society, in this case by the Company's interest, is not considered a departure.

As mentioned above, amendments to the Restricted Stock Plan are being proposed at the OEGM of 2024, allowing for the exceptional cases of death or permanent incapacity of a beneficiary who is a Board member, for said beneficiary (or their successors) to have the right to receive, on April 30, 2028, a quantity of Restricted Shares calculated proportionally to the period of the mandate fulfilled by the beneficiary on the Board of Directors, counted from the date of execution of the respective grant contract until the event.

In the case above, if the beneficiary has held the position of both a Board member and an Executive Director of the Company and, as a result, has already received batches of their Restricted Shares, such Restricted Shares will be deducted from the final quantity to be delivered to the beneficiary.

8.5.       With regard to the stock-based compensation in the form of stock options recognized in the results of the last three fiscal years and that forecast for the current fiscal year, for the board of directors and statutory management:

Share-based compensation expected for the current fiscal year (2024)
	Board of Directors	Executive Officers
Total No. of members	9	12
No. of paid members	0	12
Potential dilution if all outstanding options are exercised	N.A	Under the Options Plan, 7,080,200 options were granted to members of the Statutory Executive Board, totaling BRL 46,375,310, which would imply 0.31% potential dilution.
Clarification	The members of the Board of Directors are not beneficiaries of the Stock Option Program.	For the Option Plan over at least 5 years and for all possible beneficiaries, it is possible to grant up to 25,313,506 options, with the total value of the Plan estimated at BRL165,832,959, which would imply 1.1% potential dilution.
Weighted average exercise price:
(i) Of options outstanding at the beginning of the fiscal year	N.A	In the first grants approved in 2023, the exercise price was established based on the minimum price (BRL 42.00), updated by the IPCA/IBGE variation and plus a pre-fixed interest rate of 5% p.a. ("Spread").
(ii) Of options forfeited and expired during the fiscal year	N.A	N.A
(iii) Of options exercised during the fiscal year	N.A	N.A

¹ Fair Value of Options: (i) BRL 5.11 for year 3; (ii) BRL 6.42 for year 4; and (iii) BRL 8.13 for year 5.

No new options are planned for the 2024 fiscal year, given that all the members of the Executive Officers have already had their grants approved. In any case, it should be noted that for the 2024 fiscal year, 1/5 of the total amount of the Program will be appropriated, or BRL 9,275,062, which refers to the 2nd year of the Program.

Share-based compensation for the fiscal year ending December 31, 2023
	Board of Directors	Executive Officers
Total No. of members	9.00	9.83
No. of paid members	0.00	9.83
Potential dilution if all outstanding options are exercised	N.A	Under the Options Plan, 7,080,200 options were granted to members of the Statutory Executive Board, totaling BRL 46,375,310, which would imply 0.31% potential dilution.

Clarification	The members of the Board of Directors are not beneficiaries of the Stock Option Program	For the Option Plan over at least 5 years and for all possible beneficiaries, it is possible to grant up to 25,313,506 options, with the total value of the Plan estimated at BRL 165,832,959, which would imply 1.1% potential dilution.
Weighted average exercise price:
(i) Of options outstanding at the beginning of the fiscal year	N.A	In the first grants approved in 2023, the exercise price was established on the basis of the minimum price (BRL 42.00), updated by the IPCA/IBGE variation and plus a pre-fixed interest rate of 5% p.a. (spread).
(ii) Of options forfeited and expired during the fiscal year	N.A	N.A
(iii) Of options exercised during the fiscal year	N.A	N.A

There was no stock-based compensation in the form of stock options in the fiscal years ended December 31, 2022 and December 31, 2021.

It should be noted that, for the 2023 fiscal year, 1/5 of the total value of the options granted, or BRL 9,275,062, was appropriated, which refers to the 1st year of the Program for the Executive Officers. No stock options were granted in the fiscal years ended 2022 and 2021

8.6.       In relation to each stock option grant made in the last three fiscal years and expected for the current fiscal year, from the board of directors and statutory management:

Stock option grants - current fiscal year (2024)
	Board of Directors	Executive Officers
Total No. of members	9	12
No. of paid members	0	12
Date of grant	N.A	N.A
Number of options granted	N.A	N.A
Period in which options become exercisable	N.A	N.A
Maximum deadline for the exercise of options	N.A	N.A
Period of restriction on the transfer of shares received as a result of the exercise of options	N.A	N.A
Fair value of the options on the grant date	N.A	N.A
Multiplication of the number of shares granted by the fair value of the options on the date of the grant	N.A	N.A

No new grants are planned for the 2024 fiscal year, given that all the members of the Statutory Board have already had their grants approved. In any case, it should be noted that for the 2024 fiscal year, 1/5 of the total amount of the Program will be appropriated, or BRL 9,275,062, which refers to the 2nd year of the Program.

Stock option grants for the fiscal year ending December 31, 2023
	Board of Directors	Executive Officers
Total No. of members	9	9.83
No. of paid members	0	9.83
Date of grant	N.A.	As of April 2023
Number of options granted	N.A.	Under the Options Plan, 7,080,200 options were granted to members of the Statutory Executive Board.
Period in which options become exercisable	N.A.	As of the 3rd year, 4th year and 5th year
Maximum deadline for the exercise of options	N.A.	120 days from the end of the Maturity Period (i.e. at the end of year 3, year 4 and year 5) of each Lot of Options
Period of restriction on the transfer of shares received as a result of the exercise of options	N.A.	180 days from the respective receipt of each Share
Fair value of the options on the grant date	N.A.	(i) BRL5.11 for year 3; (i) BRL6.42 for year 4; and (ii) BRL8.13 for year 5.
Multiplication of the number of shares granted by the fair value of the options on the date of the grant	N.A.	An estimated BRL 46,375,310 was approved for the Statutory Executive Board, to be delivered in shares over 5 years.

It should be noted that, for the 2023 fiscal year, 1/5 of the total value of the options granted, or BRL 9,275,062, was appropriated, which refers to the 1st year of the Program for the Statutory Executive Board. No stock options were granted in the fiscal years ended 2022 and 2021.

8.7       In regard to the open options of the board of directors and statutory management at the end of the last fiscal year:

	Board of Directors	Executive Officers
Total No. of members	9	9.83
No. of paid members	0	9.83
Options not yet exercised
Amount	N.A.	7,080,200 options were granted to members of the Executive Officers, exercisable from the third year onwards.
Date they become exercisable	N.A.	As of the 3rd year, 4th year and 5th year
Deadline for exercising options	N.A.	120 days from the end of the Maturity Period (i.e. at the end of year 3, year 4 and year 5) of each Lot of Options
Restriction period for the transfer of shares	N.A.	180 days from the respective receipt of each Share
Weighted average strike price	N.A.	In the first grants approved in 2023, the exercise price was established on the basis of the minimum price (BRL 42.00), updated by the IPCA/IBGE variation and plus a pre-fixed interest rate of 5% p.a. (spread).
Fair value of options on the last day of the fiscal year	N.A.	Fair Value of Options at 4.28 for year 3; 6.44 for year 4; and 8.35 for year 5
Exercisable options
Amount	N.A.	N.A.
Date they become exercisable	N.A.	N.A.
Deadline for exercising options	N.A.	N.A.
Restriction period for the transfer of shares	N.A.	N.A.
Weighted average strike price	N.A.	N.A.
Fair value of options on the last day of the fiscal year	N.A.	N.A.

8.8       Regarding the options exercised related to the stock-based compensation of the board of directors and Executive Officers, in the last 3 fiscal years:

Eletrobras' Board of Directors and the Executive Officers did not exercise options related to share-based compensation in the fiscal years ended December 31, 2023, 2022 and 2021.

8.9       Regarding the share-based compensation, in the form of shares to be delivered directly to the beneficiaries, recognized in the results of the last three fiscal years and the compensation projected for the current fiscal year, for the board of directors and the Executive Officers:

Annual Variable Compensation (RVA)

Previously, the Company had the Annual Variable Compensation Program (RVA), which was carried out through a stock-based instrument, known as "Phantom Shares," without delivering registered shares to Statutory Directors. Thus, there was no grant of options or delivery of Company-issued shares, therefore not resulting in dilution to shareholders.

For the fiscal year ended on December 31, 2021 (where there were 10.25 members of the Board of Directors, 5.83 members of the Statutory Board, 5 members of the Fiscal Council, and 4.83 members of Advisory Committees to the Board of Directors acting – as per item 8.2 above –, with 5.83 members of the Statutory Board being compensated under the RVA model), the amount paid to directors and former directors within such Phantom Shares model was BRL756,459.43, and for the fiscal year ended on December 31, 2022, it was BRL382,939.69.

The last RVA Program, RVA 2022, was discontinued in 2023 as reported in the OGM of 2023, having paid BRL1,712,782.54 considering the period ended on December 31, 2023.

Restricted Stock Compensation Plan

The Restricted Stock Plan was approved by the 184th EGM (Extraordinary General Meeting of the Company on December 22, 2022), so that no restricted shares were delivered to the respective beneficiaries for the fiscal years ended on December 31, 2022, 2021, and 2020.

For more information on the Restricted Stock Plan, see item 8.4 of this Reference Form. It is emphasized that the Restricted Stock Compensation Plan was specifically designed for the granting of awards until March 31, 2023, having ended the possibility of including new beneficiaries.

The table below contains the forecast of the number of shares to be delivered in the current fiscal year (2024).

Shares to be delivered directly to beneficiaries - Expected for the current fiscal year (2024)
	Board of Directors	Executive Officers
Total No. of members	9	12
No. of paid members	7	5
Potential dilution in the event of all the shares being handed over to the beneficiaries	The beneficiaries of the Board of Directors will only receive the Restricted Shares in 2028.

Considering the current beneficiaries, 162,086 Restricted Shares will be transferred in relation to the 3rd transfer, which would imply a potential dilution of 0.007%.

It is worth remembering that these are transfers provided for in the grants made in 2023, given that the possibility of granting, as provided for in the Restricted Stock Plan, ended in March 2023. In other words, there are no new grants in 2024.

¹ In the case of beneficiaries who are members of the Board of Directors, the transfer only takes place in 2028, and therefore there will be no receipt of Restricted Shares in 2024, but rather the appropriation of the expense in the period.

Also, in relation to the 2023 fiscal year, the shares delivered were as follows:

Shares to be delivered directly to beneficiaries (2023)
	Board of Directors	Executive Officers
Total No. of members	9	9.83
No. of paid members	0	5.17
Potential dilution in the event of all the shares being handed over to the beneficiaries ²	The beneficiaries of the Board of Directors will only receive the Restricted Shares in 2028.	Considering the beneficiaries, 423,990 restricted shares were transferred in relation to the1st transfer, which would imply a potential dilution of 0.018%.

¹ In the case of beneficiaries who are members of the Board of Directors, the transfer only takes place in 2028, and therefore there was no receipt of Restricted Shares in 2023, but rather the appropriation of the expense in the period.

8.10 In relation to each stock grant made in the last 3 fiscal years and expected for the current fiscal year, from the board of directors and Executive Officers:

Stock grant predicted for the current fiscal year (2024) – Restricted Shares
	Board of Directors[1]	Executive Officers
Total No. of members	9	12
No. of paid members	7	5
Date of Grant	March 2023	March 2023
Number of shares granted	0	0
Maximum term for delivery of shares	N/A	N/A
Term of restriction on transfer of shares	N/A	N/A
Fair value of the shares on the grant date	N/A	N/A
Multiplication of the number of shares granted by the fair value of the shares on the grant date	N/A	N/A

No restricted shares will be granted to beneficiaries in 2024, since the Restricted Share Plan provides for March 31, 2023 as the deadline for granting Restricted Shares.

Stock Grant for the fiscal year ended (2024) – Restricted Shares
	Board of Directors[1]	Executive Officers
Total No. of members	9	9.83
No. of paid members	9	5.17
Date of Grant	March 2023	March 2023
Number of shares granted	Considering the beneficiaries in 2023, up to 242,856 shares in total (1st and only transfer will only take place on 30.04.2028)	Considering the beneficiaries in 2023, up to 2,119,952 shares, with 5 transfers of 423,990 shares)
Maximum term for delivery of shares	30.04.2028	31.03.2027
Term of restriction on transfer of shares	30.04.2028	From the date of delivery (except for legal and regulatory restrictions), the member may transfer their shares on March 31, 2023, March 31, 2024, March 31, 2025, March 31, 2026 e March 31, 2027
Fair value of the shares on the grant date	BRL32.28 (market price on March 14, 2023)	BRL32.28 (market price on March 14, 2023)
Multiplication of the number of shares granted by the fair value of the shares on the grant date	BRL 7,839,392 for the total number of shares granted until 2028, of which BRL 3,919,728 will be inserted in the period from April 2023 to March 2024, which is the amount corresponding to the first half of the total number of shares, since until March 2024 there would be half of the time left for the Board to fulfill its mandate (April 2025).	BRL 68,432,050 for the total shares granted over 5 years, of which BRL 13,686,410 was inserted in the period April 2023 to March 2024, referring to the 1st transfer.

¹ In the case of the Board of Directors, as indicated in the "maximum deadline for delivery of shares" fields, the transfer of ownership of the shares will only take place in 2028 and only the grant took place in 2023, so no Restricted Shares will be received this year.

No Restricted Shares were granted to Eletrobras' Board of Directors or Executive Officers in the years ended December 31, 2022 and December 31, 2021, and no Restricted Shares are expected to be granted in 2024.

8.11 Regarding the shares delivered related to the stock-based compensation of the board of directors and the Executive Officers, in the last 3 fiscal years:

Shares delivered - fiscal year ending December 31, 2023
	Board of Directors	Executive Officers
Total No. of members	9	9.83
No. of paid members	0	5.17
No of shares	1st and only transfer will take place on 30.04.2028	423,990 restricted shares, referring to the 1st transfer of restricted shares
Weighted average purchase price	N/A	BRL0.00
Weighted average market price of shares acquired	N/A	BRL33.64
Multiplying the total shares acquired by the difference	N/A	BRL33.64

Shares delivered - fiscal year ending December 31, 2022
	Board of Directors	Executive Officers
Total No. of members	N/A	N/A
No. of paid members	N/A	N/A
No of shares	N/A	N/A
Weighted average purchase price	N/A	N/A
Weighted average market price of shares acquired	N/A	N/A
Multiplying the total shares acquired by the difference	N/A	N/A

Shares delivered - fiscal year ending December 31, 2021
	Board of Directors	Executive Officers
Total No. of members	N/A	N/A
No. of paid members	N/A	N/A
No of shares	N/A	N/A
Weighted average purchase price	N/A	N/A
Weighted average market price of shares acquired	N/A	N/A
Multiplying the total shares acquired by the difference	N/A	N/A

8.12.       Summarized description of the information necessary to understand the data disclosed in items 8.5 to 8.11, such as the explanation of the method of pricing the value of the shares and options, indicating:

a. pricing model

While it was a state-owned entity and prior to the privatization of Eletrobras, the steps for paying RVA (the old compensation model adopted by the Company, discontinued in 2023) included pricing the "Phantom Shares," valid for the deferred portions. Accordingly, the following steps were followed: (i) calculating the average share price of the company considering the last 60 trading sessions of the fiscal year prior to the RVA program, considering the average of the market prices of ordinary and preferred shares issued by the Company, weighted by the capital weight; (ii) then, dividing the RVA amount each executive was entitled to by the average share price, to obtain the number of reference shares; (iii) subsequently, the amount to be paid for each of the deferred portions between Year +2 and Year +5 was calculated through the (a) corresponding number of reference shares, multiplied by the (b) average share price of the company considering the last 60 trading sessions of the fiscal year relevant to the deferred portion; in all cases, outlier values from the 60-session sample were excluded, considering a 90% confidence for the normal distribution.

With the company privatized and the approval of the new compensation model on December 22, 2022, Long-term Incentive plans were implemented, embodied in variable compensation plans based on stock options and restricted shares.

Under the Stock Option Plan, the exercise price of the options was set at a minimum of BRL42.00, which relates to the pricing of the public offering of shares for the purpose of the capitalization process, as communicated to the market on June 10, 2022. In the context of the Restricted Stock Plan, the delivery of shares is carried out by the Company, free of charge, therefore, without an exercise price.

The pricing model used in the Restricted Stock Plan and the Stock Option Plan was the Black & Scholes model, considering the general characteristics of the Long-term Incentive plan.

b. Data and assumptions used in the pricing model, including the weighted average share price, exercise price, expected volatility, option life span, expected dividends, and the risk-free interest rate

The Black & Scholes pricing model roughly uses 6 main assumptions to estimate the value of granted purchase options, namely: (i) share price on the grant date; (ii) exercise price; (iii) risk-free rate; (iv) expected volatility for the share; (v) expectation of dividend distribution; and (vi) the term from the grant to the exercise.

The share price was defined based on the closing price of Eletrobras (ELET3) on the base date of February 28, 2023.

The exercise price, in turn, was defined considering the minimum value of BRL42.00 (which corresponds to the reference price used in the Company's capital increase), adjusted for the positive variation of the IPCA/IBGE, plus a pre-fixed interest rate (spread) of 5% between the company's capital increase date and the exercise date.

Regarding volatility, it was obtained by considering the annualized standard deviation of daily returns of Eletrobras shares (ELET3) and other publicly traded companies in the Brazilian electric sector.

The expiration terms were estimated based on the minimum term established in the Stock Option Plan.

The risk-free rate was estimated based on the future reference curve of DI x Pre from B3, which considers the term structure of interest rates.

Finally, the distribution of dividends was not considered in the pricing, since the proposal provides that the exercise price will be adjusted for dividend distributions and JSCP that may impact Eletrobras' future prices.

c. Method used and assumptions made to incorporate the expected effects of early exercise

Considering that Eletrobras is a publicly traded company, with daily market prices, and that the option exercise window is only 4 months, the Company considers, for the purposes of the Stock Option Plan, the exercise price as the share market price on the first day immediately after the vesting period of the share.

d. Method of determining expected volatility

Expected volatility was estimated by considering the annualized standard deviation of daily returns of Eletrobras shares and other publicly traded companies in the Brazilian electric sector. The time windows used in the volatility readings coincide with the terms in years between the grant and the expected expiration/exercise date.

e. Whether any other option characteristic was incorporated into the measurement of its fair value

The expectation of dividend payment was not considered in the model, since the Stock Option Purchase Plan Approval Proposal provides that the exercise price will be adjusted for any dividend distributions.

8.13.       Inform the number of shares, quotas and other securities convertible into shares or quotas, issued, in Brazil or abroad, by the issuer, its direct or indirect controlling shareholders, controlled companies or companies under common control, which are held by members of the board of directors, Executive Officers, or fiscal council, grouped per body

12/31/2023	Shares Issuing Company	Shares	Quantity
Board of Directors	Company	Class B Preferred Shares	4,370,457
Executive Officers	Company	Common Shares	2,935
Executive Officers	Company	Common Shares	117,511
Fiscal Counsel	N/A	N/A	N/A
Total:			4,490,903

8.14.       Regarding the pension plans in effect granted to the members of the board of directors and the Executive Officers, provide the following information:

Current fiscal year (2024)
	Board of Directors	Executive Officers	Total
No. of members	9	9.83	18.83
No. of paid members1	0	5.50	5.50
Name of the plan	Fundação Eletrobras de Seguridade Social - Eletrobras CD Plan and CDI
Number of managers who meet the conditions to retire	-	Not Available	Not Available
Conditions for early retirement	-	- Have 60 (sixty) months of effective membership as an Eletros participant; - Be at least 50 years old for the Eletrobras CD and 45 years old for the CD I - Have severed their employment relationship with the sponsor.	-
Updated amount of the contributions accumulated in the pension plan until the closing of the last fiscal year, discounting the portion related to contributions made directly by the managers	-	BRL3,181,023.26	BRL3,181,023.26
Total accumulated amount of the contributions made during the last fiscal year, discounting the portion related to contributions made directly by the managers		BRL1,221,311.89	BRL 1.221.311,89
Possibility of early redemption and conditions	-	The cancellation of the participant's enrollment, when there is proof of the termination of the employment relationship with the sponsor, whenever this cancellation occurs before the participant is in receipt of the Monthly Income benefit offered by the Plan, will give rise to the right to redemption, in the form of a single payment or in installments at the participant's option, minus the Income Tax due.	-

1 Corresponds to the number of officers and directors, as applicable, linked to the pension plan, in accordance with Circular Letter /ANUAL-2024-CVM/SEP, and considering the number of participants enrolled in the plan per month.

Fiscal year ending 12/31/2023
	Board of Directors	Executive Officers	Total
No. of members	9	9.83	18.83
No. of paid members1	0	1.33[2]	1.33
Name of the plan	Icatu
Number of managers who meet the conditions to retire	-	Not available	Not available

Conditions for early retirement Conditions for early retirement	-	- Be at least 50 (fifty) years old; - Their employment relationship with the sponsor has been terminated.	-

Updated amount of the contributions accumulated in the pension plan until the closing of the last fiscal year, discounting the portion related to contributions made directly by the managers	-	BRL 617,624.17	BRL 617,624.17
Total accumulated amount of the contributions made during the last fiscal year, discounting the portion related to contributions made directly by the managers	-	BRL 617,624.17	BRL 617,624.17
Possibility of early redemption and conditions	-	- Redemption while active in the plan: penalty rule - loses value identical to the value of the partial redemption - 60-day grace period for the first withdrawal or between withdrawals; - Redemption while disconnected: follows vesting rules.	-

1 Corresponds to the number of officers and directors, as applicable, linked to the pension plan, as set out in Circular Letter /ANUAL-2024-CVM/SEP, and considering the number of participants enrolled in the plan per month.

2 The Icatu Pension Plan began to be offered to the statutory board in November 2023 and the number of remunerated members was calculated by the 12-month average of the number of participants.

8.15.       Maximum, minimum and average individual remuneration of the board of directors, the Executive Officers, and the fiscal council:

	Executive Officers			Board of Directors			Fiscal Council
	12/31/2023	12/31/2023	12/31/2023	12/31/2023	12/31/2023	12/31/2023	12/31/2023	12/31/2023	12/31/2023
Total number of members	9.83	6.33	5.83	9.00	9.58	10.25	5.00	4.92	5.00
Number of paid members1	9.83	6.33	5.83	8.17	7.00	7.42	5.00	4.92	5.00
Amount of the highest individual compensation (Reais)2	19,342,394.01	1,226,608.08	1,027,824.23	1,673,270.64	65,284.32	65,284.32	146,403.75	75,859.76	65,284.32
Amount of the lowest individual compensation (Reais)2	4,960,915.75	928,300.79	821,745.55	1,573,274.64	65,284.32	65,284.32	146,403.75	68,045.01	65,284.32
Average amount of individual compensation (Reais)2	8,094,753.54	1,277,250.95	1,105,273.57	1,473,760.68	65,689.20	66,037.08	143,009.09	76,468.72	65,284.32

¹For Remuneration purposes, the sum of all applicable remuneration components for the management and Fiscal Council members was computed: salary or pro-labore, direct and indirect benefits, short-term incentive (STI), long-term incentive (LTI), post-employment, termination of office, etc. Moreover, in the case of Restricted Shares for the Board of Directors, the transfer of ownership of the shares will only occur in 2028; similarly, in the case of Stock Options for the Statutory Board, the exercise of the options will occur at least 3 years after 2023, with two other vesting milestones reaching the terms of 4 years and 5 years; Therefore, there is no receipt of Restricted Share values by the Board of Directors, and of Stock Options by the Executive Board for the fiscal year 2024, but rather, the recognition of the expense in the period.

² For "Highest Remuneration" (BRL19,342,394.01): This refers to the highest sum of remunerative values paid to a particular director in 2023, among the sums for each of the directors who received remunerative values in 2023. That is, no individual director received (or had recognized as expense in the period) more than BRL 19,342,394.01 in 2023. In summary, it concerns the highest remuneration for a specific director, that is, for an individual.

³ The value of the lowest individual annual remuneration was determined excluding members of the respective body who had held the position for less than 12 months, as specified in the Circular Letter /ANNUAL-2024-CVM/SEP.

4 For "Average Remuneration (BRL 8,094,753.54)": The sum of the remunerative values paid to all directors in 2023 (BRL79,598,409.85) is divided by the number of compensated directors (9.83), this number being calculated according to the methodology of the Circular Letter/Annual2023-CVM/SEP, which corresponds to the annual average of the number of members of the said administrative body calculated monthly. In summary, it concerns the average of the Directorate positions, where a position may have more than one Director. It is noticeable that there are different bases for "highest remuneration" and "average remuneration" (one that considers directorate positions, and another that considers each director individually).

Observation

Executive Officers
12/31/2023	With the approval of the New Compensation Model of the Privatized Eletrobras, the compensation for each of the members of the Executive Officers now observes the adherence to the market. The amount of the lowest individual annual compensation was calculated excluding the members of the respective body who have served in the position for less than twelve months, as provided by Ofício-Circular /ANUAL-2024-CVM/SEP. The number of members corresponds to the annual average of the number of members of the management body, calculated monthly, as provided by Ofício-Circular /ANUAL-2024-CVM/SEP.
12/31/2022	With the approval of the New Compensation Model of the Privatized Eletrobras, the compensation for each of the members of the Executive Officers now observes the adherence to the market. The amount of the lowest individual annual compensation was calculated excluding the members of the respective body who have served in the position for less than twelve months, as provided by Ofício-Circular /ANUAL-2024-CVM/SEP. The number of members corresponds to the annual average of the number of members of the management body, calculated monthly, as provided by Ofício-Circular /ANUAL-2024-CVM/SEP.
12/31/2021

The amount of fees distributed to the members of the Executive Officers is the same for all, except for the five percent increase for the chief executive officer in relation to the other members and the fees received by one employee officer.

The CEO was also a member of the board of directors, but the compensation he earned as a member of the Executive Officers was not computed for purposes of calculating the compensation of the board of directors and vice-versa, as provided by Ofício-Circular /ANUAL-2024-CVM/SEP. However, the charges related to his total compensation are considered exclusively in the Executive Officers.

The amount of the lowest individual annual compensation was calculated excluding the members of the respective body who have served in the position for less than twelve months, as provided by Ofício-Circular /ANUAL-2023-CVM/SEP.

The number of members corresponds to the annual average of the number of members of the management body, calculated monthly, as provided by Ofício-Circular /ANUAL-2024-CVM/SEP.

Board of Directors
12/31/2023	With the approval of the New Compensation Model of Privatized Eletrobras, the compensation for the Board of Directors began to observe adherence to the market. The amount of the Chairman of the Board of Directors is different from the other members of the Board, who receive identical compensation levels, except for the specific compensation for participation in Committees. The amount of the lowest individual annual compensation was calculated excluding the members of the respective body who have served in the position for less than twelve months, as provided by Ofício-Circular /ANUAL-2024-CVM/SEP. The number of members corresponds to the annual average of the number of members of the management body, calculated monthly, as provided by Ofício-Circular /ANUAL-2024-CVM/SEP.
12/31/2022	With the approval of the New Compensation Model of Privatized Eletrobras, the compensation for the Board of Directors began to observe adherence to the market. The amount of the Chairman of the Board of Directors is different from the other members of the Board, who receive identical compensation levels, except for the specific compensation for participation in Committees. The amount of the lowest individual annual compensation was calculated excluding the members of the respective body who have served in the position for less than twelve months, as provided by Ofício-Circular /ANUAL-2023-CVM/SEP. The number of members corresponds to the annual average of the number of members of the management body, calculated monthly, as provided by Ofício-Circular /ANUAL-2024-CVM/SEP.
12/31/2021

The amount of fees distributed among the members of the Board of Directors is identical for all members.

The amount of the lowest individual annual compensation was calculated excluding the members of the respective body who have served in the position for less than twelve months, as provided by Ofício-Circular /ANUAL-2024-CVM/SEP.

The number of members corresponds to the annual average of the number of members of the management body, calculated monthly, as provided in the Ofício-Circular /ANUAL-2024-CVM/SEP.

Fiscal Council
12/31/2023	The amount of fees distributed among the members of the Audit Board is identical for all members. The lowest individual annual remuneration was calculated by excluding members of the respective body who have held office for less than 12 months, in accordance with Ofício-Circular /ANUAL-2024-CVM/SEP. The number of members corresponds to the annual average of the number of members of the management body calculated on a monthly basis, in accordance with Ofício-Circular /ANUAL-2024-CVM/SEP.

12/31/2022	The amount of fees distributed among the members of the Audit Board is identical for all members. The lowest individual annual remuneration was calculated by excluding members of the respective body who have held office for less than 12 months, in accordance with Ofício-Circular /ANUAL-2024-CVM/SEP. The number of members corresponds to the annual average of the number of members of the management body calculated on a monthly basis, in accordance with Ofício-Circular /ANUAL-2024-CVM/SEP.
12/31/2021	The amount of fees distributed among the members of the Audit Board is identical for all members. The lowest individual annual remuneration was calculated by excluding members of the respective body who have held office for less than 12 months, in accordance with Ofício-Circular /ANUAL-2024-CVM/SEP. The number of members corresponds to the annual average of the number of members of the management body calculated on a monthly basis, in accordance with Ofício-Circular /ANUAL-2024-CVM/SEP.

8.16 Describe contractual arrangements, insurance policies or other instruments that structure mechanisms for compensating or indemnifying directors in the event of removal from office or retirement, indicating the financial consequences for the issuer

With regard to remuneration or compensation mechanisms in the event of removal from office, we would like to inform you that, at the discretion of the Board of Directors, a monthly payment equivalent to a fixed remuneration is possible, for a period of 12 (twelve) months from the termination of the contract that, in this case, the executive's duty of non-competition will be applied in return competition by the executive.

In addition, Company does not have contractual arrangements, insurance policies, or other instruments that structure mechanisms for compensation or indemnification for the management in case of dismissal from office or retirement.

Ist is noted that Eletrobras, under article 27 of its Bylaws, ensures the defense of its management in administrative and judicial proceedings, in addition to maintaining a permanent insurance contract in favor of its management, to protect them from any liability for acts performed in the interest of the Company during the valid exercise – and without conflict of interest – of their office or function.

In compliance with the aforementioned statutory provision, Eletrobras has contracted (approved by Resolution RES – 516/2023, of September 12, 2023) a Directors' and Officers' Liability Insurance ("D&O") policy, with a total premium value of BRL 10,659,538.37, and valid from 09/14/2023 to 09/14/2024. The D&O also extends coverage to all the management of the Wholly Owned Subsidiaries and to the managers appointed by Eletrobras in its Controlled and Affiliated companies.

As an additional protection mechanism, the Bylaws expressly provide the possibility for the Company to enter into indemnity contracts with its management (article 27, § 3 and following). The rules, requirements, limits, and other conditions for the granting of indemnity are contained in Eletrobras' Indemnity Policy, published on the Company's website. The maximum and global limit of indemnity as a result of the Indemnity Contracts under the current Indemnity Policy is BRL 500 million, annually adjusted by the National Broad Consumer Price Index (IPCA), from the approval of this Policy by the Board of Directors on 11/24/2023.

8.17.       In regards to the past three fiscal years and the forecast for the current fiscal year, indicate the percentage of total compensation of each body recognized in the issuer's result referring to members of the board of directors, statutory management or the fiscal council who are related parties to the direct or indirect controlling shareholders, as defined by the accounting rules that address this matter

In the fiscal years of 2022 and 2021, all members of the Board of Directors, Statutory Board, and Fiscal Council considered related parties had a relationship with the Union, the former controller of the Company. Given the completion of the Company's privatization process in July 2022 and the subsequent absence of a controller since then, this item 8.17 is not applicable to the fiscal year of 2023 and the current fiscal year.

Compensation Held by Related Parties for the Fiscal Year Ended as of December 31, 2022
	Board of Directors	Executive Officers	Fiscal Council	Audit and Statutory Risk Committee
Number of Members	9.58	6.33	4.92	5.00
Number of Members - Part Related to Controlling Shareholders	2.80	1.73	4.42	0.00
Total Compensation Amount of the Body in the Fiscal Year	BRL459,824.38	BRL8,084,998.45	BRL376,226.10	BRL1,985,732.60
Amount of the Total Compensation Allocated to Parties Related to the Controller in the Fiscal Year	BRL182,252.07	BRL722,292.28	BRL224,506.58	0.0
% of total Compensation of the body	40%	9%	60%	0%

Compensation Held by Related Parties for the Fiscal Year Ended as of December 31, 2021
	Board of Directors	Executive Officers	Fiscal Council	Audit and Statutory Risk Committee
Number of Members	10.25	5.83	5.00	4.83
Number of Members - Part Related to Controlling Shareholders	4.25	0.75	2.17	-
Total Compensation Amount of the Body in the Fiscal Year	BRL489,995.11	BRL6,443,744.91	BRL326,421.60	BRL1,902,676.40
Amount of the Total Compensation Allocated to Parties Related to the Controller in the Fiscal Year	BRL247,536.37	BRL317,935.23	BRL143,625.48	-
% of total Compensation of the body	45%	4%	40%	0%

8.18.       With respect to the past three fiscal years and the forecast for the current fiscal year, please indicate the amounts recognized in the issuer's income statement as compensation of members of the board of directors, statutory management or the fiscal council, grouped by body, for any reason other than their position, such as commissions and consulting or advisory services provided

There were none in the last 3 fiscal years, and there are no plans in the current fiscal year (2024), of payment of remuneration to members of the Board of Directors, Statutory Board, Fiscal Council, and the Statutory Audit and Risk Committee of Eletrobras for any reason other than the role they hold in Eletrobras. All remuneration received at Eletrobras was and will continue to be solely in relation to the position held in Eletrobras.

8.19.       With respect to the past three fiscal years and the forecast for the current fiscal year, indicate the amounts recognized in the result of direct or indirect controlling companies, companies under common control, and the issuer's subsidiaries, as compensation of members of the issuer's board of directors, statutory management, or fiscal council, grouped by body, specifying on what basis these amounts were attributed to these individuals

There were none in the last 3 fiscal years, and there are no plans in the current fiscal year (2024), for any part of the remuneration supported by Eletrobras' subsidiaries, its direct or indirect controllers, and companies under common control, that have been or may be attributed to the members of the Board of Directors, the Statutory Board, the Fiscal Council, and the Statutory Audit and Risk Committee, and there was not and there is no forecast for any case of remuneration by subsidiaries, controllers, or companies under common control due to the exercise of their position at Eletrobras. Any remuneration received in other companies/organizations was and will continue to be in function of the activities carried out there.

Additionally, regarding remuneration received in other companies and/or organizations, the following indicates, for the current year (2024) and for the years ended on December 31, 2023, 2022, and 2021, the expected remuneration (with respect to 2024) and received (with respect to other years) by the Management and members of the Fiscal Council, and the Statutory Audit and Risk Committee of Eletrobras, recognized in the results of Eletrobras' subsidiaries, the direct or indirect controllers of Eletrobras, or companies under common control, not related to holding a position in the issuer.

In any case, if there is remuneration received from a subsidiary/controlled entity, by indication of Eletrobras or in its interest, such values will be compensated from the annual remuneration of the administrator received in the Company.

Fiscal Year 2024
	Board of Directors	Executive Officers	Fiscal Council	Total
Remuneration received due to the exercise of the position in the Company
Direct and indirect controllers	N/A	N/A	N/A	N/A
Subsidiaries of the Company	N/A	N/A	N/A	N/A
Company under common control	N/A	N/A	N/A	N/A
Other remunerations received, specifying on what basis they were awarded
Direct and indirect controllers	N/A	N/A	N/A	N/A
Subsidiaries of the Company	N/A	N/A	N/A	N/A
Company under common control	N/A	BRL421,816.80	N/A	BRL421,816.80

Fiscal Year 2023
	Board of Directors	Executive Officers	Fiscal Council	Total
Remuneration received due to the exercise of the position in the Company
Direct and indirect controllers	N/A	N/A	N/A	N/A
Subsidiaries of the Company	N/A	N/A	N/A	N/A
Company under common control	N/A	N/A	N/A	N/A
Other remunerations received, specifying on what basis they were awarded
Direct and indirect controllers	N/A	N/A	N/A	N/A
Subsidiaries of the Company	0	BRL246,069.36	0	BRL246,069.36
Company under common control	N/A	BRL421,816.80	N/A	BRL421,816.80

Fiscal Year 2022
	Board of Directors	Executive Officers	Fiscal Council	Total
Remuneration received due to the exercise of the position in the Company
Direct and indirect controllers	N/A	N/A	N/A	N/A
Subsidiaries of the Company	N/A	N/A	N/A	N/A
Company under common control	N/A	N/A	N/A	N/A
Other remunerations received, specifying on what basis they were awarded
Direct and indirect controllers	N/A	N/A	N/A	N/A
Subsidiaries of the Company	N/A	BRL663,995.81	N/A	BRL663,995.81
Company under common control	BRL196,794.00	BRL376,037.56	N/A	BRL572,831.56

Fiscal Year 2021
	Board of Directors	Executive Officers	Fiscal Council	Total
Remuneration received due to the exercise of the position in the Company
Direct and indirect controllers	N/A	N/A	N/A	N/A
Subsidiaries of the Company	N/A	N/A	N/A	N/A
Company under common control	N/A	N/A	N/A	N/A
Other remunerations received, specifying on what basis they were awarded
Direct and indirect controllers	N/A	N/A	N/A	N/A
Subsidiaries of the Company	N/A	BRL987,594.27	BRL43,328.40	BRL1,030,922.67
Company under common control	BRL124,392.00	BRL285,957.12	BRL47,605.44	BRL457,954.44

8.20. Supply other information that the issuer considers relevant

In line with best market practices (nearly all private companies), the Company now presents to investors a compensation proposal considering the fiscal year coinciding with the current calendar year, and no longer the period from April 1 of the current year to March 31 of the following year.

Nonetheless, to promote the proper transparency to investors, we share below the detailed remuneration of the Management, as per the tables below:

•	The amount of Administration Compensation approved in the OGM of 2023 for the period from April 2023 to March 2024;
•	The amount of Administration Compensation realized, considering the period from April 2023 to March 2024;
•	Proposed in the EOGM of 2024 for the fiscal year of 2024, considering the calendar year (January 1, 2024, to December 31, 2024).
Directors' Compensation approved at the OGM 2023)
(Period from April 2023 to March 2024)
	Board of Directors	Executive Officers	Fiscal Council	Board of Directors Advisory Committees	Total
Total number of members	9,00	12,00	5,00	5,00	31,00
Number of paid members	9,00	12,00	5,00	5,00	31,00
Fixed annual compensation
Salary or pro-labore	BRL6,780,000.00	BRL18,120,000.00	BRL755,000.00	-	BRL25,655,000.00
Direct and indirect benefits	0,00	BRL1,794,932.28	-	-	BRL1,497,818.88
Attendance at committees	BRL1,899,924.00	-	-	BRL2.100.000,00	BRL3,999,924.00
Other	-	-	-	-	-
Description of other fixed compensation	-	-	-	-	-
Variable Compensation
Bonus	-	BRL33,090,329.30	-	-	BRL33,090,329.30
Profit Sharing	-	-	-	-	-
Attendance at meetings	-	-	-	-	-
Commissions	-	-	-	-	-
Other	-	-	-	-	-
Description of other variable compensation	-	-	-	-	-
Post-employment	-	BRL2,083,800.00	-	-	BRL2,083,800.00
Termination of office	-	-	-	-	0,00
Share-based, including options1	BRL11,716,106.70	BRL28,473,439.08	-	-	BRL40,189,545.78
Note					-
Total Compensation	BRL20,396,030.70	BRL83,265,387.25	BRL755,000.00	BRL2,100,000.00	BRL106,516,417.95

¹Regarding the forecast for April 2023 to March 2024, the "stock-based compensation" field considers (i) the 2nd transfer to the Statutory Board and the appropriation of the 1st half for the Board of Directors within the framework of the Restricted Stock Plan approved at the 184th EGM; (ii) the estimate of 1/5 of the value of the Stock Option Plan, also approved at the 184th EGM; and (iii) the previously in-force stock-based compensation model, "Phantom Shares," which was discontinued in 2023. In the case of Restricted Shares for the Board of Directors, only the grant occurred in 2023, and the transfer of ownership of the shares will only take place in 2028; similarly, in the case of the Stock Options for the Statutory Board, the grant occurred in 2023, but the exercise of the options will take place at a minimum in 3 years, with two other vesting milestones reached at the 4-year and 5-year marks; Therefore, there is no receipt of Restricted Share values by the Board of Directors, and of Stock Options by the Executive Board between April 2023 and March 2024, but rather, the expense recognition within the period.

Remuneration of Directors in accordance with the term of office (Proposed 63rd OGM)
(Period from April 2023 to March 2024)
	Board of Directors	Executive Officers	Fiscal Council	Board of Directors Advisory Committees	Total
Total number of members	9,00	9,83	5,00	4,00	27,83
Number of paid members	8,17	9,83	5,00	4,00	27,00
Fixed annual compensation
Salary or pro-labore	BRL6,380,498.00	BRL14,665,902.31	BRL715,045.43	-	BRL21,761,445.74
Direct and indirect benefits	-	BRL2,514,359.88	-	-	BRL2,514,359.88
Attendance at committees	BRL1,735,486.14	-	-	BRL1,680,000.00	BRL3,415,486.14
Other	-	-	-	-	-
Description of other fixed compensation	-	-	-	-	-
Variable Compensation
Bonus	-	BRL35,157,652.99	-	-	BRL35,157,652.99
Profit Sharing	-	-	-	-	-
Attendance at meetings	-	-	-	-	-
Commissions	-	-	-	-	-
Other	-	-	-	-	-
Description of other variable compensation	-	-	-	-	-
Post-employment	-	BRL2,036,240.02	-	-	BRL2,036,240.02
Termination of office	-	BRL550,000.00	-	-	BRL550,000.00
Share-based, including options1	BRL3,919,728.12	BRL24,674,254.65	-	-	BRL28,593,982.77
Note	The number of members corresponds to the annual average of the number of members of this management body calculated on a monthly basis, in accordance with Circular Letter/Annual-2024-CVM/SEP.				-
Total Compensation	BRL12,035,712.26	BRL79,598,409.85	BRL715,045.43	BRL1,680,000.00	BRL94,029,167.54

¹ Regarding the realized compensation, the "stock-based compensation" field considers (i) the 1st transfer to the Statutory Board within the framework of the Restricted Stock Plan approved at the 184th EGM; (ii) the appropriation of the 1st half of the value for the Board of Directors under the Restricted Stock Plan approved at the 64th EGM; (iii) the estimate of 1/5 of the value of the Stock Option Plan, also approved at the 184th EGM; and (iii) the previously in-force stock-based compensation model, "Phantom Shares," which was discontinued in 2023. In the case of Restricted Shares for the Board of Directors, only the grant occurred in 2023, with the transfer of ownership of the shares happening only in 2028; similarly, for the Stock Options of the Statutory Board, the grant occurred in 2023, but the exercise of the options will take place at a minimum in 3 years, with two other vesting milestones reached within the periods of 4 years and 5 years; Therefore, there is no receipt of Restricted Share values by the Board of Directors, and of Stock Options by the Executive Board between April 2023 and March 2024, but rather, the expense recognition within the period.

Proposed for the Fiscal Year 2024 (Proposed OEGM 2024)
(Period from January 2024 to December 2024)
	Board of Directors	Executive Officers	Fiscal Council	Board of Directors Advisory Committees	Total
Total number of members	9,00	12,00	5,00	5,00	31,00
Number of paid members	9,00	12,00	5,00	5,00	31,00
Fixed annual compensation
Salary or pro-labore	BRL9,300,000.00	BRL18,180,000.00	BRL757,500.00	-	BRL28,237,500.00
Direct and indirect benefits	0,00	BRL1,794,932.28	0,00	0,00	BRL1,794,932.28
Attendance at committees	-	-	-	BRL2,100,000.00	BRL2,100,000.00
Other	-	-	-	-	-
Description of other fixed compensation	-	-	-	-	-
Variable Compensation
Bonus	-	BRL29,395,950.00	-	-	BRL29,395,950.00
Profit Sharing	-	-	-	-	-

Attendance at meetings	-	-	-	-	-
Commissions	-	-	-	-	-
Other	-	-	-	-	-
Description of other variable compensation	-	-	-	-	-
Post-employment	-	BRL2,448,690.87	-	-	BRL2,448,690.87
Termination of office	-	BRL770,000.00	-	-	BRL770,000.00
Share-based, including options1	BRL3,919,728.12	BRL14,507,463.06	-	-	BRL18,427,191.18
Note					-
Total Compensation	BRL13,219,728.12	BRL67,097,036.21	BRL757,500.00	BRL2,100,000.00	BRL83,174,264.33

¹Regarding the forecast for the fiscal year 2024, the "stock-based compensation" field considers (i) the 3rd transfer under the Restricted Stock Plan proposed in this EOGM; (ii) the appropriation of the 2nd half of the value for the Board of Directors under the Restricted Stock Plan proposed in this EOGM; and (iii) the estimate of 1/5 of the value of the Stock Option Plan, also proposed in this EOGM. In the case of Restricted Shares for the Board of Directors, only the grant occurred in 2023, and the transfer of ownership of the shares will only take place in 2028; similarly, in the case of the Stock Options for the Statutory Board, the grant occurred in 2023, but the exercise of the options will take place at a minimum in 3 years, with two other vesting milestones reached at the 4-year and 5-year marks; Therefore, there is no receipt of Restricted Share values by the Board of Directors, and of Stock Options by the Executive Board in the fiscal year 2024, but rather, the expense recognition within the period.

SCHEDULE D

Historical information on Management compensation effectively paid compared to approved maximum aggregate compensation at the OGM

(a)               Amounts approved in the previous proposal and amounts actually performed:

Although Eletrobras will adopt, as of the 2024 OGM, the fiscal year (coinciding with the calendar from January 1 to December 31) as the period of the Compensation Proposal, we present below a comparison between approved historical maximum aggregate compensation approved for the Management at the OGM and the effective paid for the period between April 1, 2023, and March 31, 2024, to offer due transparency to the investor.

At the Company's Annual General Meeting held on April 27, 2023, the maximum aggregate compensation of the Company's management for the period between April 1, 2023 and March 31, 2024 was approved in the amount of BRL106,516,417.95, while for the same period the amount of BRL94,029,167.54 was effective paid to the management, which corresponds to a variation of -11.7%, as shown in the table below:

BRL	Approved at OGM/23 (April 2023 to March 2024)	Effective paid (April 2023 to March 2024)	Difference between Approved and Effective paid
	(A)	(B)	(C) = (B)-(A)
Executive Officers¹	83,265,387.25	79,598,409.85	-3,666,977.40
Board of Directors¹	20,396,030.70	12,035,712.26	-8,360,318.44
Fiscal Council	755,00.00	715,045.43	-39,954.57
Board Advisory Committees	2,100,000.00	1,680,000.00	-420,000.00
Total	106,516,417.95	94,029,167.54	-12,487,250.42

¹transfer of shares to the Directors will only take place in April 2028, while the maturity period for the Call Options granted to the CEO and Vice Presidents is at least three, four and five years from options granted in 2023. Therefore, the values of these items are represented as an expense appropriation in the period, and there is no actual payment of these estimated values

(b)              Any differences between the amounts in current Compensation Proposal and the previous compensation proposal and the information described in Section 8 of the Company's Reference Form (Formulário de Referência):

We present the table below to demonstrate that the proposed amounts for the 2024 OGM are based, with occasional refinements, on the fixed Compensation levels/systems, Stock Option Plan, Restricted Stock Plan and bonus program approved at the 2023 OGM and the December 2022 EGM.

Group	Component	Approved at the 2023 EGM from (April 2023 to March 2024)	Proposed at the 2024 OGM (January 2024 to December 2024)	Comparison between OGM 2023 and OGM 2024	Comments
Executive Officers	No. of Paid Members.	Up to 12 (1 Chairman and 11 Vice-Chairmen)	Up to 12 (1 Chairman and 11 Vice-Chairmen)	Same quantity	-
	Highest Monthly Fixed Compensation of the Executive Officers	BRL300,000	BRL300,000	Same Level	-
	Average Monthly Fixed Compensation of the Executive Officers	BRL110,000	BRL110,000	Same Level	-
	Annual Variable Compensation (AVC) and "PHANTOM SHARES"	Up to 12 compensations	-	Program ended in 2023	The AVC 2022 (payment in 2023) consisted of a model applicable to state-owned enterprises, which was discontinued in 2023, as reported at the OGM of 2023.
	Short-Term Incentive (STI) – Bonus Program (highest maximum compensation among the managers)	Up to 24 compensations	Up to 24 compensations	Same Systematics,	The values related to the Bonus Program for the fiscal year 2024 are included in the total amount proposed for the OGM of 2024.
	Long-Term Incentive (LTI) – Stock Option Plan¹	Expected Option to be granted from April 2023, of up to 11,517,645 (total quantity for 5 years), with an estimated total value of BRL75,453,996.00. Therefore, for the period from April 2023 to March 2024, 1/5 of the value, or BRL 15,090,799, was appropriated at the OGM..	Options effectively granted of 7,080,200 (total quantity for 5 years), with an estimated total value of BRL46,375,310. Therefore, for the fiscal year 2024, 1/5 of the value, or BRL9,275,062, will be appropriated at this OGM, which refers to the 2nd year of the Program, and considers the beneficiaries who remain in the Company.	Same Systematics, with a reduction in quantity

With the option effectively granted, 1/5 of the total value of the Program, or BRL 9,275,062, will be appropriated for the OGM of 2024, which refers to the 2nd year of the Program.

The Beneficiary’s dismissal or resignation results in the loss to exercise their options. Therefore, there was a reduction in the number of options for executives who left the Company.

	Long-Term Incentive (LTI) – Restricted Stock Plan	Granted rights on March 2023 of up to 1,684,524 restricted shares. The 1st transfer (approved at the 184th EGM) occurred on March 31, 2023, of 336,905 (forecast at the time) restricted shares, and the 2nd transfer on 31.03.2024 (approved at the 63rd OGM), of 336,905 (forecast at the time) restricted shares, at an estimated value of BRL10,875,286.94 (market price of BRL32.28 on March 14, 2023).	Granted rights on March 2023 of 810,428 restricted shares. Considering the transfer made on March 2023, and the beneficiaries who remain in the Company, the 3rd transfer occurs in 2025, of 162,086 restricted shares, at an estimated value of BRL5,232,123 (maintaining a market price of BRL 32.28 on March 14, 2023).	Same Systematics, with a reduction in quantity

At the end of March 2023, the possibility of including new beneficiaries and making new transfers within the Restricted Stock Plan was concluded. The values related to the restricted shares for the 3rd transfer are included in the total amount proposed for the OGM of 2024. The Beneficiary’s dismissal or resignation results in the loss to exercise their rights. Therefore, there was a reduction in the quantity of restricted shares for executives who left the Company.

The two Board of Directors members who also became Executive Officers transitioned to the specific rules of the Restricted Stock Program for executives, with no accumulation of compensation due to the holding of multiple positions. Therefore, the values of their restricted shares are now calculated within this group.

Board of Directors	No. of Paid Members.	Up to 9	Up to 9	Same quantity	-
	Monthly Fixed Compensation of the Board of Directors (highest compensation of the board members)	BRL85,000	BRL95,000	Same Level	Differentiation in relation to other Board members, in line with market practices.
	Average Monthly Fixed Compensation of the Board of Directors (average, excluding the highest compensation of the board members)	BRL60.000 + Up to BRL 25.000 (participation in committees)	BRL85.000	Same Levels, different methodology	The values related to Committee participations have been integrated into the fixed compensation, in line with market practices, as acting as a Board of Directors member should equally take into account the time and dedication necessary for participation in advisory committees. Moreover, it was considered that each board member already acts, on average, in two committees. It should be noted that executives who are exceptionally holding both a Board of Directors member position and an advisory committee member position do not receive any fixed compensation associated with their role in the latter position.
	Long-Term Incentive ("LTI") - Restricted Stock Plan¹	Adjustment in Quantity: Transfers of up to 725,905 restricted shares on March, 2023, with a single transfer of the 725,905 shares on April 30, 2028, at an estimated value of BRL23.4 million (market price of BRL32.28 on March 14, 2023)	Considering the transfers made on March 2023 of 242,856 restricted shares, there will be a single transfer of the 242,856 shares on April 30, 2028, at an estimated value of BRL7,839,392¹ (maintaining the market price of BRL32.28 on March 14, 2023).	Same Systematic, with an adjustment in quantity

For the total amount of the OGM of 2024, a value of BRL3,919,728 million will be appropriated, corresponding to half of the total shares, since by the end of this OGM's period (March 2025), the last half of the mandate period (April 2025) will have been completed. The first half had been appropriated at the OGM of 2023.

The two Board of Directors members who also became Executive Officers transitioned to the specific rules of the Restricted Stock Program aimed at executives, with no accumulation of compensation due to the holding of multiple positions. Therefore, the values of their restricted shares are now calculated within the mentioned group.

Fiscal Council	No. of Paid Members.	Up to 5	Up to 5	Same quantity	-
	Fixed Monthly Compensation of the Fiscal Council	BRL12,583	BRL 12,625	Same Systematics	If the Fiscal Council is established, its compensation is calculated based on legal premises (ten percent of the average monthly fixed compensation of the members of the Board of Officers).
External Members of the Advisory Committees to the Board of Directors	Fixed Monthly Compensation of External Member of Board Advisory Committees	BRL35,000	BRL35,000	Same Level	-

¹The transfer of shares to the Board of Directors members will only occur in April 2028, and the maturity period for Stock Options for the CEO and Vice-Presidents has a minimum maturity period of 3, 4, and 5 years. Therefore, in both cases, there is no receipt of the estimated values mentioned for the fiscal year 2024, but rather, the appropriation of the expense during the period.

Below, for comparison purposes and transparency to shareholders, we present a table that compares the total maximum compensation of the Company’s management approved at the OGM of 2023 with that Proposed Compensation at the OGM of 2024:

Groups	Approved on 2023 OGM (Apr23 to Mar24)	Proposed on 2024 OGM (jan24 to dec24)	Difference (C) = (B)-(A)	Comments
	(A)	(B)
Fixed Compensation	18,120,000	18,180,000	60,000	-
Benefits	1,497,819	1,794,932	297,113	-
Post-employment	2,083,800	2,448,691	364,891	-
AVC 2022 (+closing)	6,268,382	-	-6,268,382	The AVC was a model applicable to state-owned enterprises, which was discontinued in 2023, as reported at the OGM of 2023.
Severance	-	770,000	770,000	Conditions agreed upon in the termination of officers agreement in 2023.
Bonus Program	29,329,300	29,395,950	66,650	-
Stock Option Plan¹	15,090,799	9,275,340	-5,815,459	Reduction in the quantity of Stock Options, reflecting the departure of executives from the Company and the inclusion of board members who became members of the Board of Officers. See comments from the table above on LTI - Stock Option Plan..
Restricted Stock Program	10,875,287	5,232,123	-5,643,164	Reduction in the quantity of Restricted Shares, reflecting the departure of executives from the Company and the inclusion of board members who became members of the Board of Officers. See comments from the table above on LTI - Restricted Stock Plan.
Total – Executive Officers	83,265,387	67,097,036	-16,168,351
Board of Directors	8,679,924	9,300,000	620,076	-
Restricted Stock Plan¹	11,716,107	3,919,728	-7,796,379	Reduction in the quantity of restricted shares due to board members who became executive officers and transitioned to the rules applicable to executives, as explained in the table above on LTI – Restricted Stock Plan..
Fiscal Council	755,000	757,500	2,500	-
Advisory Committees	2,100,000	2,100,000	-
Total Board and Committees	23,251,031	16,077,228	-7,173,803
Total	106,516,418	83,174,264	-23,342,154

¹In the case of Restricted Shares for the Board of Directors, the transfer of ownership of the shares will only occur in 2028; similarly, in the case of Stock Options for the Board of Officers, the exercise of the options will occur at least 3 years after 2023, with two other vesting milestones reaching the periods of 4 years and 5 years; Therefore, there is no receipt of Restricted Share values by the Board of Directors, and of Stock Options by the Executive Board for the fiscal year 2024, but rather, the recognition of the expense during the period.

Due to (i) the maintenance of fixed compensation levels; (ii) the reduction in the quantities of restricted shares and stock options; and (iii) the termination of the AVC 2022, it is proposed to approve a total compensation amount equivalent to BRL83,174,264 for the fiscal year 2024, a level that is BRL23,342,154 (21.9%) lower than what was proposed and approved by shareholders in 2023.

Schedule C to the Eletrobras Management Proposal for the OGM contains information regarding the compensation of Management, Fiscal Council members, and members of the Advisory Committees to the Board, of Section 8 of the Company's Reference Form (Formulário de Referência).

SCHEDULE E

Information required under Schedule B of Resolution CVM 81/2022 (proposal for amending the "Eletrobras Compensation Plan Based on Stock Options" approved at the Company's Extraordinary Shareholders' Meeting held on December 22, 2022)

The management of Eletrobras has proposed to the shareholders, by means of the Ordinary and Extraordinary General Meeting of Eletrobras, to be held on April 26, 2024 ("OEGM 2024"), the amendment for specific adjustments to the “Eletrobras Restricted Share-Based Compensation Plan” approved at the Extraordinary General Meeting of the Company held on December 22, 2023 (“Restricted Shares Plan” or “Plan”). Except for what is expressly indicated below and in Schedule I as an amendment proposal of the Restricted Shares Plan, the other terms and conditions of the Plan are not being amended.

1.	Provide a copy of the proposed plan

A copy of the Stock Option Plan, including the changes proposed for the 2024 OEGM, is attached to this Management Proposal as Schedule G.

2.	Inform the main characteristics of the proposed plan, identifying

a)           Potential beneficiaries

May be elected as beneficiaries of the Stock Option Plan, the management, employees, collaborators or service providers of the Company, or its subsidiaries, as long as they are appointed by the Company's Board of Directors or by a Committee appointed by the Board for this purpose ("Beneficiaries").

b)               Maximum number of Options to be granted

In the context of the Stock Option Plan, the options to be granted to the Beneficiaries cannot exceed the limit of 1.1% of the Company's total share capital on December 22, 2022, the date of approval of the plan by the Company's Extraordinary General Meeting ("Option").

c)                Maximum number of shares covered by the plan

The maximum number of shares that may be acquired due to the exercise of the Option granted to the Beneficiaries may not exceed the limit of 25,313,506 shares, equivalent to 1.1% of the Company's total share capital on December 22, 2022.

For the purposes of this limit, all shares corresponding to options actually exercised or exercisable by the Beneficiaries are considered, regardless of the settlement model of said option. The shares corresponding to the options that are canceled, lapse, expire or prescribe, for whatever reason, will not be computed for the purposes of the limit provided for above and, therefore, will again be available for future grant under the terms of the Stock Option Plan.

d)               Acquisition conditions

The granting of Options will necessarily be carried out upon the conclusion of the Agreements for the Granting of Stock Options between the Company and the Beneficiaries, which may take place at any time, while the Stock Option Plan is in force (“Granting Agreements” or “Agreements”).

The Options granted were divided into at least 3 blocks, for which the beneficiaries may exercise the Options and acquire shares belonging to the blocks, provided that the conditions set out in the Stock Option Plan and in the respective Option Programs and Granting Agreements are fulfilled.

Among the exercise conditions, the Plan provides for maturity periods of (i) 3 years for one third of the Options; (ii) 4 years for one third of the Options; and (iii) 5 years for one third of the Options, all counted from the date of grant, during which the beneficiary must continue to hold their respective position in the Company.

With the amendment to the Options Plan proposed to the 2024 OEGM, the Board of Directors may determine, on an extraordinary basis, that the starting point of the respective maturity period of the Options is on a date prior to the date of execution of the respective grant agreement, provided that the approval of the grant by the Company's Board of Directors has taken place during the 2023 fiscal year.

Also, additional exercise conditions can be set, such as those relating to the achievement of individual and/or collective goals.

e)                Detailed criteria for setting the exercise price

The Option Plan establishes a minimum exercise price per share of BRL 42.00, which corresponds to the price charged for the Company's capital increase in the context of the public offering concluded on June 10, 2022.

In accordance with the Option Plan, the Option Program approved by the Board of Directors ("Option Program") establishes that the exercise price of the Options will be fixed in the respective Granting Agreements, but cannot be less than BRL42.00, to be monetarily restated by the variation of the IPCA/IBGE (National Broad Consumer Price Index, published by the IBGE - Brazilian Institute of Geography and Statistics) from June 10, 2022 until the date of exercise of the Options.

The exercise price may also be increased by a spread, as determined by the Board of Directors.

Also, with the amendment to the Option Plan proposed for the 2024 OEGM, the exercise price set in the Agreement may not be lower than the average price per share of the Company on the date of the grant. The average price will be calculated based on the average closing price of the Company's common shares traded on “B3 S.A. - Brasil, Bolsa, Balcão” (ticker: ELET3), in the 90 trading sessions prior to the respective date on which the Options are granted to each beneficiary, weighted by the trading volume of such common shares.

The Board of Directors may adjust the exercise price for dividends, interest on equity, or income distributed by the Company in the period between the grant date and the exercise date of the options, as provided for in the respective agreements.

f)                 Criteria for setting the exercise period

The Options granted pursuant to the Options Plan will become mature, that is, may be exercised, in accordance with deadlines and rules provided for in the Options Plan and in the relevant program, in compliance with the minimum requirements, in order to meet the objectives of: (i) retention of Beneficiaries; and (ii) sustainable generation of long-term value.

Once the Stock Option Granting Agreement has been concluded, the beneficiary may exercise the Options comprising the batches.

The maximum period of exercise of the Options is 120 days from the date on which such Options become exercisable, that is, after the end of their respective maturity period. of the last maturity period in force

The Board may postpone the exercise of the Options, in the event of a period of prohibition on trading in the Company's shares, in accordance with Eletrobras' Securities Trading Policy and the current legislation. If the maximum period for exercising the Options ends during a prohibition period, this period will be automatically extended to 5 days from the end of the prohibition period..

g)               Options Settlement Method

The options will be settled through the delivery of the Company's common shares to the Beneficiaries, either through the issuance of new shares or through the transfer of shares held in treasury.

As provided for in the Stock Option Plan and further detailed in the respective Granting Agreements, once the beneficiary has exercised the Options comprising batches vested, the Company may choose to settle the relevant Options by delivering an amount of shares calculated in accordance with the formula indicated below, so that there will be no disbursement of funds by the beneficiary:

Whereas:

= means the number of shares to be transferred to the beneficiary;

= means the amount representing the average price per share of the Company, to be determined by the Company on the basis of the average closing price of its common shares traded on “B3 S.A. - Brasil, Bolsa, Balcão” (ticker: ELET3), in the 90 trading sessions prior to the date on which the Company received a notice of exercise, weighted by the trading volume of such common shares;

= means the Options Exercise Price; e

= means the number of options in the respective exercised batch.

In case the Company does not opt for settlement in the terms indicated above, the beneficiary must pay the Exercise Price within 90 days, which may be extended by decision of the Board of Directors for 90 additional days, counted from receipt of the notice of exercise.

No option will be delivered to the beneficiary unless all legal and regulatory requirements have been fully complied with.

h)               Criteria and events that, when verified, will cause the suspension, alteration or extinction of the plan

The Stock Option Plan remains in force for 3 years and can be terminated or modified at any time by decision of the General Shareholders' Meeting. Any significant legal change regarding the regulation of joint stock companies, public companies, labor legislation or the tax effects of the Stock Option Plan may lead to its full revision.

In case of an increase or reduction in the share capital or other operations that imply a change in the number of shares, as well as a change in the class or type of the Company's shares, for whatever reasons, it is up to the Board of Directors to assess any adjustment to the Stock Option Plan, in order to avoid losses to the beneficiaries and to the Company.

Also, in case of a stock split or reverse stock split or dividends paid through the delivery of shares, the number of Options granted may be adjusted upwards or downwards, as determined by the Board of Directors.

3.	Justify the proposed plan, explaining:

a)                The main objectives of the plan

The purpose of the Stock Options Plan is to align the Company's remuneration model, in its new stage as a private company, with market practices and the Company's challenges of attracting and retaining talent, as well as generating long-term value, by incorporating long-term incentives.

Thus, the Stock Option Plan allows the alignment of interests between the Company, its shareholders and the Beneficiaries, to the extent that the potential gains and risks of the Company's performance will be shared. In addition, it contributes, in particular, to the development of a high-performance professional culture and to decision-making that prioritizes long-term results, exceeding targets and creating value and the sustainable growth of the Company.

b)               How the plan contributes to those objectives

The Stock Option Plan contributes to achieving the above objectives to the extent that (i) the Company will be able to retain current key professionals and attract new talent, in addition to fostering a high-performance culture, through long-term incentives conditional on meeting previously established targets, which will serve as a driving force for unlocking the capitalization's value levers; (ii) the Beneficiaries will only be entitled to acquire the shares and capture the growth in shareholder value above the exercise price defined in the Stock Option Plan, if the previously set targets and triggers are fulfilled, which is a great incentive for high performance, exceeding targets and maximizing the capacity to generate value in the medium and long term; and (iii) the shareholders, who will be able to count on the appreciation of the shares issued by Eletrobras and the maximization of the return on their investments in the medium and long term, establishing a lasting responsibility aligned with the future prosperity of the Company and its shareholders

Therefore, the Stock Option Plan aims to contribute to Eletrobras being able to count on the best professionals to conduct the transformation process that is underway, making it possible to retain current talents and attract new ones, who can lead the new challenges arising from Eletrobras' privatization process (capitalization).

c)                How the plan fits into the company's compensation policy

The Stock Options Plan is part of the long-term incentive plan, which was structured to generate value for both the Company and its shareholders. These long-term incentives represent a significant portion of the Beneficiaries’ total remuneration, reflecting the commitment to a culture of high performance and meritocratic practices, given that the Beneficiaries will be able to directly benefit from the value generated over time for the Company and its stakeholders. Also, the Option Plan provides that the Board of Directors may also establish additional targets, triggers and specific challenges to strengthen the link between remuneration, performance and value Generation.

d)               How the plan aligns the interests of the Beneficiaries and the company in the short, medium and long term

In the context of Eletrobras’ transformation, the Stock Option Plan is an essential tool for establishing a meritocratic culture, capable of retaining and rewarding its talents and structured to ensure full alignment between the interests of the Beneficiaries, the Company and its shareholders.

The Stock Option Plan was developed on the basis of goals to be considered jointly or separately, such as profitability and long-term value generation, as well as triggers and challenges for the Company, guided by the Company's Strategic Plan.

In this context, the Stock Option Plan also provides that the exercise price per Option granted may not be less than (i) the amount of BRL 42.00 (increased by the positive variation of the IPCA as from June 2022 and subject to the addition of a spread); and (ii) the market value of the Company's common shares, to be determined on the basis of the average closing price of the 90 trading sessions prior to the respective grant date, weighted by the trading volume of such shares.

Thus, it allows the managers (and other Beneficiaries) for seeing a direct association between their performance and the capture of part of the value relating to the appreciation of the Company's shares in relation to the exercise price defined in the Stock Option Plan, as well as allowing the Beneficiaries and the Company's shareholders, who supported the privatization and approved the Stock Option Plan, to share the value generated in the long term with each other.

4.     Estimate the company's expenses arising from the plan, according to the accounting rules that deal with this matter

The Company adopts the fair value model established under Technical Pronouncement CPC 10 (R1) of the Accounting Pronouncements Committee (CPC), which deals with share-based payment, as approved by CVM Resolution 97 dated May 20, 2022 to measure its accounting expenses related to the granting of Options. The assumptions needed to determine the fair value will only be verified on the date the Options are granted and the amount granted. Given that the maximum limit of Options to be granted under the Stock Option Plan has not yet been fully consumed, it is not possible to price the fair value in its entirety at this stage. Therefore, based on the assumptions identified in item 8.12 of Schedule C to this Proposal, as well as based on the best estimates available at the moment, we estimate for the statutory members a total cost over the 5 years of BRL 46,375,310, which refers to the granting of 7,080,200 options, having been used for fair value purposes: (i) BRL 5.11 for year 3; (i) BRL 6.42 for year 4; and (ii) BRL 8.13 for year 5.

SCHEDULE F

"From/To" table of the proposed changes to the Compensation Plan Based on Stock Purchase Options

Clause	From	To	Comments
1.1 (e)	e) “Exercise of the Option”: effective subscription or purchase of the Stocks related to the Options previously granted to the Participants, under the terms of this Plan and respective Programs.	e) “Exercise of the Option”: effective subscription or purchase of the Stocks related to the Options previously granted to the ~~Participants~~ Beneficiaries, under the terms of this Plan and respective Programs.	Wording adjustment.
1.1 (f)	f) “Stock Purchase Options Plan” or “Stock Option Plan” or “Plan”: Compensation Plan Based on Stock Options approved at the general meeting of Eletrobras.	f) “Stock Purchase Options Plan” or “Stock Option Plan” or “Plan”: Compensation Plan Based on Stock Options approved at the general meeting of Eletrobras, as amended.	Wording adjustment.
1.1 (k)	k) “Program”: Stock Option Program approved by the Board of Directors, based on this Plan.	k) “Program”: Stock Option Program approved by the Board of Directors, based on this Plan, as amended.	Wording adjustment.

2.3	2.3. The Options Plan, in short, aims to contribute so that Eletrobras can count on the best professionals to conduct the ongoing transformation process, enabling the retention of current talents and the attraction of new ones, which may lead the new challenges arising from the privatization process of Eletrobras (capitalization).	2.3. The Options Plan, in short, aims to contribute so that Eletrobras can count on the best professionals to conduct the ongoing transformation process, enabling the retention of current talents and the attraction of new ones, which may lead the new challenges arising from the privatization process of Eletrobras (~~“~~capitalization~~”~~).	Wording adjustment.

4.1	4.1. The Plan Program must be approved by the Board of Directors until March 2023, and the Exercise Price of the option to purchase common shares will be at least R$ 42.00 (forty-two reais), which corresponds to the price practiced in the Company's capital increase, in a public offering for the distribution of shares, concluded on June 10, 2022, as announced on the same date.

4.1.       The Plan Program must be approved by the Board of Directors until March 2023, and the Exercise Price of the Options ~~Option~~ to Purchase common shares ~~will be at least~~ to be established in the respective Granting Agreements may not be less than the:

(i) the amount of BRL 42.00 (forty-two reais) per share, which corresponds to the price practiced in the Company's capital increase, in a public offering of distribution of shares, concluded on June 10, 2022, as announced on the same date; and, cumulatively,

(ii) average price per share of the Company, to be determined by the Company based on the average closing price of its common shares traded on the B3 S.A. – Brasil, Bolsa, Balcão (ticker: ELET3), in the 90 (ninety) trading sessions prior to the date on which the Options are granted to each Beneficiary, weighted by the trading volume of such common shares.

As a rule, the company does not set the exercise price at a level lower than the market value of the shares. The adjustment seeks to bring transparency to what the company already does in practice.
6.4	Not applicable	6.4. Exclusively in relation to Beneficiaries for whom the Company has approved the granting of Options during the 2023 fiscal year, the Board of Directors may set the initial milestone for calculating the Maturity Period of their respective Options on a date prior to the date of the respective Grant Agreement, always on a date after the Beneficiary's investiture or admission, but in no event prior to June 01, 2023.	In order to build a Program that would ensure adherence to the long-term interests of shareholders, there were relevant discussions in 2023 that had the impact of postponing the availability, by the Company, of the Granting Agreements for the signatures of the Vice-Presidents. The adjustment, therefore, is intended not to harm executives due to the Company's transition period and will only apply to grants approved by the Board of Directors during the 2023 fiscal year. It should also be noted that the change relates exclusively to the start of the date for calculating the maturity period, and therefore there is no change to other conditions set out in the Options Plan (exercise price, vesting conditions, etc.).

6.6 (former 6.5)	6.5. After the exercise of options and effective receipt of shares by the Beneficiary, the Beneficiary is prevented from selling such shares for a period of 180 days, defined as the Lock-up Period.	6.6. After the exercise of options and effective receipt of shares by the Beneficiary, the Beneficiary is prevented from selling such shares for a period of 180 days, defined as the Lock-up ~~period~~ Period.	Wording adjustment.
8.5	8.5. For the purpose of restricting trading, the common shares that are acquired with the exercise of the Options must not observe the Lock-up Period, in addition to what is already provided by law, by applicable regulations, by the Securities Trading Policy of the Company and the Lock Up Period provided in this Plan.	8.5. For the purpose of restricting trading, the common shares that are acquired with the exercise of the Options must ~~not~~ observe the Lock-up ~~period~~ Period, in addition to what is already provided by law, by applicable regulations, by the Securities Trading Policy of the Company and the Lock Up Period provided in this Plan.	Wording adjustment to bring the wording of item 8.5 into line with the wording of item 6.6 of the Options Plan, clarifying that the shares acquired as a result of the exercise of the Options will be subject to the 180-day Lock-Up Period.
9.1	9.1. The options will be settled upon delivery of shares by the Company to the beneficiaries.	9.1. The options will be settled upon delivery of shares by the Company to the ~~b~~Beneficiaries.	Wording adjustment.

9.3, caput.	9.3. If there are capital reserves in adequate amounts, the Company may choose to issue and deliver to the Beneficiary only the number of Shares corresponding to the difference between the Settlement Price and the Exercise Price, multiplied by the total number of options exercised by the participant and divided by the Settlement Price:	9.3. If there are capital reserves in adequate amounts, the Company may choose to issue and deliver to the Beneficiary only the number of Shares corresponding to the difference between the Settlement Price and the Exercise Price, multiplied by the total number of options exercised by the ~~participant~~ Beneficiary and divided by the Settlement Price:	Wording adjustment.
9.4	9.4. In the event of item 9.3, there will be no disbursement of funds by the participant for the subscription or purchase of shares, subject to the provisions of item 10.4.	9.4. In the event of item 9.3, there will be no disbursement of funds by the ~~participant~~ Beneficiary for the subscription or purchase of shares, subject to the provisions of item 10.4.	Wording adjustment.
9.6	9.6. No share will be given to the participant unless all legal and regulatory requirements have been fully complied with.	9.6. No share will be given to the ~~participant~~ Beneficiary unless all legal and regulatory requirements have been fully complied with.	Wording adjustment.
10.6	10.6. If the number of shares issued by the Company is increased, reduced, there is a split or grouping or dividends paid in shares, the Board of Directors may make the appropriate adjustments in the number of shares granted to each Participant.	10.6. If the number of shares issued by the Company is increased, reduced, there is a split or grouping or dividends paid in shares, the Board of Directors may make the appropriate adjustments in the number of shares granted to each ~~Participant~~ Beneficiary.	Wording adjustment.

SCHEDULE G

Stock Option Plan with consolidated proposed changes

ELETROBRAS COMPENSATION PLAN
BASED ON STOCK PURCHASE OPTIONS

(“STOCK OPTIONS”)

1.	DEFINITIONS

1.1.          For the purposes of definitions, there are:

a)               “Beneficiaries”: management, employees, collaborators or service providers of the Company, or its subsidiaries, provided they are selected by the Company's Board of Directors or by a Committee appointed for this purpose, to participate in the Program to be approved by the Board of Directors for this Stock Option Plan.

b)               “Company” or “Eletrobras”: Centrais Elétricas Brasileiras S/A – Eletrobras: Eletrobras S.A.

c)               “Board of Directors”: Company’s Board of Directors.

d)               “Stock Option Grant Agreement” “Agreement” or “Granting Agreement”: a private instrument for granting the option to purchase stocks, entered into by and between the Company and Beneficiaries, which will grant the right to exercise the Option under the Program to be approved by the Board of Directors on the basis of this Options Plan.

e)               “Exercise of the Option”: effective subscription or purchase of the Stocks related to the Options previously granted to the Participants, under the terms of this Plan and respective Programs.

f)                “Stock Purchase Options Plan” or “Stock Option Plan” or “Plan”: Compensation Plan Based on Stock Options approved at the general meeting of Eletrobras.

g)               “Exercise Price”: value established in the Program to be considered for subscription or purchase of Shares resulting from the exercise of Options.

h)               “Maturity Period”: grace period between the grant date and the date from which the options will mature and, therefore, be able to be exercised, provided that the other requirements and conditions stipulated by the Board of Directors are fulfilled.

i)                “Maximum Exercise Period”: limit date for the exercise of matured options, under penalty of forfeiture of this right.

j)                “Settlement Price”: corresponding to the average price of the Company's shares for a period of 90 calendar days weighted by the volume of share trading.

k)               “Program”: Stock Option Program approved by the Board of Directors, based on this Plan.

l)                “Option”: possibility of subscription or purchase, by the Beneficiaries, of common, book-entry shares with no par value, issued by the Company, at the price and conditions established in the Program, in compliance with all the terms and conditions of this Plan.

m)             “Lock-up Period”: Period of 180 calendar days, counted from the exercise of the option, within which the Beneficiary may not dispose or encumber the shares received through the exercise of his options.

2.	OBJECTIVE OF THE PLAN

2.1.          The purpose of the Stock Option Plan is to enable the long-term incentives, associated with the fulfillment of previously defined goals, in the Beneficiaries' compensation package, transforming them into potential shareholders of the Company, which will allow the alignment of interests between the Company, its shareholders and Beneficiaries, to the extent that the potential gains and risks of the Company's performance will be shared, which will contribute, in particular, to the development of a professional culture of high performance and to decision-making that favors results long-term goals, exceeding goals and creating value and the Company's sustainable growth.

2.2.          In the current context of Eletrobras' transformation, the Options Plan is an essential tool for the solidification of a meritocratic and high-performance culture, capable of ensuring full alignment between the interests of the Beneficiaries, the Company and its shareholders, since that: (i) the Company will be able to retain current key professionals and attract new talent, in addition to fostering a high-performance culture, through long-term incentives conditioned to the achievement of previously established goals, which will serve as a driving force for unlocking capitalization value levers; (ii) the Beneficiaries will only be entitled to acquire the shares and capture the growth in share value above the exercise price defined in this Stock Option Plan, if the previously established targets are met, which represents a great stimulus for high performance, exceeding goals and maximizing the ability to generate value in the medium and long term; (iii) the shareholders, who, given the work of professionals in favor of the rapid unlocking of the capitalization value levers and the consequent maximization of the Company's value, will be able to count on the appreciation of the shares issued by Eletrobras and the maximization of the return of their investments in the medium and long term.

2.3.          The Options Plan, in short, aims to contribute so that Eletrobras can count on the best professionals to conduct the ongoing transformation process, enabling the retention of current talents and the attraction of new ones, which may lead the new challenges arising from the privatization process of Eletrobras (capitalization).

2.4.          The Board of Directors may establish Programs, with a specified period of validity, as well as determine the maximum limit of options that may be granted under such Program, based on the general guidelines of this Plan.

3.	ELETROBRAS STOCK OPTIONS PURCHASE TEMPLATE

3.1.          At the discretion of the Board of Directors, or of a Committee appointed by the Board for this purpose, Options may be granted, through Granting Agreements, granting them, periodically, the right to exercise the purchase of a certain number of common shares, to a certain price and in a certain period, according to terms, terms and conditions to be defined by the Company's Board of Directors, subject to the rules set forth in this Plan.

3.2.          Any costs related to this Options Plan that are related to directors, tax advisors or committee members will integrate their remuneration package and will always depend on approval by the General Meeting of Shareholders, according to relevant legislation.

4.	EXERCISE PRICE OF THE STOCK PURCHASE OPTION

4.1.          The Plan Program must be approved by the Board of Directors until March 2023, and the Exercise Price of the Options to Purchase common shares to be established in the respective Granting Agreements may not be less than the:

(i) the amount of BRL 42.00 (forty-two reais) per share, which corresponds to the price practiced in the Company's capital increase, in a public offering of distribution of shares, concluded on June 10, 2022, as announced on the same date; and, cumulatively, and

(ii) average price per share of the Company, to be determined by the Company based on the average closing price of its common shares traded on the B3 S.A. – Brasil, Bolsa, Balcão (ticker: ELET3), in the 90 (ninety) trading sessions prior to the date on which the Options are granted to each Beneficiary, weighted by the trading volume of such common shares./

4.2.          After the Plan approval, at its discretion, the Board of Directors may modify and/or monetarily update the Exercise Price of the share option, respecting the minimum limit established in item 4.1.

4.3.          The Board of Directors may determine whether the Exercise Price will be adjusted by dividends, interest on equity, or proceeds distributed by the Company in the period between the grant date and the exercise date of the options, and such conditions will be provided for in the Granting Agreement.

5.	BENEFICIARIES

5.1.          The management, employees, collaborators or service providers of the Company, or its subsidiaries, may be elected as Beneficiaries of the Option Plan, provided they are selected by the Company's Board of Directors or by a Committee appointed for this purpose.

6.	ELETROBRAS STOCK PURCHASE OPTION CYCLE

6.1.          The Stock Option Plan will be implemented according to the Program to be approved by the Board of Directors, which will provide for the execution of Granting Agreements between the Company and the Beneficiaries, which may occur at any time, while in force the plan.

6.2.          The Options granted under the terms of this Plan will become mature, that is, they may be exercised, according to the terms and rules set forth in the Program, subject to the minimum requirements mentioned in item 6.3, in order to meet the objectives of: (i) retention of Beneficiaries; and (ii) sustainable generation of long-term value.

6.3.          Once the Granting Agreement is executed, the Maturity Period of the options granted will obey the following criteria: (i) 1/3 of the options will have a Maturity Period of no less than 3 years; (ii) 1/3 of the options will have a Maturity Period of no less than 4 years; (ii) 1/3 of the options will have a Maturity Period of no less than 5 years.

6.4.          Exclusively in relation to Beneficiaries for whom the Company has approved the granting of Options during the 2023 fiscal year, the Board of Directors may set the initial milestone for calculating the Maturity Period of their respective Options on a date prior to the date of the respective Grant Agreement, always on a date after the Beneficiary's investiture or admission, but in no event prior to June 01, 2023.

6.5.          The Maximum Period for Exercise of the Options is 120 days from the date on which such options become exercisable, that is, after the end of their respective Maturity Period, subject to the provisions set forth in item 6.8.

6.6.          After the exercise of options and effective receipt of shares by the Beneficiary, the Beneficiary is prevented from selling such shares for a period of 180 days, defined as the Lock-up Period.

6.7.          If the Beneficiary leaves the Company or its Subsidiary, on his own initiative, due to poor professional performance identified through a regular assessment carried out by the Company, he will lose, as of the date of termination, the right to exercise the purchase options during the remaining Maturity Period, regardless of the achievement of targets. The Beneficiary who is dismissed as a result of the practice of an act that constitutes just cause for the termination of employment contracts under the terms of labor legislation, of any act in violation of legal or infra-legal rules, the Company's Bylaws, Code of Ethics and Conduct and other internal rules of the Company, or the Grant Agreement, will lose, as of the date of termination, the right to exercise the purchase options, regardless of achieving of the Maturity Period. The Board of Directors may establish the criteria applicable for exercising the options, for those cases that the Maturity Period has not been reached, in the event (i) the Beneficiary has achieved the respective targets; and/or (ii) death, disability or retirement.

6.8.          The transfer of the Company's Beneficiary to one of its subsidiaries and also to the reverse, or to any other company, in this case, is not considered to be terminated for the company's interest.

6.9.          In any case, the Stock Option cannot be exercised during a period which the Company's shares are not traded, in accordance with the Eletrobras’ Securities Trading Policy and the legislation in force. If the Maximum Period for Exercise of the Options ends during a prohibition period, said period will be automatically extended for a period of 5 (five) days counted from the end of the prohibition period.

6.10.       The form of communication of the exercise of the option by the Beneficiaries will be provided for in the Stock Option Grant Agreement.

7.	GRANTING OF STOCK PURCHASE OPTIONS

7.1.          The granting of stock options will be carried out, necessarily, upon execution of the Stock Option Grant Agreement, observing the Program to be approved by the Board of Directors.

7.2.          The Granting Agreement shall specify, among other items, the number of share options granted, as well as the prices, terms and conditions for exercising the share options by the Beneficiaries.

7.3.          The Board of Directors may, at its discretion, establish differentiated contracts between the Beneficiaries, provided that the general conditions of this Stock Option Plan are observed.

7.4.          There will be no consideration in cash by the Beneficiaries upon execution of the Stock Option Grant Agreement.

7.5.          Until the date of exercise of the purchase options by the Beneficiaries, the Beneficiaries will not be entitled to any rights and advantages, as shareholders, in relation to the shares object of the grant, such as voting rights, receipt of dividends and interest on own capital.

8.	STOCK PURCHASE OPTIONS SUBJECT TO THE PLAN

8.1.          To create value for the Company and its shareholders, long-term incentives make up a relevant part of the total compensation of the Beneficiaries, which demonstrates the concern in developing compensation packages consistent with meritocratic practices and a high-performance culture, given that the Beneficiary will be able to enjoy a gain proportional to the amount generated by the Company, and the Board of Directors may also set additional conditions, such as meeting specific goals, triggers or specific challenges.

8.2.          The shares issued by the Company subject to this Plan will be common shares, registered, without par value, with the restrictions and advantages indicated below (“Shares”), which may be issued by the Company and subscribed and/or acquired by the Beneficiaries in the terms set forth in this Plan.

8.3.          The total number of options to be granted to the Beneficiaries of the Options Plan may not result in the effective delivery of shares of the Company that exceed the limit of 1.1% of the Company's total share capital on this date.

8.4.          For the purpose of this limit, all shares corresponding to the options actually exercised or exercisable by the Beneficiaries will be considered, regardless of the settlement model of that option. The Shares corresponding to the options that are cancelled, lapse, expire or forfeit, for whatever reason, will not be computed for the purposes of the limit provided for in item 8.3, and, therefore, will be available again for future granting under the terms of this Plan.

8.5.          For the purpose of restricting trading, the common shares that are acquired with the exercise of the Options must not observe the Lock-up Period, in addition to what is already provided by law, by applicable regulations, by the Securities Trading Policy of the Company and the Lock Up Period provided in this Plan.

9.	SETTLEMENT METHOD

9.1.          The options will be settled upon delivery of shares by the Company to the beneficiaries.

9.2.          The settlement of the Exercise Price shall occur according to one of the following two options, as defined by the Board of Directors, at its sole discretion:

(i) if there is a sufficient capital reserve balance in adequate amounts, the settlement of the Exercise Price will occur in accordance with the provisions of item 9.3 below; and

(ii) if there is no said balance, the settlement of the Exercise Price will occur in accordance with the provisions of item 9.5 below.

9.3.          If there are capital reserves in adequate amounts, the Company may choose to issue and deliver to the Beneficiary only the number of Shares corresponding to the difference between the Settlement Price and the Exercise Price, multiplied by the total number of options exercised by the participant and divided by the Settlement Price:

Where:

= number of Shares to be transferred

= Settlement Price

= Options Exercise Price

= number of mature options exercised by the Beneficiary

9.4.          In the event of item 9.3, there will be no disbursement of funds by the Beneficiary for the subscription or purchase of shares, subject to the provisions of item 10.4.

9.5.          If the Company does not opt for liquidation pursuant to item 9.3, the Beneficiary must pay the Exercise Price within a period of 90 (ninety) days, extendable by decision of the Board of Directors, for 90 (ninety) days, counted of receipt of the communication of exercise.

9.6.          No share will be given to the participant unless all legal and regulatory requirements have been fully complied with.

10.	GENERAL PROVISIONS

10.1.       The granting of share options will not prevent the Company from engaging in corporate reorganization operations.

10.2.       In cases of change in the number, class or type of shares of the Company, for any reason, it will be up to the Board of Directors to assess any adjustment to the Stock Option Plan, in order to avoid damages to the Beneficiaries and the Company.

10.3.       The Granting Agreements do not grant any stability or guarantee of employment to the Beneficiary.

10.4.       The Company is authorized to withhold at source any taxes that may be levied on the shares to be delivered arising from the exercise of options, or in another way that suits it, in order to comply with legal requirements, more specifically with regard to amounts equivalent to taxes which it is legally obliged to withhold for collection on behalf of the Beneficiary.

10.5.       Any existing legal changes, whether of a labor, corporate, tax or related nature, may lead to the revision of the Plan.

10.6.       If the number of shares issued by the Company is increased, reduced, there is a split or grouping or dividends paid in shares, the Board of Directors may make the appropriate adjustments in the number of shares granted to each Beneficiary.

11.	PLAN MANAGEMENT

11.1.       The Stock Option Plan will be managed by the Company's Board of Directors, or by a Committee designated by it.

11.2.       The Company's Board of Directors, observing the guidelines of the Company's bylaws and the applicable legislation, will have broad powers in the management of the Plan to:

§1º Elect the Beneficiaries, as well as define the criteria for the choice;

§2º Enter into different Granting Agreements, in accordance with the Company's strategic objectives;

§3º List additional conditions, such as triggers, achievement of goals, achievement of milestones, which must be met for the Beneficiary to exercise the share options;

§4º Authorize the sale/grant of treasury shares to satisfy the granting of Stock Options;

§5º Take the necessary measures to implement the Compensation Plan based on the Stock Options; and

§6º Resolve omitted cases and interpretations regarding the application of the plan.

12.	TERM OF THE PLAN

12.1.       The Stock Option Plan is valid for 3 (three) years and, at any time, the Stock Option Plan may be extinguished or modified by decision of the Shareholding Meeting.

12.2.       Any significant legal change with regard to the regulation of corporations, publicly held companies, labor legislation or the tax effects of the Stock Option Plan may lead to its full review.

SCHEDULE H

Information required by SCHEDULE B of CVM Resolution 81/2022 (proposal for amending the "Eletrobras Restricted Share-Based Compensation Plan" approved at the Company's Extraordinary General Meeting held on December 22, 2022)

The management of Eletrobras has proposed to the shareholders, by means of the Ordinary and Extraordinary General Meeting of Eletrobras, to be held on April 26, 2024 ("OEGM 2024"), the amendment for specific adjustments to the “Eletrobras Restricted Share-Based Compensation Plan” approved at the Extraordinary General Meeting of the Company held on December 22, 2023 (“Restricted Shares Plan” or “Plan”). Except for what is expressly indicated below and in Schedule I as an amendment proposal of the Restricted Shares Plan, the other terms and conditions of the Plan are not being amended.

1.     Provide a copy of the proposed plan

A copy of the Restricted Shares Plan, including the changes proposed for the 2024 OEGM, is attached to this Management Proposal as Schedule J.

2.	Inform the main characteristics of the proposed plan, identifying
a)	Potential beneficiaries

May be elected as beneficiaries of the Restricted Shares Plan, the management, employees, collaborators or service providers of the Company, or its subsidiaries, as long as they are appointed by the Company's Board of Directors or by a Committee appointed by the Board for this purpose ("Beneficiaries").

b)	Maximum number of Options to be granted

Not applicable, as the Restricted Shares Plan does not provide for the delivery of options.

c)	Maximum number of shares covered by the plan

The total number of Restricted Shares to be received may not exceed the limit of 0.2% of the Company's total capital share on December 22, 2022, and the Agreements Granting of Restricted Shares with the Beneficiaries elected must be executed until March 31, 2023.

d)	Acquisition conditions

The granting of Restricted Shares will be carried out, necessarily, upon the execution of the Agreement for the Granting of Restricted Shares entered into between the Company and the Beneficiaries, until March 31, 2023 ("Granting Agreements" or "Agreements").

The Restricted Shares were divided into (i) a single batch for the members of the Board of Directors, to be delivered on April 30, 2028; and (ii) 5 batches for the other Beneficiaries, to be delivered on March 31, 2023, March 31, 2024, March 31, 2025, March 31, 2026 and March 31, 2027.

With regard to Beneficiaries who are not members of the Board of Directors (or who, although being members of the Board, hold a position as Executive Officer), the ownership of the Restricted Shares included in each batch will only be transferred to the Beneficiary if he/she remains in his/her position on the respective delivery dates.

As for the Beneficiaries who are members of the Board of Directors, they will only be entitled to receive the Restricted Shares if the Beneficiary completes, in full and uninterruptedly, his/her term of office on the Board of Directors, which will end at the Company's 2025 OGM, except in the event of non-fulfillment of the position due to death or incapacity for permanent cause (as per the amendment proposal to the Restricted Shares Plan submitted to the 2024 OEGM). For these Beneficiaries, the Restricted Shares will be delivered in a single timeframe, i.e. April 30, 2028, which corresponds to the period of 3 years following the end of the term of office of the Board Members elected by the Company's Extraordinary General Meeting held on August 5, 2022.

Nevertheless, even if the Beneficiary member of the Board of Directors has served his or her term on the Board, he or she will forfeit any and all rights related to the Restricted Shares if, before April 30, 2028:

(i) is convicted of any act that results in a violation of Federal Law No. 12.846/2013, Federal Law No. 8.429/1992, crimes against public administration in the Penal Code, as well as any other anti-bribery/corruption and money laundering legislation enacted in Brazil;

(ii) the Company ascertains damages or losses caused to the Company due to irregular management acts practiced by the Beneficiary, as determined at the Company's General Meeting; and/or

(iii) issue any oral or written statement about the Company or any of its subsidiaries, including through social networks, which, as determined by the Board of Directors: (a) is derogatory, libelous, slanderous or defamatory; (b) discloses private or confidential information about the Company's or its subsidiaries' business; or (c) leads to a false perception by the public about the Company or its subsidiaries.

e)	Detailed criteria for setting the exercise price

Not applicable, as the Restricted Shares Plan provides that, provided that all the conditions established in the Granting Agreement are complied with, the Restricted Shares will be transferred, by the Company to the beneficiary, on a non-monetary basis and, therefore, without payment of any exercise price.

f)	Criteria for setting the exercise period

Not applicable, as the shares will be transferred on a non-monetary basis. Thus, once the Granting Agreement has been entered into and the conditions for receiving the Restricted Shares comprising vested batches have been fulfilled, the delivery of the Restricted Shares will take place according to the achievement of the time milestones indicated in item (d).

g)	Options settlement method

There is no provision for the delivery of stock options. However, the Restricted Shares will be delivered to the Beneficiaries through the issue of new common shares by means of a capital increase of the Company, within the limit of the authorized capital; and/or using existing shares held in treasury.

h)	Criteria and events that, when verified, will cause the suspension, alteration or extinction of the plan

The Restricted Shares Plan will remain in force until April 30, 2028, and may be extinguished and/or modified at any time by decision of the General Shareholders' Meeting.

In case of bankruptcy, dissolution or liquidation of the Company, the Restricted Shares Program and the respective Granting Agreements shall be extinguished by operation of law, and all grants of Restricted Shares shall lapse, regardless of whether the respective conditions for receiving the Restricted Shares have been fulfilled, as well as the rights of the Beneficiaries.

Also, any significant legal change with regard to the regulation of corporations, publicly-held companies, labor legislation and/or the tax effects of a share grant plan may lead to the full revision of the Restricted Shares Plan.

The Restricted Shares Plan is ruled under a Restricted Shares Program approved by the Board of Directors ("Restricted Shares Program" or "Program"). This Program establishes that, at the discretion of the Board of Directors, the number of Restricted Shares granted may be adjusted upwards or downwards to reflect reverse stock splits or reverse share splits, as well as share bonuses to shareholders, increases in the Company's share capital through the capitalization of reserves or other types of corporate transactions involving the issuance of shares by the Company.

Also, by means of the amendment to the Restricted Shares Plan proposed to the 2024 OEGM, the possibility was included for the Board of Directors to also make adjustments to the number of Restricted Shares granted to each beneficiary in order to reflect the economic impact of any distributions of dividends, interest on equity or profits in the period between the date of grant and the transfer of ownership of the shares.

3.	Justify the proposed plan, explaining:

a)                The main objectives of the plan

The purpose of the Restricted Shares Plan is: (i) to retain the Company's talents that demonstrate solid high-performance performance and hold qualifications and professional profiles aligned with the new stage of the Company; (ii) assist in attracting new talent to key positions within the scope of the ongoing Eletrobras restructuring process; and (iii) encourage the development and sustainable growth of the Company and the maximization of long-term value, in line with the capitalization value levers, through the incorporation of this Restricted Shares Plan in the remuneration package of the current composition of the Board of Directors, whose term of office extends until the Annual General Meeting of 2025.

b)               How the plan contributes to those objectives

The Restricted Shares Plan contributes to achieving the above purposes to the extent that (i) the Company will have a high potential for retaining and engaging current key professionals and attracting new talent, as well as fostering a high-performance culture that will serve as a driving force for unlocking the capitalization's value levers; (ii) the Beneficiaries will be able to capture the growth in the Company's shareholder value, which encourages exceptional performance, exceeding targets and maximizing the capacity to generate value in the medium and long term; (iii) the shareholders, who, given the work of highly qualified professionals in order to quickly unlock the value levers of the capitalization and the consequent maximization of the Company's value, will be able to count on the appreciation of the shares issued by Eletrobras and the maximization of the return on their investments, in a solid and sustainable manner over time.

Thus, the Restricted Actions Plan, in short, aims to contribute so that Eletrobras can count on the best professionals to conduct the transformation process that is underway, making it possible to retain current talents and attract new ones, which may lead to the new challenges arising from the capitalization process.

c)                How the plan fits into the company's compensation policy

The Restricted Shares Plan is part of the Company's long-term incentive plan, which was structured to generate value for both the Company and its shareholders. These long-term incentives represent a significant portion of the Beneficiaries' total remuneration, reflecting the commitment to a culture of high performance and meritocratic practices, given that the Beneficiaries will be able to benefit directly from the value generated over time for the Company and its stakeholders. Also, the Restricted Shares Plan provides that the Board of Directors may also establish additional targets, triggers and specific challenges to strengthen the link between remuneration, performance and value generation.

d)               How the plan aligns the interests of the Beneficiaries and the company in the short, medium and long term

In the context of Eletrobras' transformation, the Restricted Shares Plan is an essential tool for the solidification of a meritocratic culture, capable of retaining and rewarding talents. The Plan is aimed at retaining and rewarding talent and ensuring that the interests of the Beneficiaries are fully aligned with those of the Company and its shareholders.

Thus, in the short term, the Plan was developed with the aim of attracting key talent and qualified executives, strictly in the context of the Company's privatization. In this sense, the Restricted Share grants were concluded until March 31, 2023.

The Restricted Shares Plan also constitutes a specific talent retention and long-term incentive mechanism for the Statutory Executive Board and the members of the Board of Directors elected in August 2022, insofar as the appreciation of the Company's shares will imply an increase in the remuneration earned by the Beneficiary.

As for the directors, the aim of the Restricted Shares Plan was to adopt a similar model, in the best possible way and without undue burden, to the "Deferred Share Units" adopted in certain international markets (seen as the best governance practice for granting directorships). The aim was therefore to reinforce the long-term mentality and the generation of shareholder value, since the gains realized by the director will be totally linked to the Company's long-term results from 2028 onwards. Therefore, if the decision made by the member of the Board of Directors during his current term of office, which ends at the 2025 OEGM, does not prioritize results from 2028 onwards, there will be a significant loss in the amount of his Long-term Incentive.

4.     Estimate the company's expenses arising from the plan, according to the accounting rules that deal with this matter

In this sense, as reported at Eletrobras' Extraordinary General Meeting held on December 22, 2022, the decision of the Board of Directors was to propose the granting of up to 0.2% of the Company's share capital, considering all possible statutory or non-statutory beneficiaries, throughout the term of the Plan

Taking into account the fair value of the share, the transfers made to statutory management in 2023, as well as the future transfers planned, considering the amount of BRL 32.28 (market price of the company's common share in market B3, at the base date of March 14, 2023, closing of the day), we present, for the purpose of estimating:

Restricted Shares	Statutory Board of Directors		Board of Directors		Total
	Nº of Shares	Estimated Amount	Nº of Shares	Estimated Amount	Nº of Shares	Estimated Amount
1st Transfer (March 2023)	423.990	BRL 13.686.397	-	-	423.990	BRL 13.686.397
2st Transfer (March 2024)	162.086	BRL 5.232.123	-	-	162.086	BRL 5.232.123
3st Transfer (March 2025)	162.086	BRL 5.232.123	-	-	162.086	BRL 5.232.123
4st Transfer (March 2026)	162.086	BRL 5.232.123	-	-	162.086	BRL 5.232.123
5st Transfer (March 2027)	162.086	BRL 5.232.123	242.856	BRL 7.839.392 *	404.942	BRL 13.071.515
Total	1.072.334	BRL 34.614.889	242.856	BRL 7.839.392	1.315.190	BRL 42.454.281

* The first half of the amount was appropriated in 2023, and the second half is expected to be appropriated in 2024.

SCHEDULE I

"From/To" table of the proposed changes to the Compensation Plan Based on the Restricted Shares

Clause	From	To	Comments
1.1 (f)	f) “Restricted Shares Plan” or “Plan”: Compensation Plan Based on Restricted Shares.	f) “Restricted Shares Plan” or “Plan”: Compensation Plan Based on Restricted Shares, as amended.	Wording adjustment.
1.1 (g)	g) “Program”: Restricted Shares Program to be approved by the Board of Directors, based on this Plan.	g) “Program”: Restricted Shares Program to be approved by the Board of Directors, based on this Plan, as amended.	Wording adjustment.
2.4	2.4. The Restricted Shares Plan, in summary, aims to assist Eletrobras into being able to count on the best professionals to lead the transformation process that is in course, making it possible for Eletrobras to retain current talents and attract new ones, who can lead the new challenges arising from the capitalization process.	2.4. The Restricted Shares Plan, in summary, aims to assist Eletrobras into being able to count on the best professionals to lead the transformation process that is in course, making it possible for Eletrobras to retain current talents and attract new ones, who can lead the new challenges arising from the capitalization process.	Wording adjustment in Portuguese that does not affect the English wording.

5.1	5.1. In line with the specific objectives of this Restricted Shares Plan, the Program will be structured by the Board of Directors so that: (i) the definition of the Beneficiaries and the execution of the respective Restricted Share Granting Agreements occur by March 31, 2023; and (ii) the rights arising from the Restricted Share Granting Agreements, as they constitute a personal right, may not be assigned or in any way transferred to third parties, whether onerously or free of charge.	5.1. In line with the specific objectives of this Restricted Shares Plan, the Program will be structured by the Board of Directors so that: (i) the definition of the Beneficiaries and the execution of the respective Restricted Share Granting Agreements occur by March 31, 2023; and (ii) except for cases of death or permanent incapacity, in which a guardianship has been established for the Beneficiary, the rights arising from the Restricted Share Granting Agreements, as they constitute a personal right, may not be assigned or in any way transferred to third parties, whether onerously or free of charge.	Adjustment in line with market practices.

5.5	5.5. If the Beneficiary is a member of the Board of Directors, once the Granting Agreements has been signed, the transfer of ownership of all the Restricted Shares will take place in a single timeframe, April 30, 2028, which corresponds to the period of 3 (three) years following the end of the term of management of the Board of Directors elected at the Company's 182nd Shareholder’s Annual Meeting.

5.5.       If the Beneficiary is a member of the Board of Directors, once the Granting Agreements has been signed, the transfer of ownership of all the Restricted Shares will take place in a single timeframe, April 30, 2028, which corresponds to the period of 3 (three) years following the end of the term of management of the Board of Directors elected at the Company's 182nd Shareholder’s Annual Meeting, provided that the Beneficiary has fully and uninterruptedly fulfilled its term of management on the Board of Directors, to be ended at Eletrobras' 2025 Shareholder’s Annual Meeting (SAM).

5.5.1.        Exceptionally, in the event of the death or permanent incapacity of a Beneficiary who is a member of the Board of Directors, the Beneficiary (or his/her heir(s), in the event of death) shall be entitled to receive a number of Restricted Shares calculated on a pro rata basis for the period served by the Beneficiary in his/her term of service on the Board of Directors, but counted from the date of execution of the grant agreement until the event of death or incapacity. In this case, the pro rata portion of the Restricted Shares will be delivered on April 30, 2028.

5.5.2.        In the event of item 5.5.1 above, if the Beneficiary who is a member of the Board of Directors has held a position on the executive board of the Company or its subsidiaries, as a result of which he has already received lots of his Restricted Shares, such Restricted Shares will be deducted from the final amount to be delivered to the Beneficiary (or its heirs).

Adjustment in line with market practices, as well as to address the scenario experienced by the Company, where certain beneficiaries hold positions on the Board of Directors and the Executive Board, and therefore require different treatment in the event of death or permanent incapacity, given that they may have received lots of restricted shares granted to them prior to the respective vacancy event.

8.6	8.6. If the number of shares issued by the Company is increased, decreased, or in case of a stock split or reverse stock split, or dividends paid in shares, the Board of Directors may make the appropriate adjustments to the number of Restricted Shares granted to each Participant, and may also make adjustments on the number of Restricted Shares granted in order to reflect the economic impact of any distributions of income.	8.6. If the number of shares issued by the Company is increased, decreased, or in case of a stock split or reverse stock split, or dividends paid in shares, the Board of Directors may make the appropriate adjustments to the number of Restricted Shares granted to each Participant, and may also make adjustments on the number of Restricted Shares granted in order to reflect the economic impact of any distributions of dividends, interest on equity or income in the period between the date of grant and the transfer of ownership of the shares.	Adjustment in line with market practices.

SCHEDULE J

Restricted Shares Plan with the proposed consolidated amendments

ELETROBRAS COMPENSATION PLAN
BASED ON THE RESTRICTED SHARES
(“RESTRICTED SHARES”)

1.               DEFINITIONS

1.1.          For purposes of definitions, there are:

a)               “Restricted Shares”: number of common, book-entry and nominative shares issued by the Company, specifically allocated to a given Granting Agreements.

b)               “Beneficiaries”: the management, employees, collaborators or service providers of the Company, or its subsidiaries, provided that they are selected by the Company's Board of Directors or by a committee appointed for this purpose, to participate in the Program to be approved by the Board of Directors for this Restricted Shares Plan.

c)               “Company” or “Eletrobras”: Centrais Elétricas Brasileiras S/A – Eletrobras.

d)               "Board of Directors”: Company’s Board of Directors.

e)               “Restricted Shares Grant Agreement” or “Granting Agreement”: private instrument granting restricted shares, entered into between the Company and the Beneficiaries, which will entitle the Beneficiaries to receive a certain amount of restricted shares in a given period, provided that the deadlines, terms and conditions to be defined by the Company's Board of Directors are met.

f)                “Restricted Shares Plan” or “Plan”: Compensation Plan Based on Restricted Shares, as amended.

g)               “Program”: Restricted Shares Program to be approved by the Board of Directors, based on this Plan, as amended.

2.               PURPOSE OF THE PLAN

2.1.          The purpose of the Restricted Shares Plan is to: (i) retain the Company's talents who have shown solid high performance and hold professional qualifications and profiles aligned with the Company's new stage; (ii) assist in attracting new talent for key positions as part of Eletrobras' ongoing restructuring process; and (iii) encourage the development and sustainable growth of the Company and the maximization of long-term value, in line with the capitalization value levers, by incorporating this Restricted Share Plan into the remuneration package of the current composition of the Board of Directors, whose term of management extends until the 2025 Shareholders’ Ordinary Meeting.

2.2.          The Program to be approved by the Board of Directors under this Restricted Shares Plan will allow the alignment of interests between the Company, other shareholders and Beneficiaries, to the extent that the potential gains and risks of the Company's performance will be shared with these players, which will contribute, specially, to the development of a high-performance professional culture and to decision-making that favors long-term results, value creation and the Company's sustainable growth.

2.3.          In the current scenario of Eletrobras' transformation, the Restricted Shares Plan is an essential tool for the solidification of a meritocratic culture, capable of retaining and reward its talents and designed to ensure full alignment between the interests of the Beneficiaries, the Company and its shareholders, since: (i) the Company will be able to retain current key professionals and attract new talent, as well as promote a high-performance culture that will serve as a driving force for unlocking the capitalization's value levers; (ii) the Beneficiaries will be able to achieve shareholder value growth above the exercise price defined in this Restricted Shares Plan, which is a great encouragement for a high performance, exceeding targets and maximizing the capacity to generate value in the medium and long term; and (iii) the shareholders, who, given the work of the professionals in favor of the quick release of the levers for capitalization value and the consequent maximization of the Company's value, will be able to count on the appreciation of the shares issued by Eletrobras and the maximization of the return on their investments in the medium and long term.

2.4.          The Restricted Shares Plan, in summary, aims to assist Eletrobras into being able to count on the best professionals to lead the transformation process that is in course, making it possible for Eletrobras to retain current talents and attract new ones, who can lead the new challenges arising from the capitalization process.

2.5.          The Board of Directors may establish Programs, with a determined period of validity, as well as determine the maximum limit of shares that may be granted under such Program, based on the general guidelines of this Plan.

3.               ELETROBRAS RESTRICTED SHARES MODEL

3.1.          At the option of the Board of Directors, or of a Committee appointed by the Board for this purpose, the Beneficiaries may be granted, by means of a Granting Agreements, the right to receive a certain number of Restricted Shares, which will only be transferred to the Beneficiary if the deadlines, terms and conditions to be defined by the Company's Board of Directors are met.

4.               BENEFICIARIES

4.1.          The management, employees, collaborators or service providers of the Company, or its subsidiaries, may be elected as Beneficiaries of the Restricted Shares Plan, as long as they are elected by the Company's Board of Directors or by a Committee appointed by the Board for this purpose.

5.               CYCLE OF RESTRICTED SHARES AT ELETROBRAS

5.1.          In line with the specific objectives of this Restricted Shares Plan, the Program will be structured by the Board of Directors so that: (i) the definition of the Beneficiaries and the execution of the respective Restricted Share Granting Agreements occur by March 31, 2023; and (ii) except for cases of death or permanent incapacity, in which a guardianship has been established for the Beneficiary, the rights arising from the Restricted Share Granting Agreements, as they constitute a personal right, may not be assigned or in any way transferred to third parties, whether onerously or free of charge.

5.2.          Once the Granting Agreements has been signed, the transfer of ownership of the Restricted Shares to the respective Beneficiary will proceed in installments, in equal parts, observing the following time frames: March 31, 2023, March 31, 2024, March 31, 2025, March 31, 2026 and March 31, 2027.

5.3.          If the Beneficiary leaves the Company or its Subsidiary, on his/her own initiative, due to poor professional performance identified by means of a regular evaluation carried out by the Company, inappropriate ethical and professional conduct and/or infringement of any of the Company's internal rules, the Beneficiary will lose, from the date of leaving, the right to receive the Restricted Shares of the remaining time frames and, as a consequence, the Company will be unable to transfer ownership of the corresponding Restricted Shares to him/her.

5.4.          The transfer of the Beneficiary from the Company to one of its subsidiaries or vice versa, or to any other company, in this case in the interest of the Company, shall not be considered a termination for the Company’s interest.

5.5.          If the Beneficiary is a member of the Board of Directors, once the Granting Agreements has been signed, the transfer of ownership of all the Restricted Shares will take place in a single timeframe, April 30, 2028, which corresponds to the period of 3 (three) years following the end of the term of management of the Board of Directors elected at the Company's 182nd Shareholder’s Annual Meeting, provided that the Beneficiary has fully and uninterruptedly fulfilled its term of management on the Board of Directors, to be ended at Eletrobras' 2025 Ordinary General Meeting (OGM).

5.5.1.        Exceptionally, in the event of the death or permanent incapacity of a Beneficiary who is a member of the Board of Directors, the Beneficiary (or his/her heir(s), in the event of death) shall be entitled to receive a number of Restricted Shares calculated on a pro rata basis for the period served by the Beneficiary in his/her term of service on the Board of Directors, but counted from the date of execution of the grant agreement until the event of death or incapacity. In this case, the pro rata portion of the Restricted Shares will be delivered on April 30, 2028.

5.5.2.        In the event of item 5.5.1 above, if the Beneficiary who is a member of the Board of Directors has held a position on the executive board of the Company or its subsidiaries, as a result of which he has already received lots of his Restricted Shares, such Restricted Shares will be deducted from the final amount to be delivered to the Beneficiary (or its heirs).

6.               GRANTING OF RESTRICTED SHARES

6.1.          The granting of Restricted Shares shall necessarily be carried out by means of a Granting Agreements, in accordance with the Program to be approved by the Board of Directors.

6.2.          The agreement shall specify, among other items, the number of Restricted Shares subject to the grant, as well as the time limits, terms and conditions for the transfer of the Restricted Shares by the Company to the Beneficiaries.

6.3.          The Board of Directors may, at its discretion, establish different contracts between the Beneficiaries, subject to the general conditions of this Restricted Shares Plan.

6.4.          There will be no cash consideration from the Beneficiaries upon the execution of the Granting Agreements or even upon the transfer of the Restricted Shares.

6.5.          Up to the date of transfer of the ownership of the Restricted Shares to the Beneficiaries, the Beneficiaries shall not be entitled to any rights and advantages as shareholders in relation to the shares subject to grant, such as voting rights, receiving dividends and interest on own capital.

7.               RESTRICTED SHARES SUBJECT TO THE PLAN

7.1.          In order to create value for the company and its shareholders, long-term incentives make up a significant part of the Beneficiaries' total remuneration, which shows the concern to develop remuneration packages in line with meritocratic practices and a high-performance culture, given that the Beneficiary will be able to enjoy earnings proportional to the value generated for the company, and the Board of Directors may also set additional conditions, for example meeting specific targets, triggers or challenges.

7.2.          The maximum number of restricted shares granted may not exceed the limit of 0.2% of the Company's total capital stock on this date, without affecting the maximum time limit for the execution of the Restricted Share Granting Agreements.

8.               GENERAL PROVISIONS

8.1.          The granting of Restricted Shares shall not prevent the Company from engaging in corporate reorganizations.

8.2.          In the event of a change in the number, class or type of the Company's shares, for whatever reason, the Board of Directors shall be responsible for assessing any adjustment to the Restricted Share Grant Plan, in order to avoid losses to the Beneficiaries and the Company.

8.3.          Restricted Shares Granting Agreements do not provide any stability or guarantee of employment/statutory relationship to the Beneficiary.

8.4.          The Company is authorized to reduce the total number of Restricted Shares to be transferred to the Beneficiary, or in any other way that may suit it, in order to comply with legal requirements, more specifically with regard to the amounts equivalent to the taxes to which it is legally obliged to withhold on behalf of the Beneficiary.

8.5.          Legal changes that may exist, whether of a labor, corporate, tax or related nature, may lead to the revision of the Plan.

8.6.          If the number of shares issued by the Company is increased, decreased, or in case of a stock split or reverse stock split, or dividends paid in shares, the Board of Directors may make the appropriate adjustments to the number of Restricted Shares granted to each Participant, and may also make adjustments on the number of Restricted Shares granted in order to reflect the economic impact of any distributions of dividends, interest on equity or income in the period between the date of grant and the transfer of ownership of the shares.

9.               PLAN MANAGEMENT

9.1.          The Restricted Shares Plan shall be managed by the Company’s Board of Directors, or by a Committee designated by the board.

9.2.          The Company's Board of Directors, in compliance with the Company's bylaws and applicable legislation, will have broad powers in the management of the Plan to:

§1º Elect the Beneficiaries, as well as define the criteria for the choice;

§2º To sign different Granting Agreements, in accordance with the company's strategic objectives;

§3º List additional conditions, such as triggers, fulfillment of goals, achievement of milestones, which must be met in order to transfer the shares by the Company to the Beneficiary;

§4º Authorize the non-onerous selling of treasury shares to satisfy the delivery of the shares subject to the Grant Agreement;

§5º To take the necessary measures to implement the Compensation Plan based on Restricted Shares; and

§6º Resolve any omissions and interpretations regarding the application of the plan.

10.            TERM OF THE PLAN

10.1.       The Restricted Share Plan will remain in force until April 30, 2028, and may be terminated and/or modified at any time by resolution of the Company's General Shareholders' Meeting.

10.2.       Any significant legal change with regard to the regulation of equity companies, publicly-held companies, labor laws and/or the tax effects of a stock grant plan may lead to a full review of the Restricted Share Plan.

SCHEDULE K

Sections 7.3 to 7.6 of the Company's Reference Form (information on Ms. Ana Silvia Matte, candidate for member of the Company's Board of Directors)

7.3        Directors: for each of the directors and members of the supervisory board of the issuer, indicate, in the table:

Name:	Ana Silvia Corso Matte	CPF:	263.636.150-20	Profession:	Lawyer	Date of Birth:	05/30/1958
Professional Experience:	Ms. Ana Silvia Corso Matte is a lawyer who graduated from the Federal University of Rio Grande do Sul, with a post-graduate degree in human resources from PUC/RJ - IAG. She was human resources director at Companhia Siderúrgica Nacional, Wella Brasil Ltda., Sendas Distribuidora S.A., and TelSul Serviços Ltda. From 2006 to 2012, she was the statutory director of People at Light S.A. Since 2012, she has been a board member and conducts consultancy activities in human talent area, being a founding partner of Ana Silvia Matte Consultoria em Gestão Ltda-EPP. She has experience as a board member in companies such as Cemig Telecomunicações S.A., Cemig S.A. and Renova Energia S.A., where she was also coordinator of the talent committee for 3 years, as well as Eletrobras, where she served as board member from the 2021 AGM to August 2022. In addition to being an angel investor, she is currently a member of the advisory board of SuperJobs Ventures e Participações Ltda., a company that invests in high-impact startups, a member of the board of directors and the sustainability committee of Norte Energia S.A., and a member of the board of the people committee of the IBGC-Brazilian Institute of Corporate Governance. She also has relevant experience in committees, having been an independent external member of Vale S.A.'s People, Compensation and Governance Committee (second term), an independent external member of Copel S.A.'s Nomination and Evaluation Committee (first term) and an independent external member of Copel S.A.'s Nomination and Evaluation Committee (first term). (First term), independent external member of the People Committee of Petrobrás S.A. She also currently serves as independent external member of the People Committee of Eletrobras. Ms. Ana Sílvia Corso Matte declared not being a politically exposed person and that there have been no disciplinary or judicial proceedings in the last five years in which she has been convicted by any decision, whether final or not.
Administrative bodies
Administration body	Election date	Term of office	Elective office held	Description of other position	Date in office	The controller elected	Start date of first mandate
Board of Directors	-	Until the OGM of 2025	Board of Directors (Effective)	External member of the People Committee	-	N/A	04/27/2021 (2021 AGM)

7.4.       Composition of the Committees

Not applicable.

7.5 Relationships family

Existence of conjugal relationship, stable union, or relative relationship up to the second degree related to the Company’s managers, its subsidiaries and controlling shareholders.

  managers of the Company

There is no conjugal relationship, stable union, or relative relationship up to the second degree between Ms. Ana Silvia Corso Matte and the Company's managers.

  (i) managers of the Company and (ii) managers of direct or indirect subsidiaries of the issuer

There is no conjugal relationship, stable union, or relative relationship up to the second degree between Ms. Ana Silvia Corso Matte and the managers of its direct or indirect subsidiaries.

  (i) managers of the issuer or its direct or indirect subsidiaries and (ii) direct or indirect controllers of the issuer

Not applicable, as the company has no direct or indirect controlling shareholder.

  (i) directors of the issuer and (ii) directors of the issuer's direct and indirect controlling companies

Not applicable, as the company has no direct or indirect controlling shareholder.

7.6.       Relationships of subordination, service provision or control

There is no relationship of subordination between Ms. Ana Silvia Corso Matte and companies controlled, directly or indirectly, by the Company, nor with relevant clients, suppliers or creditors of the Company and its subsidiaries, in the last three fiscal years.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 18, 2024

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Eduardo Haiama
Eduardo Haiama Vice-President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.